2006 Annual Report to Stockholders

HYDROGEN

HYDROGEN









HydroGen Corporation

HydroGen Corporation is a manufacturer of fuel cell power plants using its proprietary 400-kilowatt phosphoric acid fuel cell (PAFC) technology. Utilizing fuel cell technology originally developed by Westinghouse Corporation, HydroGen Corporation offers a multi-megawatt, zero-emission power generation product that supports the growth of industrial distributed energy. The company targets market applications where hydrogen is currently available and other drivers favoring the adoption of fuel cells are present.



HYDROGEN

Dear Shareholders,

Last year saw the emergence of HydroGen Corporation as a high performance organization, fully capable of making significant contributions toward building the global energy future today. With only one full year of fully-financed operations under our belt, we have established a world class technical, operational and management foundation from which the company is poised to take a leadership role in providing clean, inexpensive power to industrial and utility customers by manufacturing and selling our proprietary, multi-megawatt fuel cell power plants.

We began 2006 as a new public company, having just moved into our new manufacturing facility in Versailles, PA, with 21 employees. By the end of the year, the Versailles fuel cell manufacturing facility was operating at full production, we had completed construction and started operation on 48 small scale test facilities, commissioned and operated our first 2.5 kW test plant, neared completion of our first full scale 400 kW demonstration and acceptance test plant, and started construction of our first customer-sited 400 kW full scale demonstration plant at ASHTA Chemicals, Inc.'s chlor-alkali plant in Ashtabula, OH. We expanded the company to more than 70 employees, secured technical continuity by bringing on successors to our key former Westinghouse technical leaders, and expanded our Board by adding three exceptional new Directors. We built and expanded an active pipeline of quality potential customers for our multi-megawatt fuel cell systems around the world. And we ended the year with greater financial strength, having executed our 2006 business plan completely on budget while raising an additional $25.775 million, with Piper Jaffray serving as our investment bank. A strong first year of operations, indeed.

As we have stated, our strategy to accelerate the company's transition from development to commercial stage is clear:

- **Fuse** our robust, Westinghouse-developed 400 kW air-cooled phosphoric acid fuel cell (PAFC) module technology with the principles of mature chemical plant construction, so that our standard 2 MW Power Island product offers the low cost, high reliability, and superior performance seen as a standard in the chemical and utility industries - even in our first series of customer-sited plants.

- **Build up** an initial backlog of orders - partly firm and partly conditional - large enough to take us fully down the cost reduction curve, subject to successful commercial demonstration of our product in the field.

- **Successfully demonstrate** the technology, leverage volume procurement and future automated production capabilities to realize significant cost reductions, and fill the backlog of orders with scaled up, automated production of our fuel cell modules.

In this letter, and on behalf of our excellent staff and my colleagues in HydroGen's management, I would like to highlight some of our major accomplishments for 2006 in light of this strategy, update you on our progress to date this year, and take a look forward to our upcoming milestones for 2007 as we continue to successfully implement our business plan.

2006 Highlights

Operational Execution

During 2006, HydroGen established our new Versailles, PA, manufacturing facility, with a combination of existing production equipment dating from the Westinghouse manufacturing facility, as well as additional new equipment, modern control systems and some automation. The present capacity of this plant is 2-3 MW/annum in single shift, and 4-6 MW/annum when operated in double shift. Currently all production lines are in operation, and we are manufacturing our first new production 400 kW modules.

Our technical team constructed two batteries of 24 small-scale fuel cell test rigs, allowing us to test 48 small-scale cells at a time. These tests are used to evaluate components produced on the manufacturing line, as well as new materials provided by outsource suppliers. We also successfully constructed and placed into operation a 2.5 kW test plant. This plant, which uses very similar control logic, control systems and redundancy as our commercial and field plants, has pressurized operation and identical operating conditions as a full scale plant, and reached full-load operation within two weeks after plant commissioning started.

With respect to full-scale power plants, we designed and constructed a 400 kW full-sized test plant at our manufacturing facility in Versailles, which reached mechanical completion in early 2007 and is currently being commissioned for testing of our 400 kW fuel cell modules. This plant will be used for future acceptance testing of all new modules built, prior to shipment to customers' sites. A second 400 kW commercial demonstration plant, supported by a contract award with the state of Ohio, is under construction in Ashtabula, OH, at the site of ASHTA Chemicals, Inc.'s chlor-alkali plant.

A strong year, indeed, for our operational organization.

Building the Organization

During 2006, HydroGen actively and successfully built a top-quality, high performance organization, and worked hard to create an energetic, committed, and satisfying corporate culture for our staff. The company benefitted from the continued leadership of our original core technical leadership team of former Westinghouse pioneers - Senior Manufacturing Manager Tony Pereira, System Design & Operations Manager Maynard Wright and Engineering Manager Sam Granata - and diffused their experience and knowledge throughout the organization through the hiring of a talented new core staff of engineers and technicians. We also brought on board successors for some of our key senior technical managers, including Bill Copeland in Manufacturing and Jeff Cadman, who by the end of the year had been appointed as the company's Manager of System Design and Test Operations. Looking outward to our field installations, we made a key hire in Jeff Kulpa, our Manager of Projects, who joined our technical leadership team in mid-2006 and who has brought on board a top-level team of engineers to oversee our field installations, design our commercial products, and provide technical support to our sales efforts. The Projects group is based out of our Cleveland, OH headquarters offices.

In early 2007 Alan Hladis joined the company as Manager of Advanced Manufacturing, specializing in production automation and scale-up of our future Ohio-based 25-100 MW/year manufacturing facility. It is anticipated that the Versailles manufacturing plant will continue to engage in manufacturing activities after the Ohio facility is operational, and to serve as a test facility and possibly module reconditioning and testing plant. Although the Advanced Manufacturing department is based in our Cleveland offices, its activities are closely coordinated with our manufacturing team in Versailles led by Tony Pereira, with Bill Copeland coordinating the integration of present and future manufacturing efforts.

Additionally, we fully staffed our Finance and Human Resource departments, including the appointment of Daryl Nelson as Financial Director and Controller. Meanwhile, our Board of Directors was strengthened with the addition of three experienced finance and management executives: Mike Basham, Brian McGee and Phil Kranenburg. Our Advisory Board was enhanced with the appointment of Bill Jewell, recently retired as worldwide VP for energy and hydrocarbons at Dow Chemical. Bill also serves the company as a senior sales consultant, as does Paul Britt, a 20-year+ veteran of the sodium chlorate industry. Together, these two individuals, along with executive team member Greg Morris, Senior VP of Sales and Projects, have greatly expanded our sales pipeline for market entry.

Technical Progress

The company's most significant accomplishment of 2006 was the recapture of Westinghouse's original manufacturing technology by our staff. This technology had been "dormant" for over 10 years, and our operational plan for the year centered around replicating the Westinghouse technology with essentially no process or material changes. This objective was largely met. However, certain material changes and related process modifications were unavoidable, because the properties of certain raw materials used in components and sub-components of the fuel cells had changed since the end of the Westinghouse program. As a result, additional testing and process modifications were required in order to bring certain manufacturing lines into production. It is with great pride that we report that our team effectively addressed these challenges and achieved our goal of technology recapture. Despite the necessary changes and corresponding delays, the company stayed within our targeted annual budget and remains, overall, very close to the time schedule of our business plan developed four years ago.

Looking ahead to our future production facility in Ohio, considerable progress is being made on all aspects of our advanced manufacturing plan. This plan is being executed with close coordination between our Versailles-based manufacturing group and the advanced manufacturing team located in Cleveland.

Growing as a Public Company

To strengthen our financial position, HydroGen raised almost $26 million in a private placement managed by Piper Jaffray; this financing has provided sufficient capital to fund the company's operations through at least the end of 2007, with substantial additional contingency also provided in our Board-approved budget. Our management and finance teams are developing and implementing additional control tools and processes, allowing us to manage the company in an effective manner, and to maintain strict budgetary controls. In addition, these controls facilitate our compliance with Sarbanes-Oxley, a requirement we view as enhancing our inherent commitment to strong corporate governance. Recently, our stock was listed on the Nasdaq Capital Markets exchange, enhancing shareholder value by creating more liquidity in the stock, and we further increased visibility within the financial community through consistent efforts to communicate to the financial marketplace. We remain committed to enhancing shareholder value by building a solid business, achieving broad-based commercialization for our technology, and generating profitable sales growth.

A Look Ahead

HydroGen's business plan is divided into three stages: market entry, cost reduction, and growth. We anticipate that the market entry stage will last approximately through 2008. Our goals for 2007 are to:

1. Continue our fuel cell manufacturing operations at present capacity of 4 MW per year in double-shift production in our Versailles, PA, manufacturing facility.

2. Manufacture, successfully demonstrate and validate our 400 kW modules in our first commercial demonstration power plant.

3. Initiate accelerated manufacturing development, toward a target production capacity of 25 MW/year at the end of 2008, upgradable later to 100 MW/year, in a new, automated manufacturing facility to be located in the state of Ohio.

4. Sell one or more individual 2 MW power islands on a firm semi-commercial basis, and 20-50 MW on a conditional basis, subject to successful validation of the 400 kW module core technology.

Major strides in each of these areas will help HydroGen quickly transition into the cost reduction stage of the business plan. This stage is expected to last approximately through 2009. The principal goals of this stage of development will be to:

1. Complete automated design and process development for accelerated manufacturing.

2. Construct an accelerated manufacturing facility capable of producing 25 MW/year of fuel cell modules planned for the end of 2008, and reduce module production cost through high volume manufacturing and assembly.

3. Manufacture and deliver to customers the first 10 MW of commercial fuel cell power plants.

4. Achieve positive net cash flow from operations.

With the strong framework HydroGen has built in 2006, we are ready to face the challenges of demonstrating the technology in the field and signing on our first commercial customers in 2007, thereby creating a low-cost multi-megawatt product with near-zero emission attributes for the huge market opportunities available in today's global clean energy markets. We know that the challenges of 2007 will be demanding, but our strong team has demonstrated operational excellence in overcoming the major challenges we faced in 2006 and we enter this year confident in our prospects. With the support of our staff, Board of Directors and you, our loyal shareholders, we are moving closer towards realizing our mission: to become the leader in providing multi-megawatt fuel cell systems to the industrial and utility markets.

On behalf of the entire HydroGen Corporation, I thank our shareholders for their support, and our employees for their dedication and commitment.

Most sincerely,



dr. ir. Leo J.M.J. Blomen
Chairman and CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: December 31, 2006

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _____________ to _____________
Commission File Number 000-32065

HYDROGEN CORPORATION
(Name of Small Business Issuer in Its Charter)

NEVADA (State of Incorporation)	**86-0965692** (Small Business Issuer I.R.S. Employer I.D. Number)
2 Juniper Street, Versailles, PA (Address of principal executive offices)	**15132** (zip code)

(412) 405-1000

(Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001 per share

Check whether the Issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

Issuer's revenues for the fiscal year ended December 31, 2006 were $610,721.

As of March 8, 2007, the aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $54,465,000.

As of March 8, 2007, there were 12,769,904 shares of Common Stock, $.001 par value per share, outstanding.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

HydroGen Corporation

Annual Report on Form 10-KSB
Year Ended December 31, 2006
Table of Contents

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, and Section 27A of the Securities Act of 1933. Any statements contained in this report that are not statements of historical fact may be forward-looking statements. When we use the words "anticipates," "plans," "expects," "believes," "should," "could," "may," "will" and similar expressions, we are identifying forward-looking statements. Forward-looking statements involve risks and uncertainties, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. These factors include, among others, our need to raise additional financing; risks related to manufacturing and successfully demonstrating of our 400kW fuel cell module; our ability to sell and deliver or operate fuel cell power plants; market acceptance of our fuel cell power plants; intense competition in selling and delivering power plants for distributed power generation; our history of losses; regulatory environment in the geographies in which we now and intend to operate in the future; general market conditions; and other factors that may affect our business.

Except as may be required by applicable law, we do not undertake or intend to update or revise our forward-looking statements, and we assume no obligation to update any forward-looking statements contained in this prospectus or any prospectus supplement as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should carefully review and consider the various disclosures we make in this report and our other reports filed with the SEC that attempt to advise interested parties of the risks, uncertainties and other factors that may affect our business.

For further information about these and other risks, uncertainties and factors, please review the disclosure included in this report under "Part I, Item 1, Description of Business - Risk Factors."

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PART I

Item 1. Description of Business

HydroGen designs, manufactures, markets and distributes fuel cell modules and energy systems (power plants) using phosphoric acid fuel cells. HydroGen owns certain technology, proprietary rights, and manufacturing assets for the production of 400 kW, air-cooled phosphoric acid fuel cell modules.

Market Opportunity for Fuel Cells

HydroGen believes it is uniquely positioned to become a competitive player in the growing distributed generation market for electricity and in the movement towards clean, hydrogen-based power generation.

Demand for electricity in the U.S. continues to grow steadily. According to McKinsey & Co. data, summer peak consumption increased by 96,000 megawatts (MW) from 1994-1999, while new generating capacity increased only 15,000 MW. The Energy Information Administration (EIA) reports that electricity demand (kilowatt-hours consumed) was more than 28% higher in 2000 than it was in 1990. The EIA estimates that by 2020, 393,000 MW of generation capacity will be needed to meet growing demand and to offset retirements of plants currently on line. We believe that this indicates a required increase of 50.5% in total generating capacity over the next 20 years.

Distributed generation is the decentralized, on-site generation and delivery of power at scales typically less than 30 MW. For the past 100 years, most commercial electricity has been generated in large centralized power plants and transmitted, often across great distances, to residential, commercial, and industrial end-users. Due to several interacting factors, demand is now growing for on-site power generation equipment that generates little pollution. Distributed generation represents a disruptive shift in the electric power industry and, therefore, a major growth opportunity for innovative energy service companies and equipment manufacturers. The current factors driving demand for distributed generation include:

- Evolving local, regional, national, and international environmental standards, which are making it increasingly difficult to permit and finance heavy-emitting, large centralized power plants;

- Inadequacy and expense of the existing electric power infrastructure (grid) to keep pace with soaring demand for high-quality, reliable power;

- Inefficiencies and costs associated with transmitting power from the point of generation to the ultimate consumer;

- Increasing volatility in energy prices;

- Growing concern over the national security implications of centralized models of power generation;

- Technological advancements in small-scale power generating equipment with greater efficiencies, environmental advantages, and lower costs; and

- Liberalization, including deregulation, of the electric power industry, exposing the industry to competitive pressures associated with a free market.

The deregulation of the United States electric power industry has created a business opportunity for companies to provide differentiated power generation, information technology, and customer service solutions. Management believes that the greatest opportunity within the restructuring electric power industry lies in small-scale power equipment such as micro-turbines and fuel cells that are located at the site of the end user.

The Department of Energy estimates that by 2010, 20% of new generating capacity will come in the form of distributed generation. The DOE also estimates that by 2020, 23% of industrial electric demand will be met by distributed generation. The industrial distributed generation market is already sizable and experiencing growth. Worldwide orders for combustion turbines for base load applications in the 2-30 MW class totaled approximately 3,500 MW from June 2004-May 2005, up 136% from June 2001-May 2002. Of particular note is the growth seen over this period in the 7.5-10MW range (700%), and in the 20-30 MW range (1320%). (Source: 2003, 2004, 2005 Engine Order Survey, Diesel and Gas Worldwide). These are data for combustion turbines for the baseload stationary applications that HydroGen targets, *not* standby or peaking units. These data also held or were surpassed in 2006; according to the 2006 worldwide Diesel & Gas source, the number of gas turbines in the 2-40 MW range has grown by 15% in the period mid-2005 - mid-2006.

Distributed Generation

Distributed generation systems provide significant benefits to two distinct customer segments. The first is *end users of electricity*, to which this technology provides a wide range of solutions. One of the benefits of distributed generation systems is that they deliver high quality, reliable power, shielding end users from common problems associated with the electricity grid such as sags, surges, and power interruptions. Distributed generation technologies also have the potential to generate power at a high rate of efficiency, creating cost saving and arbitrage opportunities with the electricity grid. Another benefit of modern distributed generation systems, particularly fuel cells, is low or near-zero emissions, with significantly better overall environmental performance than existing power generation technologies. These environmental benefits translate into economic benefits to the owner of the generating equipment, through avoided costs of air emissions permits and penalties for exceeding pollution limits. An additional, desirable by-product of distributed generation technologies is heat, which can be used in cogeneration applications to satisfy the thermal demands of the end user's home or facility. Finally, modular distributed generation technologies are available in a wide range of power outputs, from sub-kilowatt to several megawatts, enabling end users to tailor generation solutions to their own load requirements.

The second customer segment is *energy companies*, including power utilities, independent power producers, and electricity distribution companies. To these customers, distributed generation systems can delay or eliminate large capital expenditures to build new centralized power plants, reduce significantly the amount of time it takes to bring new capacity on-line, enhance and support congested areas of the electricity grid, level load curves, provide enhanced customer service, and improve environmental performance. Losses associated with transmission and distribution, particularly when coupled with inefficient central generating plants, can also be considerable. Distributed generation is able to largely eliminate the need for building new transmission and distribution lines and new substations, each of which is very costly to permit and build, and to reduce losses from these aspects of delivering electricity.

Fuel Cells within the Distributed Generation Segment

Within the distributed generation segment of the electricity industry, fuel cells have the widest range of potential applications and the greatest overall market promise. A fuel cell may be thought of as a continuous battery, providing electricity through an electrochemical reaction without combustion or moving parts. Fuel cells can be operated as long as they are supplied with fuel for the electrochemical reaction.

In the process of a hydrogen fueled cell, a hydrogen-rich gas is supplied as fuel at the anode (negatively charged plate), where it is stripped of its electrons with the aid of a catalyst. The hydrogen ions pass through a membrane, typically an electrolyte fluid, and react with oxygen and the electrons (which traverse a circuit connecting anode and cathode) at the cathode (positively charged plate). The only products formed are electricity, heat, and water. A fuel cell can be viewed as an efficient, combustion-less, virtually pollution-free power source that runs almost silently, and has few moving parts, and furthermore is capable of being sited in diverse locations, such as downtown urban areas or in remote regions.

There are five major types of fuel cell technology, differing primarily by the type of electrolyte that is used and the associated operating temperature. These include: phosphoric acid fuel cells (PAFC), proton exchange membrane (PEM) fuel cells, alkaline fuel cells (AFC), molten carbonate fuel cells (MCFC), and solid oxide fuel cells (SOFC). The table below summarizes the fuel cell types and their commercialization status.

Type of Fuel Cell	Some Companies Offering:	Remark
PAFC	**UTC, Fuji, HYDG**	**More than 350 systems delivered**
AFC	UTC	Selected applications only
PEM/SPFC	Plug Power, Ballard	Initially stationary applications, leading to transportation applications
MCFC	FCEL	Complicated systems have long learning curve
SOFC [tubular]	Siemens-Westinghouse	250 kW system successfully tested
SOFC [planar]	SECA partners	Small [<10 kW] systems may go fast

* First 6

** First 25 MW (projected)

The lightweight and low operating temperature of PEM fuel cells, along with their cost and design advantages over AFC technology, make them ideally suited to provide power for transportation, residential, and portable applications. PAFC, MCFC and tubular SOFC technologies are generally designed for larger, stationary applications. The relatively high operating temperatures of these technologies enable cogeneration at commercial and industrial facilities with concurrent thermal and electric loads, with the potential to create substantial energy savings.

In contrast to the anticipated emergence of MCFC and SOFC systems in the coming decade, PAFC systems are commercially available today. MCFC and SOFC pre-commercial demonstration units continue to be deployed, but management believes that the installed overall cost of these fuel cell systems is currently in the range of $4,000 - $10,000/kW or above. Over 300 PAFC systems have been delivered since the mid-1990s. While the commercial availability and impressive performance of these PAFC systems has validated the technology, the current installed cost of more than $4,000/kW prohibits full commercialization of fuel cell technology for stationary applications. HydroGen believes that it will be able to produce its fuel cell systems at prices considerably lower than these competitors, enabling fuel cells to enter the market as a commercially viable product.

HydroGen Market Opportunities

HydroGen plans to initially target the existing hydrogen infrastructure of the United States and other industrialized countries for market entry and early growth, in applications where no hydrogen plant is required. Such applications include chemical production facilities where hydrogen is produced as a byproduct, for example in the chlor-alkali industry. In the United States, this industry produces approximately 10 million tons of chlorine annually and demands 2,500 MW of generating capacity. The electrolysis of brine generates equal amounts of chlorine and hydrogen on a mole-to-mole or volumetric basis, providing sufficient hydrogen to generate approximately 20% of the base load requirements of a typical plant. HydroGen's PAFC plants will operate at a projected net electrical efficiency of approximately 43% running on high-purity hydrogen. If our PAFC plants were able to capture 10% of this market (250 MW) at a sales price of $1,500/kW, our revenues from this one market in the United States alone would amount to approximately $375 million.

As we enter the market through the "hydrogen available" segment, HydroGen also expects to target the distributed generation market for utilities and commercial/industrial facilities in the 6-30 MW market class, where annual demand is greater than 2000 MW. To the extent that HydroGen gains market penetration and achieves high-volume production, it will then target larger-scale applications up to 50 MW, with an addressable market size of 10,000 MW annually.

Potential Applications for Commercial and Industrial End Users

HydroGen's initial target customers are locations which present an optimal combination of low-opportunity cost hydrogen, high power prices, poor air quality, and a weak or strained grid. HydroGen plans to either sell its systems directly to industrial end-users located near the hydrogen infrastructure or to own and operate the systems itself and sell electric power and steam to nearby customers.

The most promising initial customer prospects/project locations include:

- Chlor-alkali facilities;
- Merchant hydrogen producers or pipeline operators with over capacity or under utilization;
- Coke production facilities;
- Ammonia producers;

- Refineries;
- Commercial facilities located close to hydrogen pipelines; and
- Desalination plants

The use of HydroGen fuel cell systems for these industrial customers should provide the following benefits:

- High quality and reliability for power sensitive operations;
- Cogeneration opportunities that could double the overall system efficiency and save money through use of existing hydrogen streams and with standard hydrogen plants;
- Reduction in peak demand for electricity coupled with the ability to sell excess electricity to the electric power grid, potentially introducing a previously-unrealized revenue stream or cost avoidance opportunity;
- Enhanced environmental performance and public image by generating and consuming environmentally clean power and renewable power in the case of landfill gas-derived hydrogen; and
- Whole-system efficiency and insulation from electricity and gas price volatility in which integrated fuel cell cogeneration units provide base load power for operations in low-margin industries.

Energy companies offering distributed generation products and services, such as utilities and independent power producers, are also attractive customers for HydroGen. These customers can benefit from the advantages of large-scale cogeneration noted above, by owning fuel cell systems, situating the systems at end-use facilities, and selling power and heat to the end-customer. Utilities can capture some of the benefits of on-site generation and still pass the remaining benefits on to their end-customers.

Utility and independent power producer customers also benefit by additional benefits of on-site fuel cell power systems, including:

- Grid support and capacity expansion by bringing capacity on-line faster and cheaper than possible with centralized power plants;
- Satisfy state-mandated restructuring standards that require utilities to derive an increasing percentage of their overall energy portfolio from fuel cells and other environmentally clean energy technologies;
- Differentiation from other energy service companies and retain revenues that may otherwise be lost on the basis of using environmentally better sourced power such as landfill and wastewater treatment plant gas, qualifying such systems as renewable energy;
- Streamlined local permitting process and avoided costs of NOx, SOx emission permits; and
- Reduced dependence on foreign oil and exposure to price volatility.

Two benefits to utility and independent power producer customers warrant further discussion: the influence of the fuel cell system on the transmission and distribution networks, and the effect on load leveling of the power purchase prices of power distribution companies.

Transmission and distribution networks are often old, less reliable, and in many places of insufficient capacity. New industrial, commercial and residential areas, where more power is needed than was originally planned, turn out to be bottlenecks in the grid. New permissions to extend the above-ground networks take time, if they are at all granted, and subsurface lines cost about 10 times more per mile than the above-ground lines. As more and more people in the world move to urban areas, this described problem will further increase over time. Distributed generation, with power-stabilizing fuel cells, can strengthen the existing grid, and avoid extension of the transmission and distribution networks. This can provide significant advantages that can be monetized by local utility companies.

Utilities can benefit from having a high percentage of distributed generation in the 'mix' of their power production and purchase, with flexible contracts with industrial and larger commercial customers, allowing the utilities to reduce the dependence on purchasing high- priced power from the power exchange during peak periods. As an example, utilities in Western Europe have remote control on the distributed generation systems, located at the customers' premises, but can choose (within contractually agreed upon periods) when part of the power produced is fed back into the grid, and when the power is actually used at the location. To do this properly requires a carefully balanced mix of distributed generation joint ventures or cooperation contracts, spread over several target groups. As an example, some utilities in the Netherlands operate a mix of larger combined cycle and gas turbine plants in chemical plants, paper factories, and larger series of smaller co-generators in greenhouses, providing them with cheap distributed generation power when they otherwise would need expensive peak purchases. This effect on 'leveling the utility's load curve' is important for system reliability. In fact, in certain European countries these advantages have led to decentralized power generation to contribute over 25% of the total generating 'power plant mix'. Increasingly, electricity markets in the United States are beginning to provide monetary incentives to capture these benefits of distributed generation.

Regulatory and other incentives

An increasing array of Federal and state incentives offer further opportunities for customers to benefit from HydroGen fuel cell systems. At the Federal level, the Business Energy Tax Credit provides a tax credit equal to 30% of the purchase cost of a fuel cell system to a corporate customer. Also, under the Modified Accelerated Cost Recovery System, fuel cells are classified as 5-year property for depreciation purposes. Additionally, in 2006 the Department of Energy initiated a Loan Guarantee Program, under which the Federal government has committed to serve as guarantor for up to $4 billion to encourage early commercial use in the United States of new or significantly improved technologies in energy projects, including hydrogen-related energy projects. Together, these existing incentives significantly reduce the cost and risk associated with early adoption of the HydroGen product.

Additionally, numerous states are initiating or increasing commitments to renewable or "alternative" energy portfolio standards and related mandates, and providing significant incentives to reduce the cost of such technologies to early adopters. One major example is the state of California, which currently offers a direct purchase incentive of $4,500/kW for fuel cells running on renewable fuel and $2,500/kW for all fuel cells, through the Self-Generation Incentive Program. In the state of Connecticut, fuel cells qualify as a "renwewable" technology under the state's renewable portfolio standard. In the state of Pennsylvania, fuel cells qualify as a Tier 1 alternative energy technology as part of the state's alternative energy portfolio standard. This discussion is not intended as a comprehensive review of all available incentives, but a general presentation of some such incentives to illustrate their widespread and increasing nature, and potential importance in spurring early adoption.

Developmental Background of the HydroGen Owned Technology

The fuel cell technology that HydroGen owns and has rights to use was originally developed by the Advanced Energy Systems division of Westinghouse Electric Corporation under a Department of Energy sponsored research and development program during the 1980s and early 1990s. During this time Westinghouse had two fuel cell research and development programs, one focused on solid oxide fuel cells (SOFC) and one on the phosphoric acid fuel cell (PAFC) modules. While both the SOFC and PAFC programs obtained extensive Federal funding, in 1993 the PAFC program was determined to be commercial-ready, and its DOE funding stream was discontinued. At that point in time, Westinghouse had developed the module designs and manufacturing plans, and it had constructed a manufacturing facility and working prototype module. We believe more than $150 million was invested by Westinghouse to develop air-cooled PAFC related technology.

In the early to mid 1990's Westinghouse was under severe financial strain related to large real estate losses. Westinghouse chose to retain the SOFC program which was continuing to receive Federal funding, and sell the PAFC technology, related intellectual property, and pilot manufacturing facility to a private investor. All assets were later transferred to FuelCell Corporation of America, a company the private investor subsequently founded. In 2001, Fuel Cell Corporation and certain individuals decided to form HydroGen LLC, to which Fuel Cell Corporation assigned all of its fuel cell technology assets.

HydroGen Fuel Cell Technology

Management believes that phosphoric acid fuel cell technology is the most logical, well demonstrated fuel cell for commercial, large scale stationary applications of greater than 100 kW. This position is supported by the fact that management believes United Technologies Corporation and Fuji Electric have delivered over 300 units using this type of fuel cell to the field, serving the commercial cogeneration market segment of 100-1,000 kW with packaged power plants. These delivered plants have demonstrated the reliability and performance of stationary fuel cells, and established PAFC as the leading stationary fuel cell type with respect to performance and longevity.

HydroGen's technology is an air-cooled PAFC module. This cooling methodology is different from that currently deployed in the marketplace, which uses a boiling water-cooled fuel cell. We believe air-cooling the PAFC offers a number of advantages over competitors' water-cooled systems. Air-cooled stacks are simpler to build and operate than those cooled by water, because they require only air to be channeled to the graphite plates to take away the waste heat generated with the electric power production. This reduces the number of steps in the manufacturing of the fuel cell stacks. Additionally, water-cooled stacks have experienced corrosion problems with the high surface area-to volume ratio of the cooling tubes interlaced within the graphite plates that carry the water for heat rejection. HydroGen's air-cooled PAFC stacks avoid these problems.

HydroGen's core technology is the 400 kW fuel cell module which is comprised of 4*100 kW stacks within one pressure vessel. The fuel cell stack technology and configuration have been indicated as successfully tested by Westinghouse in over 125,000 hours of stack testing of different capacities, and over 2,000,000 hours of smaller scale cell testing. It is anticipated that the technology will be able to reach a lifetime of 40,000 hours in the application of HydroGen's first 4-6 MW of modules.

Expected initial product attributes and performance of HydroGen's 400 kW fuel cell technology are summarized below:

- Capacity: 400 kW net output
- Efficiency: 40% (complete system with hydrogen plant) - 43% (H2-available). Higher efficiencies are expected in later generations of the technology.
- Fuels: Clean H2 (H2 plant or byproduct). Steam-reformed natural gas
- Cogeneration: Up to 70psia steam @ 360°F (fuel cells); much higher pressure steam if a hydrogen plant is used to generate the hydrogen (i.e., at a site where H2 is not available)
- Net water: Up to 800 gal/hour for a 10 MW system: this water is potable and needs only minor purification

HydroGen PAFC Fuel Cell Systems Approach

The systems approach of HydroGen in its PAFC technology and systems is unique in two respects: air-cooled stack design and "unbundled" fuel processing. Additionally, the targeted size range of HydroGen's multi-megawatt power plants introduces the benefit of economy of scale. We anticipate these characteristics will enable HydroGen to produce and deliver fuel cell systems less expensively than our customers and these systems will have commercially acceptable reliability ratings. Future systems may include integrated plant designs, but only after we have achieved desired system reliability and cost targets.

As indicated before, we believe the air-cooled design of HydroGen's PAFC modules makes them considerably simpler and cheaper to manufacture versus comparable liquid-cooled stacks. As summarized above, air-cooled stacks are inherently a simpler technology than those cooled by water, as they only require air to be channeled to the graphite plates. This reduces the number of steps in the manufacturing of the fuel cell stacks. Additionally, corrosion and water discharge/clean-up problems are negated, lengthening the useful life of the fuel cell stacks and reducing operating costs. HydroGen fuel cell systems can also be sited in remote arid areas since they do not require the use of water for waste heat rejection. The fuel cells in fact produce water as a byproduct. These air-cooled, water-generating features may help drive further adoption of HydroGen's PAFC plants as regional water scarcity issues become more prevalent globally.

We also take advantage of the fact that the 400 kW modules do not include an on-board fuel processing system (hydrogen plant). We build complete PAFC power plants in the 6-30 MW range based presently on a standard building block of a 2 MW 'power island' (each of which consists of five (5) 400 kW modules) that is unbundled from the hydrogen source. The power islands will combine the HydroGen air-cooled PAFC module technology and standardized state-of-the-art balance of plant equipment with a minimum number of custom-made components. HydroGen's business model focuses initially on applications where there is existing hydrogen infrastructure - for example by-product hydrogen from industrial activity associated with the production of chlorine, industrial gases, and ammonia - to supply hydrogen to our PAFC power plants. In such applications capital and fuel costs are reduced, as little or no fuel processing is required.

In utility and cogeneration applications where hydrogen is not available, we intend to install a standard, hydrogen plant sized for the application. Hydrogen plants are a mature and robust technology in multi-megawatt equivalent sizes, used for decades in petroleum refining, chemicals and food industries, with several suppliers, proven reliability and low cost. We believe using the HydroGen 'unbundled' approach will achieve lower system costs by deploying fuel cell systems using standard hydrogen technology and existing hydrogen infrastructure. The approach is in contrast to other manufacturers of low and intermediate temperature fuel cells, which typically target smaller applications of 100-1,000 kW with packaged power plants. The cost structure of these technologies suffers from significant diseconomies of scale and from the complex learning curve of integrating the hydrogen plants with the fuel cell stacks.

HydroGen Manufacturing Facilities

HydroGen currently occupies a facility in Versailles, PA (near Pittsburgh), and operates it as a pilot manufacturing plant. HydroGen currently occupies approximately 34,500 square feet of space in the manufacturing plant. The current facility includes production equipment for the electrodes, graphite plates, stacks, and various non-repeating components of the fuel cells and fuel cell stacks, assembly areas, and testing facilities. Our manufacturing facility is currently operational at 2 MW/year capacity on single-shift production, or 4 MW/year capacity on double-shift production. In the future, management intends to expand the production capacity incrementally to a 4-5 MW/year (single shift) or 8-10 MW/year (double-shift). We believe this expansion will require a minimal amount of additional capital investment.

The long-term business plan for HydroGen is to expand production by deploying an advanced manufacturing plant capable initially of producing 25 MW (62 modules) per year, and later 100 MW (250 modules) per year. HydroGen has preliminary plans and designs, which will be modified and modernized under a development program that is part of the scope of work associated with the current business plan. This work has been initiated in our Cleveland, Ohio corporate headquarters and advanced manufacturing development facility, located at the Wright Fuel Cell Group facility on the Case Western Reserve University campus, under partial support of a $1 million contract award through the state of Ohio's Third Frontier Fuel Cell Program.

HydroGen Manufacturing Activities

HydroGen engages in two distinct types of manufacturing activities: the *manufacturing* of PAFC modules, and the contracting and construction of fuel cell power plants. These will be two entirely different processes with respect to logistics, value-chain analysis, and balance between in-house activities and outsourcing/subcontracting. The organization of the Company must be able to handle both processes in parallel and simultaneously.

HydroGen's core operational activity is the manufacturing of 400 kW PAFC modules from raw materials at its Versailles, Pennsylvania manufacturing facility. Each important manufacturing step is done in-house, and gradual changes over time will be limited to production automation steps and those steps that support cost reduction and performance improvement objectives. With manufacturing and quality analysis and quality control procedures, the production process provides a certain yield of PAFC cells, stacks and modules, which after testing can be transported as ready-to-install modules into the field sites.

Over time, we expect to subcontract and outsource fuel cell stack components with experienced supply-chain partners once we have developed the manufacturing process and our in-house "know-how" is robust. In addition, we must find partners or subcontractors who are able to simultaneously perform to the level of manufacturing expertise and cost efficiency we expect.

HydroGen Engineering Contracting Activities

When the PAFC modules arrive in the field, they have to be incorporated with the balance-of-plant equipment (including a complete hydrogen plant in applications without available hydrogen) to construct and operate the fuel cell power plant at the customer's site. These tasks require a management approach similar to that in the chemical and power plant contracting businesses. A main contractor will assume, under direct management of HydroGen staff (mainly under a lump-sum-turnkey contract), the ultimate responsibility for building the fuel cell power plant, and installing, testing and commissioning the complete plant at the customer site. This process requires project and contract management by HydroGen, and requires special staff and high quality procurement and project *managers*. The risks of this approach are different from the manufacturing risks, since here most of the actual work will be performed by third parties under contract.

HydroGen has in its executive and technology management team individuals who are experienced in both manufacturing and engineering contracting processes and they have demonstrated organizational capabilities in these critical areas as well.

HydroGen Marketing

HydroGen's business model calls for it to sell 6-30 MW turn-key power plants, based on a parallel number of standardized 2 MW power islands, each consisting of five of HydroGen's 400 kW modules. Additionally, HydroGen plans to attempt to generate recurring revenues from the sale of operations and maintenance services, plus ongoing lease revenues for the 400 kW modules, which must be replaced after approximately 40,000 hours of generation.

HydroGen is engaged in marketing efforts early in the implementation of the business plan because its products represent a disruptive technology. Because of the nature of its product, the decision process of a customer is expected to require substantial educative efforts and a multi-tiered decision process within the management organization of a customer. HydroGen will use its own personnel for the early phases of its marketing program and has appropriate staff currently in place, including former senior employees from industry segments HydroGen is targeting for early commercial adoption. HydroGen is in discussions with several generators of by-product hydrogen to become potential users of its fuel cell power plants.

On October 17, 2006, HydroGen announced that it had signed an agreement with ASHTA Chemicals to install and operate a 400 kW fuel cell demonstration power plant at ASHTA's chlor-alkali manufacturing plant in Ashtabula, Ohio. This plant is currently under construction. HydroGen also is in discussions with other companies about the potential adoption of multi-megawatt systems at their plants.

Intellectual Property

HydroGen owns certain rights and manufacturing assets for the 400 kW, air-cooled PAFC technology developed in the 1980s and early 1990s by Westinghouse. As part of the DOE-Westinghouse program, Westinghouse obtained a revocable, non-exclusive license to use all technology developed pursuant to the DOE sponsored program. In addition, Westinghouse undertook its own development of module designs and manufacturing plans, and constructed a manufacturing facility and working prototype module. During this manufacturing and prototype program, Westinghouse privately developed recipes, processes and plans for designing and manufacturing phosphoric acid fuel cells. That intellectual property, maintained by Westinghouse as trade secrets, has been transferred to HydroGen along with all of Westinghouse's rights to the technology developed under the DOE research and development program, and has since been maintained as closely held trade secrets. HydroGen also employs some of the former Westinghouse engineers who developed the technology, and is in the process of transferring their knowledge base to a new team of engineers.

Most of HydroGen's core intellectual property has been maintained as trade secrets, which are kept in the form of drawings, recipes, process descriptions and other writings in its files. Westinghouse, who originally developed the technology and made the decision to maintain the core technology in the form of trade secrets, subsequently transferred all of its intellectual property related to the PAFC program, including trade secrets, to Environmental Energy Services, Inc (EESI), the predecessor company to Fuel Cell Corporation of America (FCA), on or about March 31, 1993 pursuant to a general assignment set forth in the asset purchase agreement. FCA/EESI maintained these trade secrets, until ultimately transferring the assets to HydroGen in the fall of 2001.

HydroGen, for the time being, will continue the Westinghouse policy of using trade secrets as the principal mode to protect its intellectual property. As we make improvements to the existing technology or develop new technologies, we will re-evaluate this policy, and determine an optimal combination of patent and closely-held trade secret protection.

Although most of the core technology has been maintained as trade secrets, Westinghouse applied for and received patents in this technology. All of the patents related to this technology that were issued to Westinghouse were subsequently assigned to the Department of Energy ("DOE"). However most of these patents either expired or were allowed to lapse by the DOE. The DOE maintained four patents, only two of which remain in effect today. On August 26, 2005, HydroGen LLC, the wholly owned subsidiary of HydroGen Corporation, entered into a patent license with the DOE to license two patents for its business operations. The DOE granted the license to promote both the interests of the federal government and the public, as well as provide incentives to the Company to bring these inventions to market. The two remaining DOE patents subject to the license are:

Patent No.	Subject Matter of Patent	Expiration Date
4978591	Corrosion Free Phosphoric Acid Fuel Cells	9/2009
5096786	Integral Edge Seal for Phosphoric Acid Fuel Cells	9/2009

The patent license from the DOE is royalty free, irrevocable and exclusive to HydroGen LLC except to the extent the government may require us to issue sublicense(s) to parties for health and safety needs and require us to meet certain other criteria. We are obligated to spend not less than $1,000,000 in the development of products using the licensed patents during the first year and maintain the licensed inventions at the U.S. Patent and Trademark Office. We may grant sublicenses to third parties with the permission of the DOE. We have also committed that the products embodying the licensed inventions will be manufactured substantially in the United States. We are obligated to provide various reports to the DOE regarding the development of our products. In addition, the license may be terminated in whole or in part provided: (i) we do not execute our development plan as required under the license; (ii) we fail to make any required reports to the DOE; (iii) we materially breach the agreement or (iv) the DOE determines that termination is necessary to meet requirements for public use as specified in federal regulations and those regulatory requirements are not being met by us. The loss of the exclusive use of the patents could impair the Company's ability to realize its business plan.

Ohio Development Grants

On August 26, 2005, the State of Ohio, Department of Development, provided to HydroGen Corporation, $1,250,000 as a development grant for a three phase program to deploy, demonstrate and commercialize HydroGen's 400 kW phosphoric acid fuel cell system. The grant is under an Ohio Fuel Cell Initiative Demonstration Program and is to be used towards the costs associated with the commercial demonstration and validation of HydroGen's air-cooled phosphoric acid fuel cell module technology and for the procurement and preparation of the plant equipment, system engineering, plant construction and initial operations. The grant is given on the understanding that HydroGen will establish the corporate headquarters in Ohio within two years, locate manufacturing facilities in Ohio by 2008, and create new full-time jobs at both the skilled and unskilled level. The development work is expected to be undertaken during the period 2005 to 2008. The grant was also contingent on HydroGen raising its own capital, which it achieved in July 2005.

The grant of the funds is on a reimbursement basis, provided HydroGen meets the objectives of the grant and is carrying out the terms of the defined project as represented to the state. The grant reimbursement period runs from September 1, 2005 to July 31, 2007, and funds not requested during that period will not be available to HydroGen. The grant is a deployment of federal development funds and as such, HydroGen will be required to adhere to various federal regulations on their use and accountability for deployment. Through December 31, 2006 HydroGen submitted requests for payment under this grant totaling approximately $600,000. The Company expects to realize the balance of this grant prior to July 31, 2007 for costs incurred prior to that date.

The Grant may be terminated if the State of Ohio determines that HydroGen is not in compliance with certain federal regulations governing the grant or federal employment laws, the requirements of any other applicable program statute or rule or with the terms of the grant agreement, after suitable notice and the passage of cure periods. Performance under the agreement is subject to a force majeure limitation. If there is a termination, HydroGen may not continue to incur expenses under the grant, it may be directed by the State of Ohio to dispose of various property, data, studies and reports, and HydroGen may be liable for damages to the State of Ohio. HydroGen may also request a termination of the grant if it is unable or unwilling to comply with the conditions of the grant.

On March 7, 2006, the Company was notified that it would be awarded $1,000,000 by the State of Ohio Third Frontier Fuel Cell Program (TFFCP) to support the Company's advanced manufacturing development program. On June 8, 2006 the Company entered into a Grant Agreement with the State of Ohio which instrument sets forth the terms and conditions pursuant to which the Grant funds are to be awarded. Under the terms of the Grant Agreement, the Company may recoup from the State of Ohio the full $1,000,000 as Grant activities take place, and as the costs are incurred and reported. The Company has pledged a total of $555,000 in cost share. The Company will use the funds to dedicate appropriate personnel, consultants and infrastructure to optimize decisions and resource allocations for its planned advanced manufacturing facility to be located in Ohio. The proposed facility will be located where the Company expects to mass produce its standard 400 kilowatt (kW) air-cooled PAFC modules, which will serve as the building block of its core product, a 2 megawatt (MW) power island. Initial production capacity will be 25 MW per year of the Company's 400 kW modules, and is subsequently expected to be expanded to 100 MW per year capacity.

The grant of the funds is on a reimbursement basis, provided HydroGen meets the objectives of the grant and is carrying out the terms of the defined project as represented to the state. The grant reimbursement period runs between April 10, 2006 and April 10, 2008; however, the term of the Grant Agreement, including reimbursement period, runs until April 10, 2009. At the close of the Grant term, the Company will own all equipment valued over $5,000 purchased with Grant money.

The Grant may be terminated if the State of Ohio determines that the Company is not in compliance with the applicable program rules, State of Ohio law, or with the terms of the Grant Agreement, after suitable notice and the passage of cure periods. Performance by the State is also subject to the availability of funds. If there is a termination, the Company may not continue to incur expenses under the Grant, and it may be directed by the State of Ohio to dispose of various property, data, studies and reports. The Company may further be liable for damages to the State of Ohio in the event of default. The Company may also request a termination of the Grant if it is unable or unwilling to comply with the conditions of the Grant.

Competition

HydroGen faces competition from a number of different sources. Indirectly, there is competition from the current producers of electricity, including the major power producers, transmission companies and existing co-generation sources, and from combustion turbines that are used to produce electric power. Also indirectly, HydroGen faces competition from the various alternative uses that a prospective customer may have for its byproduct or excess hydrogen gas. Directly, there is competition from other producers of fuel cells, albeit based on different technologies.

The current electric producers all have existing facilities, are part of the current power grid and have an established market presence. In addition, terminating or modifying power supply relationships with some of their suppliers may require these potential customers to pay termination fees to end long term contractual arrangements or pay fees for remaining a user of grid electricity on a back-up basis.

The HydroGen PAFC systems face competition from incumbent distributed generation technologies with similar performance and size characteristics, specifically internal combustion engines and combustion turbines. This technology has a long operating and service support history and low installed costs, and currently they have a substantial market position. HydroGen will compete with these technologies largely on the basis of efficiency, high reliability and availability, low to zero-emissions, low maintenance-intensity, modularity, fuel source diversity, and an ability to make direct use of by-product hydrogen from industrial processes. The power reliability issue is of particular value as the HydroGen fuel cell system will provide significant redundancy; for a 10 MW system, for example, 25 individual 400 kW fuel cell modules are used. If one module fails or has maintenance issues, the other fuel cell modules will continue to run, thereby maintaining the vast majority of the plant's rated power production.

Although it is projected that fuel cells of all kinds will gain market share in time, the incumbent technologies of power plants, co-generation sources and internal combustion engines and the producers of these technologies and power sources using them are very strongly entrenched and hold a highly defensible and dominant share of the market for electricity production. HydroGen will attempt to meet this competition by creating and maintaining strategic partnerships and achieving cost reductions in its technologies to make it more attractive as an alternative source. Also, HydroGen will seek applications where the fuel cell is the more logical solution in operation such as locations where the electric grid is weak or not readily available.

HydroGen also faces competition from producers of liquid-cooled fuel cells. Two leading manufacturers of this type of fuel cell are United Technologies Corporation and Fuji Electric. Both of these companies have a proven track record, substantial resources and a large number of installed power plants using the technology. Additionally, in the future, HydroGen may also face competition from producers of molten carbonate fuel cells and solid oxide fuel cells. The latter of these two technologies is not expected to be commercially available at competitive prices for at least a decade. Currently it is estimated that molten carbonate fuel cells cost approximately over $4,000 to $10,000 per kW and are only available in units up to approximately 1 MW. The solid oxide fuel cell units are also only available in units up to 300 kW and costs are estimated to be at least as expensive as molten carbonate systems. These types of fuel cells all currently have design and operational issues that make them more expensive to manufacture and operate and overall make them compare less favorably to air cooled PAFC modules. While certain manufacturers of molten carbonate fuel cells are beginning to adopt similar principles of plant construction that HydroGen intends to employ, in management's view the inherent complexity of these systems limits the potential for ultimate cost reductions in comparison to air-cooled PAFC.

In the future, HydroGen may also have to compete with proton exchange membrane technology. Currently this is a fuel cell developed for both stationary and mobile applications, but it is anticipated that this technology will be deployed more broadly in smaller stationary applications. This technology operates at a lower temperature and efficiency than the PAFC module stacks and requires relatively pure hydrogen for the stacks. The proton exchange membrane technology also suffers from a shorter operating life. Overall, currently they do not appear to be suited to the larger-sized base load applications that HydroGen plans to target.

HydroGen intends to compete with its other fuel cell competitors on the basis that its technology is commercially ready, there are few manufacturers of PAFC modules, and most importantly, on the basis of low cost. We anticipate that the price per kW installed for our multi-megawatt PAFC power plants will be substantially less than other fuel cells, and that they will have higher reliability and lower maintenance. HydroGen will also compete on the basis of a more mature technology that is ready for market introduction; significant resources have already been invested in the technology by Westinghouse and the United States government, and the technology is in the manufacturing and product introduction stage of development, rather than in a research and development stage.

Employees

HydroGen currently employs approximately 71 full time employees. The CEO, Dr. Leo Blomen, a resident of the Netherlands, is contracted through Blomenco B.V. for at least 80% of his business time and supports HydroGen's management team in all facets of business operations. Of its employees, HydroGen has 6 members of executive management, 58 technical staff and 7 administrators and organizational support staff. HydroGen believes it has good relations with its employees, and none are represented by collective bargaining agreements.

Risk Factors

Investors in HydroGen should be mindful of the following risk factors relative to HydroGen's business.

HydroGen has a limited operating history in the fuel cell industry, and therefore investors may not be able to evaluate an investment in our common stock.

HydroGen has a limited history of operations in the fuel cell industry. An investment in HydroGen should be viewed in light of the risks and uncertainties inherently faced by a company in the early stages of development. There can be no assurance that HydroGen will achieve or sustain profitability or positive cash flows from operating activities in the future. Investors may lose their investment or the opportunity to profit from a developing business or be unable to correctly assess our ability to operate in our chosen industry.

HydroGen will require a substantial amount of additional capital to fully execute its business plan, and we are uncertain about the availability of such additional funds without which we may not be able to execute our business plan.

The business plan calls for the expenditure of substantial capital to finance power plant development projects, finance the preparation of our Pittsburgh area fuel cell manufacturing facility, and construct a production facility with capacity for future large scale serial production of fuel cell stacks and potentially for other components used in the fuel cell power plants that HydroGen plans to sell and deliver. HydroGen will require additional capital to fund its expenditures, including business development, operating losses, and other cash needs to implement its market entry and cost reduction phases. HydroGen has made an initial estimate of its capital needs for its market entry stage and believes it will need between $20-$35 million in additional capital. Furthermore, if HydroGen decides to expand the business beyond what is currently planned; additional capital beyond what is anticipated in our current business plan will be required. HydroGen plans in the future to seek portions of the required funding from commercial sales, existing state incentive programs for fuel cells, and federally funded fuel cell demonstration programs. It may seek funds under low interest incentive based loans supported by one or more selected states. Although HydroGen currently plans to obtain some of the required additional financing through the issuance of debt instruments, conditions and circumstances may change such that HydroGen may decide to raise capital through the issuance of equity securities, which would result in dilution to existing shareholders. Any such financing terms may be adverse to existing security holders of HydroGen and could impose operational limitations on HydroGen. There can be no assurance that such additional financing will be available to HydroGen. Without the necessary funds, our business plan will have to be modified or may not be fully executed.

HydroGen received a grant from the State of Ohio that has a number of obligations that if they are not met will cause the grant to be withdrawn.

The State of Ohio has provided HydroGen a development grant of $1,250,000 on a reimbursement basis. The grant imposes a number of obligations on HydroGen, including the implementation the outlined business plan in the grant application, relocation of the headquarters and establishment of manufacturing facilities in the state, creation of jobs and adherence to federal and state regulations of accountability and business practice. If these are not met, the grant may be withdrawn and the ability to seek reimbursement will be terminated. Therefore, HydroGen may have expenses that it believed would be paid under the grant but will become a financial obligation payable out of its general working capital. The loss of the grant funding may limit the ability of HydroGen to implement its business plan as currently established and require HydroGen to seek additional funding earlier than anticipated.

HydroGen has rights to use the technology previously developed by Westinghouse Electric Power Division, but there may have to be some additional development for the technology to be useful which will present obstacles that will cost more money and time.

HydroGen acquired the rights to assets of certain fuel cell technology developed in the 1980s and early 1990s by Westinghouse Electric Power Division. There exist some areas where further development might be done or required. Certain basic materials and components may have changed in nature or specifications, and additional associated problems may materialize during the initial production of the fuel cells and fuel cell stacks. There is no certainty that fuel cell production in our new Pittsburgh area production plant will not have a material impact upon the performance, profitability, and cash flows from future operations.

HydroGen has entered into a license of four patents from the Department of Energy (two of which have since expired) which has certain requirements that if not met will cause the license to be terminable, the loss of which could impair HydroGen's ability to justify additional investment.

HydroGen has entered into a license of four patents from the Department of Energy (two of which have since expired) which has certain requirements that if not met will cause the license to be terminable, the loss of which could impair HydroGen's ability to attract additional investment.

HydroGen relies on trade secret and similar means to protect much of its intellectual property which may not prove to be effective, with the effect of an impairment in our rights.

HydroGen relies on trade secret law, confidentiality agreements and physical security such as restricted access to protect much of its intellectual property. These means of protection may not be effective with the consequence that others may obtain knowledge of our intellectual property. To protect its rights that others learn illegally may require HydroGen to expend time and financial resources pursuing court actions. These actions are typically expensive and are not always conclusive in favor of the claimant. In addition, though HydroGen believes doing so would be difficult, it may be possible for third parties to reverse engineer its fuel cells through inspection and testing. Finally, it is possible that third party patents may exist on which HydroGen's technology may infringe. HydroGen's financial condition may be impaired in any such events, and it may lose its competitive position as a result.

HydroGen has no experience manufacturing fuel cell power plants on a commercial basis which may result in delays in sales and result in additional development costs.

HydroGen has no experience designing and manufacturing fuel cell power plants on a commercial basis. HydroGen does not know whether or when it will be able to develop efficient, low-cost manufacturing capability and processes that will enable its to meet the production standards or production volumes necessary to successfully market its products. Even if HydroGen is successful in developing its manufacturing capability and processes, it does not know whether it will do so in time to meet its product commercialization schedule. Therefore, investors may lose the opportunity to profit from the development of HydroGen technology and business plan because there may be delays in sales, additional development costs and loss of market position.

Utility companies could place barriers on HydroGen's entry into the marketplace with the result that we may not be able to sell sufficient products to sustain operations and causing unexpected losses.

Electric utilities commonly charge fees to industrial customers for disconnecting from the grid, for using less electricity, or for having the capacity to use power from the grid for back-up purposes. The imposition of such fees could increase the cost to customers using our systems and could reduce the desirability of our systems, thereby harming our potential for successful marketing and therefore revenues or profitability. Without sufficient sales, we will not gain the credibility necessary to compete in our industry, and we may not be able to sustain our operations.

Alternatives to HydroGen technology could render its systems obsolete prior to commercialization, and therefore will cause us to curtail our current business plan and an impairment in an investment in HydroGen.

HydroGen's fuel cell power plants are one of a number of alternative energy products being developed today as supplements to the electric grid that have potential industrial applications, including microturbines, solar, wind, and other types of fuel cell technologies and advanced reciprocating engines. Technological advances in alternative energy products, improvements in reciprocating engine/generator sets, and other fuel cell technologies may render HydroGen's systems obsolete, therefore causing a diminished value of an investment in HydroGen.

HydroGen may be unable to sell and deliver or operate fuel cell power plants which will result in a loss of market opportunity and its ability to generate income.

HydroGen's success will depend on its ability to sell and deliver fuel cell power plants. Although there is interest indicted in its potential fuel cell power plants, no contracts for the sale and delivery of our air-cooled PAFC power plants have been executed to date. Factors that could adversely affect HydroGen's ability to sell and deliver fuel cells include increased competition, increased consolidation in the energy industry (which would reduce HydroGen's base of potential customers) and unexpected technological obsolescence of HydroGen's air-cooled phosphoric acid fuel cell technology. Another reason for not being able to deliver the fuel cell power plants is the technological risk associated with new applications of technology. The inability of HydroGen to effectively sell and deliver fuel cell power plants, or to get the first few plants operational, would have a material adverse effect on HydroGen's business, financial condition and results of operations because it will lose market opportunity and credibility.

HydroGen may be unable to obtain the necessary governmental approvals, authorizations, permits, licenses, and rights-of-way to sell, deliver and/or operate fuel cell power plants without which we will not be able to sell our systems or be able to enter the market.

The development, sales, and delivery of fuel cell power plants will depend on, among other things, HydroGen's ability to secure and maintain regional governmental approvals, authorizations, permits and licenses. In certain jurisdictions, other legal requirements may delay, stop or impede the sales, delivery and/or operation of fuel cell power plants. There can be no assurance that HydroGen, its customers, or its contractors will successfully obtain required approvals, authorizations, permits and licenses or enter into necessary agreements, as the case may be. If HydroGen or any contractor fails to secure or maintain any necessary approvals, authorizations, permits or licenses, or faces delays in respect thereof, HydroGen may be unable to commence or complete any proposed fuel cell projects, which could materially and adversely affect HydroGen's ability to sell, deliver or operate fuel cell power plants.

HydroGen may not be able to implement the business plan as planned, on time and within budget which may cause a loss or diminution of investment value of the common stock

HydroGen's ability to achieve its strategic objectives will depend in large part upon the successful, timely, and cost-effective completion of the business plan. The fuel cell projects will be offered and developed in various states, and the success of these projects will rely on contracted construction companies and subcontractors in these states. In addition to HydroGen's obtaining and maintaining applicable governmental approvals, authorizations, permits and licenses the successful execution of the business plan is dependent upon a variety of factors, uncertainties and contingencies, many of which are beyond HydroGen's control, such as power plant construction risks, subcontractor risks, and regulatory risks.

HydroGen is subject to competition with traditional and other alternative energy systems, any of which could be determined better, more reliable or more cost efficient and any of which could reduce demand for air-cooled phosphoric acid fuel cell power systems of the type produced by HydroGen.

HydroGen's success depends on its ability to compete with other energy systems providers. HydroGen is likely to face competition from existing energy systems providers, including combustion turbine manufacturers and renewable energy developers, who may decide to sell to the same customers and/or to build expansions of their own power generating portfolio, and from equipment manufacturers and local contractors who typically build energy systems upon a customer's request and may decide to build excess power generating capacity which would compete with the fuel cell power plants built by HydroGen. Further, national and regional energy utility providers that have established transmission and distribution networks throughout their home countries and/or territories may decide to enter the power plant supply industry, therewith creating more competitors on the market. Due to the highly competitive nature of the American, European and international energy industries, new companies may emerge in the future offering services and products similar to HydroGen's. Management believes that the liberalization of the energy market is likely to attract more competitors, such as companies offering traditional technology products like combustion turbines, internal combustion engines and others, but also companies offering renewable energy technologies such as wind and solar plants, as well as biogas/biomass applications, and including other fuel cell companies offering other fuel cell types to the market, such as molten carbonate fuel cells, or solid oxide fuel cells. This intensifying competition could reduce or supplant the demand for the use of HydroGen's fuel cell power plants.

HydroGen will be competing with a new technology which if not accepted by the marketplace will impede its ability to sell fuel cells and jeopardizes its business plan.

There can be no assurance that fuel cells will become the preferred technology for power production in the near future. New technologies may emerge, that may become more widely used than fuel cells, particularly in view of the now rapid pace of technological development in the energy industry generally. If fuel cells do not become the preferred technology for the production of distributed, as well as premium power, there will be substantially less demand for the fuel cell power plants.

As a company operating in the energy systems industry in various countries, HydroGen is or will be subject to varying degrees of regulation in each of the jurisdictions in which it operates any of which could be an impediment to marketing and sales or add unexpected costs.

There can be no assurance that regulatory, judicial and legislative changes will not have a material adverse effect on HydroGen. For example, regulators may raise material issues with regard to HydroGen's compliance or non-compliance with applicable regulations or judicial decisions may impact on HydroGen's operations, each of which could have a material adverse effect on HydroGen's business, financial condition and results of operations because of added costs or as an impediment or barrier to marketing and sales.

Fuel cells are a new technology, and government regulation involving the use of fuel cells is evolving which introduces some uncertainty for customers which might therefore elect to stay with more traditional sources of energy, thereby limiting our sales opportunities.

Currently, power generated by fuel cells is regulated in much the same manner as are other sources of power generation. Large scale power generation in the multi-megawatt range, which is the target market for HydroGen, is generally subject to the scrutiny of either the Federal Energy Regulatory Commission, if it affects inter-state commerce or state public service commissions if the market is wholly intrastate. While the regulatory law promulgated by these agencies will not regulate the manufacturing of fuel cells by HydroGen, such laws may affect the market for fuel cells. Currently, State and Federal government agencies are pre-disposed to provide regulatory law favorable to the commercial deployment of fuel cells. However, there is risk that government agencies will adopt regulatory law unfavorable to fuel cell commercialization. Similarly, while government agencies are also pre-disposed to adopt codes and regulations that enable hydrogen manufacturing, transportation and storage for use in fuel cells, there are risks that such codes and regulations could be adopted that adversely affect the fuel cell market. Further, laws creating economic incentives to produce clean power tend to favor the fuel cell market. It is difficult to assess with certainty the likelihood that government will legislate more or less such laws.

HydroGen may have difficulty in obtaining supplies which could affect its ability to produce sellable products.

HydroGen may be unable to obtain an adequate supply of materials or components to complete the fuel cell power plants. Certain components may not be widely available. A failure of any supplier to deliver the necessary materials and/or components to HydroGen on schedule or at all could delay or interrupt the construction of the fuel cell power plants. From time to time, there may be high demand in the market for some materials or components relative to the supply capacity, which could impede the ability of HydroGen to obtain the quantity of those materials and/or components it needs. Any delay in obtaining an adequate supply of materials and/or components could lead to construction delays and additional costs.

The fuel cell power plants could fail or be disrupted due to technological factors or external damage or could deteriorate more quickly than expected thereby damaging sales for this technology and diminishing the business reputation of HydroGen.

The success of the fuel cell power plants will depend in part on HydroGen's ability to protect the plants, and their materials and/or components from external damage. There can be no assurance that the availability of the fuel cell power plants to customers will not be disrupted due to external damage caused by construction work or by events such as fires, earthquakes, floods, power losses and similar accidents or disasters. Any prolonged difficulty in accessing the fuel cell power plants could threaten HydroGen's relationship with its customers and have a material adverse effect on HydroGen's business, financial condition and results of operations. HydroGen cannot guarantee the actual useful life of any part of the fuel cell power plants. Additionally, although HydroGen customers may realize a recovery value of the component parts of the fuel cell stacks that will defer from the cost of the replacement stacks, HydroGen cannot warrant the recovery values attained, if any. Preventive maintenance programs and standard procedures will be in place, to minimize adverse consequences, due to faulty operational conditions of the fuel cell plants for HydroGen, and for its contractors and customers. A number of factors will affect the useful life of the fuel cell power plants, including, among other issues, quality of hydrogen, quality of construction, or unexpected deterioration. Failure of any part of the fuel cell power plants to operate for its full design life could have a material adverse effect on HydroGen's business because they would not operate as marketed, thereby damaging sales and reputation.

HydroGen's success depends on its ability to hire and retain key personnel without which its ability to implement its business plan will be slowed.

HydroGen's future success depends on the skills, experience and efforts of its officers and key technical and sales employees. Its management has significant experience in the energy and chemical plant construction industries, and the loss of any one of them could materially and adversely affect HydroGen's ability to execute its business strategy. HydroGen's success also depends on its ability to attract, train and retain qualified engineering, technical, and sales personnel. Competition for personnel in these areas is intense and HydroGen may not be able to hire or retain the required personnel. Moreover, HydroGen may not be able to retain some of the former Westinghouse design and manufacturing engineers previously employed at the Westinghouse production facility and who played an integral role in the fuel cell development program during the late eighties and early nineties. These people are considered important to HydroGen, with tasks including: production, design development, training, and technology transfer to new workers and strategic partners. A failure to do so could have a material adverse effect on HydroGen's business, financial condition and results of operations because without the right persons, it will not be able to implement its business plan. HydroGen does not maintain key man insurance on any of its management or employees.

HydroGen may be unable to manage its growth effectively which may result in improperly spent or managed resources or additional costs.

As a result of HydroGen's expected growth and expansion, significant demands have been, and will continue to be, placed on HydroGen's management, operational and financial resources and systems and controls. In order to manage growth effectively, HydroGen must continue to develop its operational and financial systems and controls, expand through the acquisition and utilization of additional facilities, hire, train, and manage a qualified employee base. Inaccuracies in HydroGen's forecasts of market demand could result in insufficient or excessive capacity/facilities and disproportionate fixed expenses for its operations. There can be no assurance that HydroGen will be able to develop the fuel cell power plants as planned or expand at the rate anticipated in accordance with its business plan. As HydroGen proceeds with its business development and expansion, there will be increased demands on HydroGen's customer support, sales and marketing and administrative resources. There can be no assurance that HydroGen's engineering, production, operations, and financial control systems will continue to be adequate to maintain and effectively manage growth. Failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially and adversely affect HydroGen's business and results of operations and cost additional sums. Managing operations in multiple jurisdictions may place further strain on HydroGen's ability to manage its overall growth.

Anticipated growth in demand for energy systems capacity may not occur which would reduce the market and the opportunity to sell its fuel cell systems.

HydroGen's primary customers will be operators of the fuel cell power plants for their power (and often co-generated heat) needs. To the extent local and regional demand for power generating capacity does not exceed the capacity of the current energy market suppliers, or technological advances increase the capacity of existing power generating equipment, HydroGen's potential customers may not have a need for additional power generating capacity. Any significant decline in the local and regional demand for power generating capacity or downturn in the energy industry could result in unsold capacity of fuel cell power plants and hence lower revenues. If growth in the demand for power generating capacity for any of these, or other, reasons is less than that expected by HydroGen, there will be less demand for the fuel cell power plants, which would have a material adverse effect on HydroGen's business, financial condition and results of operations due to a lack of demand for systems.

It is possible there are claims resulting from prior corporate activities of which HydroGen is unaware that may come to light in the future and cost HydroGen considerable time, effort and expense to resolve.

Although prior to the exchange transaction with HydroGen LLC the Company was operational only as a shell corporation for at least two years, it is possible that claims, whether colorable or not, may be asserted against HydroGen in the future. To date, there has been notice to HydroGen of a potential claim in patent infringement relating to the predecessor company, but there has not been any service made on HydroGen. There can be no assurance given that some person will not devise a claim and attempt to assert it in the hopes of obtaining some monetary or other benefit. To resolve claims, including payment, may cost HydroGen considerable time, effort and expense. Any of these may impair management's implementation of the business plan concerning HydroGen with the consequence of a loss of opportunity.

Future sales of shares by our stockholders could adversely affect the market price of our stock and your ability to realize value from stock transactions.

On July 8, 2007, the shares issued in the reorganization of the Company and simultaneous financing consummated on July 8, 2005 and on May 2, 2008, the shares issued in the private placement consummated May 2, 2006, will be eligible for resale under Rule 144k, without regard to limitations of amount, except for affiliates. Thus, at those dates substantial amounts of our common stock will be tradable without restriction. At any time after those dates, there will be an abundance of shares that may be offered with the possible effect of depressing the price of a share, at any given moment. Therefore, you may not be able to sell your shares or sell them at a price previously indicated.

If the Company is not able to maintain its listing on the NASDAQ Capital Market, the liquidity of the common stock in the market may be affected.

On March 6, 2007, the common stock was listed on the NASDAQ Capital Market. If the Company is not able to maintain its listing for any number of reasons, including the trading price, it may have to remove the stock from that market and re-establish trading on the OTC Bulletin Board. If that were to happen, the liquidity offered by the NASDAQ Capital Market would be lost and there may not be as much trading opportunity offered to the stockholders or at prices as favorable on other markets.

Even though our common stock is now listed on the NASDAQ Capital Market, the market price of the shares may fluctuate greatly, and investors in the Company bear the risk that they will not recover their investment.

Trading in our common stock has been minimal from time to time and subject to large volume and price fluctuation. Therefore, there is no clearly established market for our shares at this time. The public market price is likely to be influenced by the price at which and the amount of shares the selling stockholders are attempting to sell at any point in time with the possible effect of limiting the trading price or lowering it to their offering price. Shares such as those of companies like ours are also subject to the activities of persons engaged in short selling the securities which have the effect of driving the price down. Therefore, the price of our common stock may fluctuate widely. A full and stable trading market for our common stock may never develop in which event; any holder of our shares may not be able to sell at the time he elects or at all.

Item 2. Properties

HydroGen currently occupies approximately 34,500 square feet of manufacturing and office space in Versailles, Pennsylvania. At this location HydroGen maintains its principal current manufacturing and testing facilities. The Company is the sole occupant of this facility. This facility is leased from the National Carbide Die Corporation on a 5 year lease term for a price of $172,480 per year.

HydroGen has established a small corporate headquarters and advanced manufacturing development facility in Cleveland, Ohio at the Wright Fuel Cell Group building on the Case Western Reserve campus. In November 2006, the Company executed a 1 year agreement to increase the size of the office space rented. The Company is renting the space at a base rent of approximately $2,300 per month. In addition to the office in Cleveland, the Company has leased storage and office space in Ashtabula, Ohio, which facility serves as the Company's field office for building its 400 kW fuel cell demonstration plant. The Company is paying $1,000 per month for the rent, and the lease is on a month-to-month basis.

HydroGen also has offices at 10 East 40th Street in New York City, from which we conduct corporate governance, investor relations, funding and related activities. The office facility, approximately 1,700 square feet, is leased on a 5 year term at an annual cost of $69,700 for the first year, and increasing 2.5% in each year of the lease term.

Item 3. Legal Proceedings

The Company is not currently a party to any material legal proceedings.

Item 4. Submission of Matters to a Vote by Security Holders

During the fourth quarter of 2006, no matters were submitted to a vote by security holders.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

Market Information

The common stock was listed on the NASDAQ Capital Market on March 6, 2007 and is traded under the symbol HYDG. From August 19, 2005 through March 5, 2007, the common stock was traded in the over-the-counter market and quoted on the OTC BB under the symbol "HYDG". From May 14, 2004 to August 19, 2005, the common stock was quoted on the OTC BB under the symbol " CSTC " and from September 21, 2001 to May 14, 2004, the common stock was traded on the OTC BB under the symbol "DYCE". On August 19, 2005, HydroGen affected a reverse split of the outstanding common stock at the rate of one for 25 outstanding shares.

The trading volume in our common stock has been and is extremely limited. The limited nature of the trading market can create the potential for significant changes in the trading price for the common stock as a result of relatively minor changes in the supply and demand for our common stock and perhaps without regard to our business activities.

The market price of our common stock may be subject to significant fluctuations in response to numerous factors, including: variations in our annual or quarterly financial results or those of our competitors; conditions in the economy in general; announcements of key developments by competitors; loss of key personnel; unfavorable publicity affecting our industry or us; adverse legal events affecting us; and sales of our common stock by existing stockholders.

The high and low bid prices below are for the common stock while it traded on the OTC BB, and are presented for each quarter as set indicated (such prices are without retail mark-up, mark-down, or commissions).

QUARTER ENDED	HIGH	LOW
December 31, 2006	$ 5.00	$ 2.80
September 30, 2006	6.00	4.50
June 30, 2006	9.00	5.00
March 31, 2006	5.75	3.00
December 31, 2005	5.55	3.30
September 30, 2005	21.25	3.30

Holders

We have approximately 303 record holders of our common stock. We believe that in addition to the record ownership there are in excess of 279 beneficial owners who hold their shares in street name or through other nominees.

Dividend Policy

We plan to retain all earnings generated by our operations, if any, for use in our business. We do not anticipate paying any cash dividends to our stockholders in the foreseeable future. The payment of future dividends on the common stock and the rate of such dividends, if any, and when not restricted, will be determined by our board of directors in light of our earnings, financial condition, capital requirements and other factors.

Recent Sales of Unregistered Securities

Except as previously reported during the period covered by this report, the Company issued option grants for the following unregistered equity securities.

The following sets forth certain information as to all options granted to purchase our common stock during the year ended December 31, 2006 and through the date of this report, which were not registered under the Securities Act. In each of the transactions, we granted options to affiliates (directors, consultants) and employees. The transactions were exempt from the registration requirements of Section 5 of the Securities Act under Sections 4(2) and 4(6) of the Securities Act. Each option holder agreed that, if the option is exercised, the option holder would purchase his common stock for investment and not for resale to the public. Also, we provide all option holders with all reports we file with the SEC and press releases issued by us.

On March 2, 2006, we granted options to purchase 120,700 shares for a five-year period at the exercise price of $5.25, the fair market value on the date of grant, to 22 employees under our 2005 Performance Equity Plan. These options were to vest based on the achievement of a certain milestone by December 31, 2006. Because the milestone was not achieved by the prescribed date, these options expired on December 31, 2006. Under the same milestone-based plan, on May 17, 2006, we granted options to purchase 12,600 shares for a five-year period at the exercise price of $6.20, the fair market value on the date of grant, to 5 employees. These options also expired on December 31, 2006.

On March 29, 2006, we granted options to purchase 16,535 shares for a five-year period at the exercise price of $5.56, the fair market value on the date of grant, to 1 employee under our 2005 Performance Equity Plan.

On April 11, 2006, we granted options to purchase 46,500 shares for a five-year period at the exercise price of $5.25, the fair market value on the date of grant, to 9 employees under our 2005 Performance Equity Plan.

On May 17, 2006, we granted options to purchase 1,600 shares for a five-year period at the exercise price of $6.20, the fair market value on the date of grant, to 2 employees under our 2005 Performance Equity Plan.

On May 22, 2006, we granted options to purchase 22,500 shares for a five-year period at the exercise price of $6.05, the fair market value on the date of grant, to 3 independent members of our board of directors under our 2005 Performance Equity Plan.

On July 17, 2006, we granted options to purchase 85,247 shares for a five-year period at the exercise price of $5.15 the fair market value on the date of grant, to 12 employees under our 2005 Performance Equity Plan.

On October 23, 2006, we granted options to purchase 89,500 shares for a five-year period at the exercise price of $4.90, the fair market value on the date of grant, to 12 employees and 1 consultant under our 2005 Performance Equity Plan. Additionally, on the same date, we granted performance-based options to purchase 181,980 shares for a five-year period at the exercise price of $4.90, the fair market value on the date of grant, to 47 employees under our 2005 Performance Equity Plan.

On December 11, 2006, we granted options to purchase 198,100 shares for a five-year period at the exercise price of $4.50, the fair market value on the date of grant, to 11 employees and 3 independent members of our board of directors under our 2005 Performance Equity Plan. Additionally, on the same date, we granted performance-based options to purchase 2,160 shares for a five-year period at the exercise price of $4.50, the fair market value on the date of grant, to 4 employees under our 2005 Performance Equity Plan.

Transfer Agent

The Transfer Agent and Registrar for HydroGen's common shares is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants or rights under our existing equity compensation plan, our 2005 Performance Equity Plan, as amended. The information in this table is as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available
Equity compensation plans approved by security holders(1)	712,657	$ 4.91	387,343
Equity compensation plans not approved by security holders	342,345	4.34	---
Total	1,055,002	$ 4.73	387,343

(1) Our 2005 Performance Equity Plan, as amended, permits the issuance of restricted stock, stock appreciation rights, options to purchase our common stock, deferred stock and other stock-based awards, not to exceed 1,100,000 shares of our common stock, to employees, outside directors, and consultants.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operation and financial condition. You should read this analysis in conjunction with our audited consolidated financial statements and related footnotes. This discussion and analysis contains forward-looking statements relating to future events and our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, including those set forth in this Annual Report on Form 10-KSB.

General

HydroGen is in the development stage and is expected to remain so for at least the next several quarters. HydroGen's business plan calls for it to design, manufacture and sell 6-30 MW turn-key power plants, based on a standardized 2 MW power island consisting of five of HydroGen's 400 kW modules. Additionally, HydroGen plans to attempt to generate recurring revenues from the sale of operations and maintenance services, and ongoing lease revenues for the 400 kW modules, which must be replaced after approximately 40,000 hours of operation.

HydroGen expects to enter the market at a cost of approximately $3,000/kW installed for a first article plant of approximately 4-8 MW. Management expects its production costs in the future will fall below $1,000/kW for a complete system (fuel cell modules and balance of plant) once its PAFC modules are produced in an accelerated manufacturing facility with a capacity of 25 MW per annum or greater. These costs compare favorably with its competition of water cooled PAFCs, molten carbonate fuel cells, and solid oxide fuel cells.

Plan of Operation

HydroGen's business plan is divided into three stages: market entry, cost reduction, and growth. Management anticipates that the market entry stage will last approximately through 2007. During this period, HydroGen is focusing its efforts on the following activities:

1. *Ramp up fuel cell manufacturing operations to achieve 2 MW per year single-shift production capacity.* HydroGen has invested most of the intended approximately $1,500,000-$2,000,000 to ramp up its manufacturing facilities to achieve initial pilot production capacity of 2 MW (five 400 kW modules) per annum on single shift, or 4 or more MW per year on multiple shift basis, and to recapture the performance and operation of the original Westinghouse design of the module. These funds have been used to acquire certain additional production equipment, to implement certain facilities upgrades and to prepare and train a new team of production staff in the fuel cell production processes. All production lines are now in operation.

2. *Manufacture 400 kW modules.* HydroGen has started production of three or more new 400 kW air-cooled phosphoric acid fuel cell modules in our manufacturing facilities for use during the market entry phase. The modules will be tested at our facilities, and then delivered to customer demonstration sites in the field. Management has allocated $2,000,000 to $3,500,000 to the manufacturing activities and is manufacturing the components for the first new module.

3. *Product and technology testing and validation.* HydroGen has completed or is nearing completion on construction of the initial test facilities that we will operate at our Versailles, PA manufacturing facilities. Management has allocated and spent most of the intended initial $1,500,000 to $2,000,000 for initial product and technology testing and validation activities. The test facilities include:

(a) 400 kW module test facility, to test finished product at full rated capacity prior to field delivery, which was mechanically completed in February 2007.

(b) 10-cell stack pressurized test facility, to validate design and material changes to the fuel cells as a final step before incorporating such changes into the full 400 kW module. This test facility was built and successfully started in 2006, operating a 2.5 kW stack at rated 100% capacity within 3 weeks after its completion.

(c) 2"x2" small scale test facility, to test new electrode materials prior to selection for 10-cell stack testing and validation. A first group of 24 was built in the beginning of 2006, and a second battery of 24 additional cell test units was completed in late 2006 and the beginning of 2007.

Management has allocated additional funds for the construction and operation of additional test facilities to expand product and technology testing and validation activities. These include:

(a) An additional, transportable 10-cell stack pressurized test facility (2.5 kW), which will allow us to undertake operational field tests at customer sites with different gas compositions. This facility is in the design and engineering phase.

(b) A series of two atmospheric 3-cell test facilities, which will be used to test differences and changes in cell-design, component materials, and geometry in full-scale cells, prior to pressurized testing in the 2.5 kW test stand. These 3-cell test facilities will be constructed at the Company's Wright Fuel Cell Group facility in Cleveland, OH.

4. *Finish 2 MW power plant design and initiate advanced manufacturing development.* HydroGen is in the process of investing working capital proceeds to complete the design, component selection, and full costing of the standard 2 megawatt (MW) power plant product, and is in the execution phase of a project of development activities necessary to achieve targeted fuel cell production capacity of 25 MW/year scheduled for the end of 2008 / beginning of 2009, and 100 MW/year scheduled for the 2010 time frame under the current business plan. The advanced manufacturing development program consists of a staged series of projects to implement design and material changes to the technology, develop and implement automated manufacturing processes, and collaborate with outsource suppliers of key components of the fuel cells. The Company has initiated collaborative relationships with certain outsourced suppliers of key components of the fuel cells, and is evaluating additional collaboration opportunities with a variety of entities. HydroGen will also seek additional financing in the form of grants from state and/or federal government sources for some aspects of this phase of the business plan, and is currently performing work under a state grant, a $1,000,000 award by the State of Ohio Third Frontier Fuel Cell Program, to support the Company's advanced manufacturing development program. Overall progress on advanced manufacturing development is proceeding according to schedule.

5. *Sales and marketing.* The initial sales goal is to achieve firm orders for 2-4 MW of fuel cell power plants on a semi-commercial basis, and contingent orders for full-scale commercial fuel cell power plants in the range of 25-50 MW aggregate capacity, in addition to the one already-contracted 400 kW commercial demonstration power plant. A principal purpose of the commercial demonstration and semi-commercial power plants is to obtain a successful validation and performance history for the core 400 kW module and the 2 MW standard commercial product. Once successful validation of the core module is obtained, we anticipate that the contingency related to commercial orders received for full-scale fuel cell power plants will be removed. To achieve our sales and marketing objectives, HydroGen is developing a pipeline of projects, with several large generators of by-product hydrogen and other potential customers who have expressed interest in acquiring fuel cell power plants, and management believes that it could conclude agreements with one or more of these entities within the next 10 months.

On October 17, 2006, HydroGen announced that it had signed an agreement with ASHTA Chemicals to install and operate a 400kW fuel cell demonstration power plant at ASHTA's chlor-alkali manufacturing plant in Ashtabula, OH. This effort is being supported by a $1,250,000 award that the Company received from the State of Ohio Department of Development, and the Company expects to install the fuel cell module in the first half of 2007. The Company may additionally decide to develop one or more projects of similar capacity at another customer's site.

Sales and marketing will take place concurrently with the previously described phases of the business plan during the development stage. Marketing the kind of disruptive product that HydroGen offers involves a multifaceted decision process, and it typically takes multiple contacts and a substantial customer educative endeavor to achieve firm commitments and orders.

Once HydroGen has achieved the objectives of its market entry stage, it will enter the cost reduction stage of the business plan. This stage has started and is expected to last through the end of 2008 or first half of 2009. Management estimates that approximately $20-35 million in additional equity capital, plus approximately $15-20 million in low-interest debt, will be required to execute this phase of the business plan. The Company has no agreements or arrangements for such funding at this time. The principal goals of this stage of development will be to:

1. Complete the manufacturing roadmap, design and process development for advanced manufacturing.

2. Secure strategic supply chain relationships and construct an advanced manufacturing facility capable of producing 25 MW/year of fuel cell modules by the end of 2008 / beginning of 2009, while reducing module production costs through high volume manufacturing and assembly.

3. Manufacture and deliver to customers up to 10 MW of commercial fuel cell power plants.

4. Achieve positive net cash flow from operations.

After successful completion of the objectives of the cost reduction phase of the business plan, HydroGen plans to expand the automated production facility to 100 MW/year capacity or greater, launch a worldwide sales and marketing effort, expand production capacity further by investing in a European or Asian manufacturing facility, and further driving down costs through maturation of our outsourcing activities.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. A summary of those accounting policies can be found in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-KSB. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and results of operations and require judgments on the part of management about matters that are uncertain. We have identified the following accounting policies that are important to the presentation of our financial condition and results of operations.

Revenue Recognition

HydroGen recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104). Revenue is recognized when persuasive evidence of a sale exists, the product has been delivered, the rights and risks of ownership have passed to the customer, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. For arrangements which include customer acceptance provisions, revenue is not recognized until the terms of acceptance are met. Reserves for sales returns and allowances are estimated and provided for at the time of shipment.

Demonstration grant revenue is recognized as the Company incurs reimbursable costs as set forth under the contract. All of the Company's revenue in 2006 and 2005 is from grant agreements with State of Ohio government agencies.

Research and Development Expenses

Research and development expenditures are expensed as incurred. Research and development expenditures include the costs associated with the ramp-up in HydroGen's technology recapture activities and power plant design, as well as other development activities.

Equity-Based Compensation

Prior to January 1, 2006, the Company accounted for stock option awards granted under the Company's Equity Incentive Plan in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123"). Share-based employee compensation expense was not recognized in the Company's consolidated statements of operations prior to January 1, 2006, as all stock option awards granted had an exercise price equal to or greater than the market value of the common stock on the date of the grant. As permitted by SFAS 123, the Company reported pro-forma disclosures presenting results and earnings per share as if the Company had used the fair value recognition provisions of SFAS 123 in the Notes to Consolidated Financial Statements. Share-based compensation related to non-employees and modifications of options granted were accounted for based on the fair value of the related stock or options in accordance with SFAS 123 and its interpretations.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. HydroGen adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, share-based compensation expense recognized during the nine months ended September 30, 2006 included: (a) compensation expense for all share-based awards granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based awards granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R).

Investments

HydroGen follows Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Debt and Equity Securities." HydroGen invests its excess cash in short-term debt obligations of various agencies of the United States Government, and has classified each security purchased as "held to maturity," as it has the positive intent and ability to hold these instruments to maturity. As per SFAS 115, securities so classified are appropriately carried at amortized cost in the financial statements. Therefore, HydroGen does not recognize unrealized gains and losses on such investments in its financial statements.

Impact of Recently Issued Accounting Pronouncements

SFAS No. 157, "Fair Value Measurements" In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company January 1, 2008. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and sets forth recognition, derecognition and measurement criteria for tax positions taken or expected to be taken in a tax filing. For HydroGen, this guidance will apply to all tax positions taken or expected to be taken beginning on January 1, 2007. We do not expect the adoption of FIN 48 to have a significant impact on our financial statements.

The Company does not believe that any other recently issued, but not yet effective accounting standards will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Financing Activities

From inception in late 2001 as a limited liability company until the completion of a bridge financing (described below) in early 2005, HydroGen was financed by working capital loans provided by Fuel Cell Corporation of America ("FCA"), the predecessor owner of the HydroGen's intellectual property assets and a significant shareholder of HydroGen. At June 30, 2005, these loans had an aggregate balance of $267,360, and were evidenced by promissory notes. Additionally, FCA provided an interest free line of credit to HydroGen of $350,000, all of which was borrowed and was also outstanding at June 30, 2005. FCA agreed that, upon repayment of the $350,000 non-interest bearing note, it would forgive the principal balance of the interest-bearing loans by $150,000. These loans, plus accrued interest, were payable upon the occurrence of certain events, but in no case later than July 31, 2005. HydroGen paid $467,360, plus accrued interest in full satisfaction of amounts owed to FCA out of the proceeds of the offerings completed in connection with the Exchange Agreement described below.

During late 2004 and early 2005, HydroGen sold in a private placement $2 million of bridge units, each unit consisting of a $10,000 convertible note and .045 membership unit. The bridge notes were due on the earlier of June 30, 2005, or earlier upon the occurrence of certain events. The bridge notes were initially convertible into an additional .045 membership unit, at an effective conversion price of $220,772. However, to encourage the conversion of these notes, the conversion price was lowered to $125,000 per membership unit, the same terms being offered to investors in HydroGen's private placement completed in connection with the Exchange Agreement described below. Holders of all $2,000,000 of convertible notes elected to convert the principal amount of their notes as part of the private placement into 16.0 membership units in HydroGen, which membership units were immediately exchanged for 60,446 Preferred Shares of the Company. HydroGen recorded a non-cash charge of $875,000 in July, 2005, related to the lowering of the conversion price of these notes.

On May 13, 2005, Chiste Corporation, a Nevada corporation ("Chiste"), entered into an Exchange Agreement ("Exchange Agreement") with HydroGen, LLC, an Ohio limited liability company ("HydroGen"), certain members of HydroGen representing approximately 69.7% of the outstanding membership interests, and Keating Reverse Merger Fund, LLC ("KRM Fund"). The closing of the transactions contemplated by the Exchange Agreement occurred on July 7, 2005. At the closing, pursuant to the terms of the Exchange Agreement, Chiste acquired all of the outstanding membership interests of HydroGen (the "Interests") from all the HydroGen members, and the HydroGen members contributed all of their Interests to Chiste. All the HydroGen members either executed or joined the Exchange Agreement prior to the closing, including persons investing in membership units as part of a private placement by HydroGen. The completion of the HydroGen private placement of membership units for a minimum gross proceeds of $5,000,000 and a maximum of $10,000,000 was a condition to the Closing. HydroGen raised $6,536,283 in gross proceeds from the private placement, and the holders of $2,000,000 of notes converted the principal amount of their notes into membership units in the private placement. In the exchange transaction, Chiste issued to the HydroGen members, including the new investors and converting note holders, an aggregate of 742,255 shares of Series B Convertible Preferred Shares, par value $0.001 per share ("Preferred Shares"), which converted into shares of Chiste's common stock on August 19, 2005. In addition, immediately following the closing of the exchange transaction, Chiste sold to four institutional investors, 211,569 Preferred Shares for an aggregate purchase price of $7,000,000, which also converted into common stock on August 19, 2005. At the closing, HydroGen became a wholly-owned subsidiary of Chiste and continues as HydroGen's principal operating entity.

In August 2005, the State of Ohio, Department of Development, provided HydroGen with a $1,250,000 grant, on a reimbursement basis, to fund development costs of its products. The grant is subject to certain conditions and permits reimbursement to July 31, 2007. HydroGen billed the State of Ohio, Department of Development, approximately $600,000 through December 31, 2006, related to this grant.

In September 2005, Hydrogen raised an additional $600,000 in gross proceeds, before expenses, in a private placement of 134,439 shares of common stock to two institutional investors.

On March 7, 2006, the Company was notified that it was awarded $1,000,000 by the State of Ohio Third Frontier Fuel Cell Program (TFFCP) to support the Company's advanced manufacturing development program. The Company will use the funds to optimize decisions and resource allocations for its planned advanced manufacturing facility to be located in Ohio. The facility is where the Company will mass produce its standard 400-kilowatt (kW) air-cooled PAFC modules, which serve as the building block of its core product, a 2 MW power island. Initial production capacity is expected to be 25 MW per year of the company's 400 kW modules, and is subsequently expected to be expanded to 100 MW per year capacity.

On May 2, 2006, the Company sold in a private placement an aggregate of 5,155,000 shares of its common stock, and warrants to purchase up to an aggregate of 1,288,750 shares of common stock for aggregate gross proceeds of $25,775,000. The Company paid approximately $1,660,937 in commissions and expenses. The Company issued to its placement agent a warrant to purchase up to 128,875 shares of common stock as additional compensation.

The warrants issued to investors and the placement agent are exercisable at $6.60 per share at any time until May 2, 2011. On July 19, 2006, a registration statement that the Company filed covering the re-offer and re-sale of the common stock issued in the private offering and the Common Stock underlying the warrants was declared effective by the Securities and Exchange Commission. The Company was committed to file the registration statement within 45 days of closing and have it declared effective within 90 days of closing, or otherwise be subject to liquidated damages, not to exceed 10% of the subscription amount for the shares. Liquidated damages related to this private placement of securities were therefore not incurred by the Company. There was no requirement to pay liquidated damages in respect of the shares of common stock underlying the warrants if those shares were not registered. In connection with the liquidated damages provision of the registration rights agreement, HydroGen evaluated the classification of the equity subject to liquidated damages under Emerging Issues Task Force Topic D-98. In concluded that the equity should be classified as permanent equity because the damages were capped at 10% of the value of the common shares sold which is no more than a reasonable estimate of the difference in the fair values between registered shares and unregistered shares.

The Company is using the proceeds of the private placement for commercial demonstration of the Company's products, advanced manufacturing development efforts, sales and marketing activities and general working capital purposes.

HydroGen is using its working capital to manufacture 400 kW modules, test and validate HydroGen's product and technology, complete power plant design work, continue development work for an accelerated manufacturing facility and for other general corporate purposes. Management estimates that its working capital will last at least through the conclusion of calendar year 2007.

Results of Operations

Comparison of the Years Ended December 31, 2006 and 2005

The following table sets forth certain of HydroGen's operating data for the years ended December 31, 2006 and 2005; certain reclassifications have been made to the 2005 financial information to conform to the 2006 presentation:

	December 31, 2006	December 31, 2005	Increase (Decrease)
Research & development	$ 4,081,000	$ 1,164,000	$ 2,917,000
Payroll and related costs	2,375,000	1,148,000	1,227,000
Professional fees	770,000	1,270,000	(500,000)
Travel & entertainment	312,000	258,000	54,000
Other	1,448,000	698,000	750,000
Totals	$ 8,986,000	$ 4,538,000	$ 4,448,000

The increase in research and development expenses was due to the accelerated and expanded ramp-up in the Company's technology recapture efforts and power plant design, as well as other development activity in 2006. Most of the development activity involved fees paid to contractors and consultants to assist with the construction of testing facilities at the Versailles plant location. Employee costs also showed a significant increase as approximately 30 new employees, mostly engineers and technicians, were hired during 2006.

The increase in payroll and related costs was largely due to increases in the compensation of executives and administrative employees. During 2006, 5 administrative employees were added to payroll. Increases in executive compensation were primarily in the form of bonuses and stock options, as well as the addition of 5 employees.

Professional fees decreased significantly from 2005 as work performed by external consultants in 2005 was brought in house and performed by professionals hired and retained by the Company during 2006. Further, significant legal fees related to the Company's restructuring in 2005 did not recur in 2006.

Travel and entertainment costs increased slightly as activity related to prospect development increased during 2006.

The increase in other expenses relates to several factors, including an increase of approximately $100,000 in directors' and officers' liability insurance, an increase of approximately $100,000 in fees to outside members of our board of directors ($80,000 of which related to initial option grants made to these directors), and an increase of approximately $125,000 in rent expense. Finally, depreciation expense and loss on disposals increased approximately $100,000 from 2005.

Comparison of the Years Ended December 31, 2005 and 2004

The following table sets forth certain of HydroGen's operating data for the years ended December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004	Increase (Decrease)
Research & development	$ 1,164,000	$ 248,000	$ 916,000
Payroll and related costs	1,148,000	404,000	744,000
Professional fees	1,270,000	694,000	576,000
Travel & entertainment	258,000	97,000	161,000
Other	698,000	196,000	502,000
Totals	$ 4,538,000	$ 1,639,000	$ 2,899,000

The increase in research and development expenses was due to the accelerated and expanded ramp-up in HydroGen's technology recapture activities and power plant design, as well as other development activities in 2005. Most of these expenses relate to the hiring of 11 engineers and technicians in 2005 to support these efforts. Additional expenses reflect increases in orders of supplies and equipment to support technical work.

The increase in payroll and related costs reflect, as above, the expansion of HydroGen's staff and executive management team resulting from the equity financings that took place in July and September, 2005. In 2005 the executive management and administrative staffs increased from three to eight. Most of HydroGen's management team received significant increases in compensation in April 2005, which brought their cash compensation levels closer to market rates, and earned bonuses totaling approximately $177,000. This was partially offset by a decrease in equity compensation granted to members of the management team in 2004 of approximately $144,000.

The significant increase in professional fees in 2005 versus 2004 relates primarily to the legal, accounting and consulting fees incurred in HydroGen's corporate restructuring activities (reverse merger transaction), financing efforts, and other public company expenses such as investor relations.

The increase in travel and entertainment expenses in 2005 versus 2004 was due to increased travel activity in support of HydroGen's financing and commercialization activities by the expanded management team.

The increase in other expenses relates to several factors, including an increase of approximately $86,000 in directors' and officers' liability insurance, $91,000 related to relocating HydroGen's manufacturing facility, an increase of $135,000 in rent expense primarily related to a significant increase in square footage leased for HydroGen's manufacturing facility, and a $112,000 charge related to the issuance of 1,287 LLC Units to certain members who elected not to be diluted by the LLC Units issued to a consultant of HydroGen.

Item 7. Financial Statements

The information required by this Item is incorporated herein by reference to the financial statements beginning on page F-1.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On July 6, 2005, HydroGen dismissed Epstein Weber & Conover, PLC as its independent certified public accountants. The decision was approved by the Board of Directors.

The report of Epstein Weber & Conover, PLC on the financial statements for the fiscal year ended March 31, 2005 did not contain an adverse opinion or disclaimer of opinion. However, the report was modified due to an uncertainty about the Company's ability to continue as a going concern at that time. During the Company's fiscal year ended March 31, 2005 and the subsequent interim period preceding the termination, there were no disagreements with Epstein Weber & Conover, PLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, which if not resolved to the satisfaction of Epstein Weber & Conover, PLC would have caused Epstein Weber & Conover, PLC to make reference to the subject matter of the disagreements in connection with its report on the financial statements for such years or subsequent interim periods.

Epstein Weber & Conover, PLC was requested to furnish a letter addressed to the Securities and Exchange Commission ("SEC") stating whether or not it agrees with the statements in Item 4.01(a) of the Current Report on Form 8-K filed July 13, 2005 by HydroGen which was filed as Exhibit 16.2 to the Form 8-K

On July 7, 2005, Goldstein Golub Kessler LLP ("GGK") was engaged as HydroGen's new independent certified accountants. During the two most recent fiscal years and the interim period preceding the engagement of GGK, HydroGen did not consult with GGK regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on HydroGen's financial statements; or (ii) any matter that was either the subject of a disagreement or event identified in paragraph (a)(1)(iv) of Item 304 of Regulation S-B. Prior to July 7, 2005, GGK acted as the independent certified accountants to HydroGen LLC.

Item 8A. Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the HydroGen reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, the Certifying Officers carried out an evaluation of the effectiveness of the design and operation of HydroGen's disclosure controls and procedures as of December 31, 2006. Their evaluation was carried out with the participation of other members of the HydroGen management. Based upon their evaluation, the Certifying Officers concluded that HydroGen's disclosure controls and procedures were effective.

HydroGen's internal control over financial reporting is a process designed by, or under the supervision of, the Certifying Officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of HydroGen's financial reporting and the preparation of the HydroGen financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the HydroGen financial statements in accordance with generally accepted accounting principles, and that the receipts and expenditures are being made only in accordance with the authorization of the Board of Directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets that could have a material effect on its financial statements. There were no changes in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 8B. Other Information

None.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

The following table sets forth certain information about each of the members of the Board of Directors and each executive officer:

Name	Age	Positions	Director Since
Dr. Leo Blomen	52	Chairman and Chief Executive Officer	2005
Joshua Tosteson	35	President and Director	2005
Dr. Howard Shapiro(1)	59	Director	2005
Brian Bailys(1)	47	Director	2005
John Freeh(1)(3)	55	Director	2005
Michael Basham(2)(3)	57	Director	2006
Philip J. Kranenburg(2)	46	Director	2006
Brian T. McGee(2)	47	Director	2006

Executive Officers	Age	Positions	Officer Since
Scott M. Schecter	50	Chief Financial Officer	2005
Scott Wilshire	44	Chief Operating Officer	2005

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee

Directors

Dr. Leo Blomen is the Chairman and Chief Executive Officer of HydroGen, and has been active in fuel cells and energy related management for almost 23 years. From 1996 to 2000, Dr. Blomen served as Executive Director and Head of the International Division of NUON, the largest electric, gas, water and telecom utility company in the Netherlands serving millions of customers and with over $4 billion in revenues. Dr. Blomen was responsible for starting and building a portfolio of over 20 companies in countries such as USA, UK, China, Czech Republic, and Romania. He served on the Boards of most of those companies, and invested several $100's million successfully. Among his responsibilities were a number of fuel cell projects, including the installation and operation of the world's first 100 kW solid oxide fuel cell (SOFC) system, supplied by Westinghouse to a consortium led by NUON. Prior to his NUON assignment, he worked on several energy companies through his own consulting company Blomenco B.V., including the Dutch company Heron, which has built a compact 1.4 MW gas turbine with 43% net electrical efficiency. Dr. Blomen was also responsible for making the first designs of fuel cell/gas turbine combination systems under contract from Westinghouse. He was the primary editor of a book on Fuel Cell Systems (Plenum Press, 1993). From 1983 to 1992, Dr. Blomen served in several capacities for the engineering contractor KTI (Kinetics Technology International), a world leader in hydrogen plant construction, most of the time on its Board and as Group VP. He initiated and managed over 40 research, development and demonstration projects in Europe and the USA, including the construction of the first two PAFC power plants in Europe, as well as several steam reformer developments. Dr. Blomen is a co-founder of the EFCG (European Fuel Cell Group) and has served as its Treasurer throughout its existence. EFCG merged with FuelCell Europe in 2004. He holds a doctorate of medicine from Leiden University and an engineering degree in chemical technology from Delft University. Dr. Blomen devotes a minimum of 50% of his professional time to Hydrogen, augmenting the day-to-day full time management activities of Mr. Tosteson with his decades of experience in portfolio management of companies. The Messrs. Blomen and Tosteson have developed this management model over the past three years of intensive collaboration in developing HydroGen.

Mr. Joshua Tosteson is a Director and President of HydroGen, and has been active in the fields of earth systems science, education, public outreach, management consulting, and environmental entrepreneurship for over 10 years. He is a co-founder of FullCircle LLC, a New York-based company that deployed facilities to remediate organic waste streams and produce high-value organic soil amendments, and which consulted to international development and aid organizations. Over 2000-2001, Mr. Tosteson served on assignment as Eco-Industrial Development Manager for the redevelopment of a deactivated army ammunition site in Louisiana. In this capacity on behalf of the Operations Support Command of the US Army, Mr. Tosteson and colleagues attracted over $20MM in private and Federal investment to establish two new commercial manufacturing operations on the site utilizing regionally available waste streams as feedstock. From 1994 to 1997, Mr. Tosteson served in various capacities as a management consultant for the Biosphere 2 facility in Oracle, AZ, supporting a comprehensive effort to re-tool and reorganize the project that culminated in a long-term facility management contract with Columbia University. Concurrently to that assignment he served as an Adjunct Fellow and researcher at the Kennedy School of Government, Harvard University. He has published widely in the peer-reviewed and popular literature. He holds degrees in environmental science and public policy (BA, Harvard University) and atmospheric science (MA, Columbia University).

Mr. John J. Freeh, Director of HydroGen, served as president of LM Systems Management and as an officer of Lockheed Martin from July 2001 until his retirement in February 2007. Mr. Freeh was responsible for Lockheed Martin's Defense, Energy and National Security Services businesses. From January, 1993 to 2001, Mr. Freeh was the president and general manager of KAPL, Inc. KAPL, Inc designed, developed and tested naval nuclear reactors and propulsion systems and operated land passed nuclear power prototypes to test reactor and propulsion system designs. From 1974 to 1993, Mr. Freeh held other positions with KAPL, Inc., including Manager - Computer Information Systems, Manager - Special Projects, Manager - Prototype Programs and Design and Manager - Prototype Engineering.

Mr. Brian D. Bailys, Director of HydroGen, has been the principal of The Bailys Group, a consulting and strategic and financial planning company that he formed in January 1993. Mr. Bailys is also a certified public accountant. The consulting firm has been involved in strategic planning with numerous early stage companies and their funding requirements and works with high net worth individuals in many different capacities. From June 1981 to 1993, Mr. Bailys was with Plant & Moran, an accounting and consulting firm where he acted as a tax accountant, personal financial planner and business planner. Mr. Bailys is a director of Life Settlement Insights, a life settlement company, and Life-X, an on-line exchange for the sale of life insurance policies.

Dr. Howard-Yana Shapiro, Director of HydroGen, was appointed Director of External Research of Mars, Incorporated in 2005, and has served as its Director of Plant Science since 2000. Mars, Incorporated operates in over 65 countries, with business units in snack food, pet care, main meal food, drinks, and electronics. Within Mars, Dr. Shapiro is responsible for plant genetics, integrated pest management/biological control of diseases, water conservation and the sustainability/production models for agroecology, agro-forestry and agro-economics of cacao. Additionally, he is the Director of the Multi-Disciplinary Research Unit, a collaboration between Mars, Incorporated, and the University of California, Davis. In 1991, Dr. Shapiro joined Seeds of Change, a leading supplier of organic seeds, garden products, and specialty foods, as its Vice-President for Agriculture, and later served as its Vice-President of Research and Development/Agriculture before leading the company's acquisition by Mars, Incorporated in 1997. Dr. Shapiro has twice been named a Fulbright Scholar, twice a Ford Foundation Fellow, and was winner of the National Endowment for the Humanities Award.

Mr. Brian T. McGee, Director of HydroGen, serves as Senior Vice President and Chief Financial Officer for Intellon Corporation, a designer and seller of integrated circuits for powerline communications for home networking, networked entertainment, commercial and broadband over powerline applications. From May 2003 to January 2006, Mr. McGee served as Chief Financial Officer and Vice President, Finance of Lexar Media, Inc., a developer, manufacturer and marketer of high-performance digital media. From May 2000 to May 2003, Mr. McGee was Chief Financial Officer of Equator Technologies, Inc., a fabless semiconductor company that designs, develops, and markets programmable system-on-a-chip processors for video applications. From August 1999 to May 2000, Mr. McGee was Vice President, Finance of SmartAge.com, an internet provider of business-to-business products and services. From November 1998 to August 1999, Mr. McGee was Vice President, Finance and Chief Financial Officer of Academic Systems Corporation, a provider of education software products. From January 1987 to November 1998, he served in a variety of finance positions at Raychem Corporation, a material science company. Mr. McGee holds a B.S. in business administration from California Polytechnic State University, San Luis Obispo and a Certificate in Management Accounting.

Mr. Michael E. Basham, Director of HydroGen, has over 30 years of experience in the energy and finance industries. Mr. Basham currently serves as executive vice president for finance and planning for Howard Energy & Co., Inc., a privately held energy company with a diversified portfolio of both domestic and international energy investments in the oil and gas exploration, natural gas marketing and storage, energy services, hydroelectric power generation, and drilling services industries. Prior to joining Howard Energy in 1999, Mr. Basham served as a principal in the consulting practice of Ernst &Young from 1996 to 1999. From 1994 to 1996, Mr. Basham served as an executive vice president with First Fidelity Bank. From 1991 to 1994, Mr. Basham was a managing director at Shearson Smith Barney, now owned by Citigroup, where he headed up the Privatization investment banking group and the International division. From 1989 to 1991, Mr. Basham served as Deputy Assistant Secretary and Acting Assistant Secretary of the United States Treasury. From 1987 to 1989, Mr. Basham worked as a senior professional at Wertheim Schroder, an investment bank. From 1982 to 1986, Mr. Basham founded and served as chief executive officer of Norden Capital, an investment management firm. From 1972 to 1982, Mr. Basham served in various roles, including vice president of the investment division and manager of fixed income, trading, and sales, for South Carolina National Bank. Mr. Basham attended the United States Air Force Academy, received a Bachelor of Science degree from the University of Southern Mississippi, and received an MBA from the University of South Carolina.

Mr. Philip J. Kranenburg, Director of HydroGen has served as Managing Director of Kranenburg Capital Management and as a Partner in Kranenburg Certified Public Accountants since 2002. In 2001, Mr. Kranenburg served as Vice President of Marketing at Virtual Purchase Card, Inc.; and from 1999 to 2000 served as Director of Marketing at Xcert International, a provider of electronic security solutions. Mr. Kranenburg also held management positions at Gemplus International, Framdrive Corp., and Shearson Lehman Hutton. He earned his CPA while with Price Waterhouse and is a graduate of Stanford University.

Executive Officers

Other than Dr. Blomen and Mr. Tosteson the Company has the following two executive officers.

Mr. Scott Schecter was the interim Chief Financial Officer of HydroGen from June 2004 to April 2005, when he became the Chief Financial Officer on a full time basis. From 1994 to 2004, Mr. Schecter, a CPA, served as Vice President, Chief Financial Officer and Treasurer of Fuel-Tech N.V., a publicly-traded technology company in the air pollution control, fuel treatment and software businesses. He also served as Chief Financial Officer of Clean Diesel Technologies, Inc., a publicly-traded development stage company in the specialty chemical business from 1995 through 1999. In 1990, Mr. Schecter participated in a management buyout of American Vision Centers, Inc., a retail optical chain, and served as that company's Senior Vice President and Chief Financial Officer through January 1994. After graduating with his MBA from the Wharton School of the University of Pennsylvania, Mr. Schecter served as a corporate development officer for W. R. Grace & Co. from 1986 to 1990, focusing on acquisitions, strategic investments and divestitures. After receiving his B.S. in Accounting from the State University of New York at Albany, Mr. Schecter practiced for 6 years as a CPA, the last 4 of which were with Goldstein Golub Kessler & Co. Mr. Schecter was previously a member of the Board of Directors of Fuel Tech, Inc. (the operating subsidiary of Fuel-Tech N.V.) and American Vision Centers, Inc. Mr. Schecter currently serves as a Director and Chairman of the Audit Committee of DayStar Technologies, Inc. (NASDAQ SmallCap: DSTI), a manufacturer and developer of photovoltaic products.

Mr. Scott Wilshire has been HydroGen's Chief Operating Officer since March 2005. From November 2000 to March 2005, Mr. Wilshire was Director of Marketing Engagement of Plug Power Inc., a development stage company that designs, develops and manufactures on-site electric power generation systems using proton exchange membrane fuel cells for stationary applications. From March 1999 to November 2000, Mr. Wilshire was the Director of Large Stationary Systems/GE Interface of Plug Power Inc., responsible for a joint venture with General Electric Company working in the development of a residential fuel cell product and directing marketing and product development for Plug Power's first successful large-scale fuel cell system. From April 1986 to March 1999 Mr. Wilshire was employed at KAPL Inc. a Lockheed Martin Company, in various capacities, including Principal Field Engineer from 1986 to 1993, Lead Engineer, Materials and Maintenance from 1993 to 1995 relating to engineering, planning and execution of an inactivation of a nuclear reactor test facility, Manager of S9G Servicing Development from 1995 to 1997 responsible for design and development of major systems and equipment support for the installation and servicing of advanced submarine power plants, and Manager of Pressure Vessel Removal from 1997 to 1999 responsible for removal and disposal of three expended naval nuclear power plant reactor vessels. Mr. Wilshire was employed by GE Nuclear Energy as a nuclear field engineer from 1984 to 1986. He received a Bachelor of Science degree in Marine Engineering/Nuclear Engineering from the United States Merchant Marine Academy, a Master of Business Administration from Rensselaer Polytechnic Institute, and completed the U.S. Navy Nuclear Power Engineering School.

Director Compensation

Each of the non-employee directors of HydroGen are paid an annual fee of $10,000 and paid $1,000 per face-to-face meeting or $500 per telephonic meeting attended. Non-employee directors are also paid $500 for each committee meeting attended, either in person or telephonically. Non-employee directors are also granted options to purchase 7,500 shares of common stock on their initial appointment or election to the Board of Directors and each year thereafter they will be granted options to purchase 4,000 shares of common stock so long as they continue as directors of HydroGen. Any options will vest immediately on grant and be exercisable for a period of up to five years. Alternatively, HydroGen may issue restricted securities or deferred securities under the stock option plan with a restricted period or deferred period to be determined.

The following Director Compensation Table summarizes the compensation of our non-employee directors for services rendered by HydroGen during the year ended December 31, 2006.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
John Freeh	$ 17,000	$ 37,165	$ 54,165
Brian Bailys	17,000	37,165	54,165
Howard Yana-Shapiro	14,000	37,165	54,165
Michael Basham	-	-	-
Philip Kranenburg	-	-	-
Brian McGee	-	-	-

Employment Agreements

Each officer serves at the discretion of our board of directors. We have entered into employment agreements with Joshua Tosteson, President and Director, Scott Schecter, Chief Financial Officer, and Scott Wilshire, Chief Operating Officer. Under each such employment agreement, the executive is entitled to participate in an annual bonus program, which program must be adopted by the Board on an annual basis. Each executive's receipt of bonus compensation is within the sole discretion of the Compensation Committee of the board of directors, which consists entirely of non-employee Directors. The Compensation Committee has the right to alter, amend or eliminate all or any part of any bonus or incentive plans at any time, without compensation. Each executive is also entitled to participate in all of our employee benefit plans. As part of each agreement, each executive has signed a general employment agreement, which inter alia contain nondisclosure, development and nonsolicitation provisions, in which he has agreed, among other things, to protect HydroGen's confidential information, not to solicit Company employees, and not to breach any agreements with third parties.

Dr. Leo Blomen is the Chairman and Chief Executive Officer of HydroGen, and his services are made available through a Dutch management consulting firm that charges HydroGen a biweekly management fee for his services. The basic terms of an agreement between the management firm and HydroGen have been negotiated, and formalization of an agreement should be finalized in early 2007. Blomenco's current fee arrangement totals approximately €252,000 per annum for 80% of Dr. Blomen's time. Blomenco will also be reimbursed for benefits that it provides Dr. Blomen, so long as such benefits are similar to those provided to HydroGen's executive officers. Through Blomenco, Dr. Blomen can also earn bonuses from HydroGen, and HydroGen has agreed to provide Blomenco with its usual management fee, bonus payment and benefits for one year following termination without cause.

Joshua Tosteson, Director and the President of HydroGen, and HydroGen have entered into an employment agreement for a period of three years commencing April 1, 2005, renewable on an automatic basis annually thereafter. The agreement may be terminated for cause at any time by HydroGen. If the agreement is terminated without cause, HydroGen will owe Mr. Tosteson one year of severance pay. Mr. Tosteson earns an annual salary of $238,500, and is entitled to various bonuses upon HydroGen reaching various milestones, at the discretion of the Compensation Committee. Mr. Tosteson will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

Scott Schecter and HydroGen have entered into an employment agreement with Mr. Schecter as the Chief Financial Officer of HydroGen for a period of three years. The agreement may be terminated at any time for cause, however if Mr. Schecter is terminated without cause, he is entitled to one year severance pay from HydroGen, plus the acceleration of certain rights to options that would have been otherwise earned. In addition, Mr. Schecter earns an annual salary of $260,000 and is entitled to bonuses based upon his performance and the performance of HydroGen, as determined by the Compensation Committee. Mr. Schecter has been granted an option commencing April 2005 to acquire 114,115 shares of HydroGen common stock, exercisable until April 2015 at approximately $4.34 per share. These options vest ratably each month until April 2008. He also will be eligible to receive awards of additional options to acquire future awards of common stock of HydroGen. Mr. Schecter will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

Scott Wilshire, the Chief Operating Officer of HydroGen, entered into an employment agreement with HydroGen in March of 2005 for a period of three years. Mr. Wilshire earns an annual salary of $201,600, and is entitled to bonuses based upon his performance and the performance of HydroGen, as determined by the Compensation Committee. Mr. Wilshire can be terminated at any time for cause. If Mr. Wilshire is terminated without cause, he is entitled to receive one year severance pay. Mr. Wilshire has been granted an option to acquire 85,768 shares of HydroGen common stock at an exercise price of approximately $4.34 per share, exercisable until January 31, 2015 once vested. These options vest ratably each month until March 2008. He also will be eligible to receive awards of additional options to acquire future awards of common stock of HydroGen. Mr. Wilshire will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

2005 Performance Equity Plan

The 2005 Performance Equity Plan was adopted on July 6, 2005 by the board of directors and approved by the shareholders on August 16, 2005. The plan provides for the issuance of up to 1,100,000 shares of common stock under various awards, including incentive and non-incentive options, stock appreciation rights, restricted stock, deferred stock and other stock based grants. The plan is administered by the Board of Directors. The Board of Directors, at the time of an award, will determine the type of award, the exercise price, vesting schedule, and expiration date, as well as any other terms of the award. The minimum price of an award cannot be less than the market price on the date of the award. Incentive options may be granted only to employees, otherwise awards may be granted to officers, directors, employees and consultants who are individuals. The plan provides for acceleration of vesting of outstanding awards in the event of a non-approved acquisition of more than 35% of the combined voting power of HydroGen. The vesting may also be accelerated in the event of certain approved transactions. Currently, there are 712,657 shares subject to stock option awards under the plan at an weighted average exercise price of $4.26 and there are 387,343 shares available for future grants of awards.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires HydroGen's officers and directors, and persons who own more than ten percent of a registered class of HydroGen's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and greater than ten percent beneficial owners are required by Commission regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company's review of the copies of such forms it received and written representations from reporting persons required to file reports under Section 16(a), to HydroGen's knowledge all of the Section 16(a) filing requirements applicable to such persons with respect to fiscal 2006 were complied with, except that on December 11, 2006, the Company granted stock options to Messrs. Frech, Bailys, Tosteson, Schecter, Wilshire and Dr.'s Blomen and Yana-Shapiro, and the applicable Form 4's weren't filed until January 2007. The individual officers and directors who were obligated to file Form 4 were inadvertently late in such filing.

Audit Committee and Financial Expert

The Audit Committee of our Board of Directors is composed of three non-employee directors who meet the independence standards of the NASDAQ Stock Market. The members of the Audit Committee are Michael E. Basham, Brian T. McGee and Philip J. Kranenburg. Our Board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" under federal securities laws, by virtue of his relevant experience, and is independent under the applicable requirements of the Securities Exchange Act of 1934. A Chairman of the Audit Committee will be selected by the board of directors at its next board meeting.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2) Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to the Securities and Exchange Commission and in other public communications made by HydroGen;

3) Compliance with applicable government laws, rules and regulations;

4) The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

5) Accountability for adherence to the code.

HydroGen adopted a formal code of ethics statement that is designed to deter wrong doing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that HydroGen files or submits to the SEC and others. A copy of the code of ethics is filed as an exhibit to this Form 10-KSB and may be obtained from the Company upon request.

Shareholder-Director Communication

The Board of Directors has a Nominating Committee comprised of Messrs. Freeh and Basham. The Committee held no meetings during fiscal year 2006 having been appointed January 16, 2007. The members of the Committee are all independent directors under applicable NASDAQ rules. Members of the Nominating Committee are appointed by the Board of Directors. The principal duty of the Nominating Committee, in its capacity as a committee of the Board of Directors, is to identify individuals qualified to become members of the Board of Directors and recommend the persons to be nominated by the Board of Directors for election as directors at the annual meeting of stockholders.

The Nominating Committee will consider nominees for the Board of Directors recommended by stockholders. Nominations by stockholders must be in writing, and must include the full name of the proposed nominee, a brief description of the proposed nominee's business experience for at least the previous five years, and a representation that the nominating stockholder is a beneficial or record owner of the Company's common stock. Any such submission must also be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as director if elected. Nominations must be delivered to the Nominating Committee at the following address:

Nominating and Corporate Governance Committee
HydroGen Corporation
10 East 40th Street, Suite 3405
New York, NY 10016

The Nominating Committee is required to review the qualifications and backgrounds of all directors and nominees (without regard to whether a nominee has been recommended by stockholders), and recommend a slate of directors to be nominated for election at the annual meeting of stockholders, or in the case of a vacancy on the Board of Directors, recommend a director to be elected by the Board to fill such vacancy.

The board of directors does not have a formal policy of attendance of directors at the annual meeting. It does encourage such attendance. HydroGen held an annual meeting on July 17, 2006 and all the directors attended the meeting.

Item 10. Executive Compensation

The table below sets forth for the calendar years ending December 31, 2005, 2004 and 2003, the compensation of HydroGen's Chief Executive Officer and the three other most highly compensated executive officers of HydroGen during the calendar year 2005.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Leo Blomen, (1) Chairman and Chief Executive Officer	2006(2)	-	-	125,015	-	-	-	125,015
Joshua Tosteson, President	2006(2)	215,295	89,696	107,967	-	-	13,951	426,909
Scott M. Schecter, Chief Financial Officer	2006(2)	243,000	55,450	54,552	-	-	27,642	380,644
Scott Wilshire, Chief Operating Officer	2006(2)	173,019	47,160	119,956	-	-	23,060	363,195

---

(1) HydroGen has a relationship with Blomenco B.V., a Dutch management services company organized under Dutch law and making available, among other things, the management services of Dr. Leo Blomen, along with the necessary support staff, office and infrastructure. Dr. Blomen spends a minimum of 80% of his time on HydroGen business activities.

(2) From January 2006 to April 2006, Blomenco B.V. charged a management fee of €185,000 per annum, but was paid in US dollars at a conversion rate equal to 50% of the difference between the dollar and the euro. From April 2006 to October 2006, Blomenco B.V. charged a management fee of €225,000 per annum, but was paid in US dollars at a conversion rate equal to 50% of the difference between the dollar and the euro. From November 2006 - December 2006, Blomenco B.V. charged a management fee of €252,000 per annum and was paid in US dollars at the market conversion rate between the dollar and the euro. In 2006, Blomenco B.V earned fees totaling $349,188, which includes a bonus earned of $115,239.

The following table sets forth information concerning the other compensation granted to the named executive officers for the year ending December 31, 2006.

Name	Year	Medical Premiums	401K Employer Match
Leo Blomen	2006	-	-
Joshua Tosteson	2006	6,451	7,500
Scott M. Schecter	2006	18,842	8,800
Scott Wilshire	2006	16,223	6,837

The following table sets forth information concerning the outstanding equity awards granted to the named executive officers at December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Leo Blomen	18,333	36,667	36,667	4.50	12/11/2011
Joshua Tosteson	15,833	31,667	31,667	4.50	12/11/2011
Scott M. Schecter	66,567	47,548	47,548	4.34	04/01/2014
	8,000	16,000	16,000	4.50	12/11/2011
Scott Wilshire	52,414	33,354	33,354	4.34	03/01/2014
	-	28,347	28,347	5.15	06/15/2010
	6,667	13,333	13,333	4.50	12/11/2011

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information regarding our common stock beneficially owned on February 28, 2007 for (i) each shareholder known to be the beneficial owner of 5% or more of outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, assuming the vesting of options granted to Messrs. Schecter and Wilshire through April, 2007. The table assumes a total of 12,769,904 shares of common stock outstanding.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Leo Blomen(1)(2)	429,919	3.36%
Joshua Tosteson(1)(3)	559,430	4.38%
Scott Schecter(1)(4)	179,077	1.39%
Scott Wilshire(1)(5)	68,610	0.53%
Brian Bailys(1)(6)	120,406	0.94%
John J. Frech(1)(6)	11,500	--
Howard-Yana Shapiro(1)(6)	11,500	--
Michael E. Basham(1)	1,000	--
Philip J. Kranenburg(1)	-0-	--
Brian T. McGee(1)	-0-	--
FuelCell Holdings, LLC(7)	757,445	5.93%
Alysheba Funds(8)	875,000	6.76%
Ardsley Partners Funds(9)	1,100,000	8.48%
Federated Investors, Inc.(10)	1,250,000	9.60%
Magnetar Capital Master Fund, Ltd.(11)	1,498,305	11.51%
Pequot Capital Management, Inc.(12)	866,313	6.78%
Security Management Company, LLC(13)	1,945,846	15.24%
All Executive Officers and Directors as a group (seven persons)(14)	1,381,442	10.62%

* Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

---

(1) c/o 2 Juniper Street, Versailles, PA 15025.

(2) Includes 18,333 shares of common stock subject to options that vest as of April 31, 2007, but does not include 36,667 shares of common stock that are subject to options that may vest in the future.

(3) Includes 15,833 shares of common stock subject to options that vest as of April 31, 2007, but does not include 31,667 shares of common stock that are subject to options that may vest in the future.

(4) Includes 87,246 shares of common stock subject to options that vest as of April 31, 2007, but does not include 50,869 shares of common stock that are subject to options that may vest in the future.

(5) Includes 68,610 shares of common stock subject to options that vest as of April 31, 2007, but does not include 65,505 shares of common stock subject to options that may vest in the future.

(6) Includes 11,500 fully vested stock options that were received upon joining the Board of Directors, as well as a subsequent annual grant.

(7) FuelCell Holdings, LLC has an address at 3201 Enterprise Parkway, Suite 460, Beachwood, Ohio 44122. Mr. Saul Siegel has investment authority over these shares.

(8) Each of Alysheba QP Fund L.P., Alysheba Fund L.P. and Alysheba Fund Ltd. are registered companies pursuant to the Investment Company Act of 1940. John A. Murphy, manager of the funds and Philip C. Furse, co-manager of the funds, have dispositive and voting authority of all the shares held by the aforementioned investors. Amount includes 175,000 shares of common stock subject to warrants.

(9) Ardsley Partners Fund II, L.P., Ardsley Institutional Fund, L.P. and Ardsley Offshore Fund, Ltd. are managed by Ardsley Partners, a partner of which, Steven N. Napoli, has the dispositive and voting authority of all the shares held by the aforementioned investors. Amount includes 200,000 shares of common stock subject to warrants.

(10) Federated Kaufman Fund, a Portfolio of Federated Equity Funds, is a registered company pursuant to the Investment Company Act of 1940. The fund is an affiliate of Federated Securities Corp., a NASD or a broker-dealer registered pursuant to Section 15 of the Exchange Act through common ownership by the parent corporation of each Federated Investors. Amount includes 250,000 shares of common stock subject to warrants.

(11) Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. ("Magnetar Master Fund") and consequently has voting and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares. Amount includes 250,000 shares of common stock subject to warrants.

(12) Shares beneficially owned by Pequot Capital Management, Inc. represent 490,442 shares of common stock held of record by Pequot Scout Fund, L.P. and 275,871 shares of common stock held of record by Pequot Mariner Master Fund, L.P. Pequot Capital Management, Inc., which is the investment manager to the above named funds exercises sole dispositive, voting and investment power for all the shares. Arthur J. Samberg is the sole shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest.

(13) Security Management Company, LLC is the investment advisor to (a) SBL Fund, Series J, (b) Security Mid Cap Growth Fund, (c) Security Equity Fund, Mid Cap Values Series, and (d) SBL Fund, Series V (collectively, the "Funds"). Each of the Funds is an investment company registered under the Investment Company Act of 1940, as amended. The securities listed in the table above are owned by the Funds. As investment advisor, Security Management Company, LLC may be deemed to be the beneficial owner of such securities.

(14) Includes 244,522 shares of common stock subject options that vest as of April 31, 2007, but does not include 184,708 shares of common stock that are subject to options that may vest in the future.

Item 12. Certain Relationships and Related Transactions

HydroGen has a relationship with Blomenco B.V., a Dutch management services company organized under Dutch law and making available, among other things, the management services of Dr. Leo Blomen, along with the necessary support staff, office and infrastructure. Dr. Blomen spends a minimum of 80% of his time on HydroGen business activities.

From January 2006 to April 2006, Blomenco B.V. charged a management fee of €185,000 per annum, but was paid in US dollars at a conversion rate equal to 50% of the difference between the dollar and the euro. From April 2006 to October 2006, Blomenco B.V. charged a management fee of €225,000 per annum, but was paid in US dollars at a conversion rate equal to 50% of the difference between the dollar and the euro. From November 2006 to December 2006, Blomenco B.V. charged a management fee of €252,000 per annum and was paid in US dollars at the market conversion rate between the dollar and the euro. In 2006, Blomenco B.V earned fees totaling $349,188, which includes a bonus earned of $115,239.

Item 13. Exhibits and Reports on Form 8-K

a. The following Exhibits are filed as part of this Report:

Exhibit No.	Description
3.1	Articles of Incorporation - under the name TSI (Incorporated by reference from Form 10-KSB for fiscal year ended March 31, 2003, Exhibit 3.1)
3.2	Certificate of Amendment to the Articles of Incorporation (Incorporated by reference from Form 10-KSB for fiscal year ended March 31, 2003, Exhibit 3.2)
3.3	Certificate of Designation - Series A 10% Cumulative Convertible Preferred Stock (Incorporated by reference from Form 10-KSB for fiscal year ended March 31, 2005, Exhibit 3.3)
3.4	Certificate of Designations, Preferences, Rights and Limitations of Series B Convertible Preferred Shares of Chiste Corporation (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 4.1)
3.5	Amendment to Articles of Incorporation - Change of Name to HydroGen Corp. (Incorporated by reference from Form 10-KSB for fiscal year ended December 31, 2005)
3.6	Amendment to Articles of Incorporation - Withdrawal of Certificate of Designations - Series B Preferred Stock (Incorporated by reference from Form 10-KSB for fiscal year ended December 31, 2005)
3.7	By-laws - under the name TSI (Incorporated by reference from Form 10-KSB for fiscal year ended March 31, 2003, Exhibit 3.4)
10.2	Exchange Agreement between Chiste Corporation and HydroGen LLC (Incorporated by reference from Exhibit 2.2 of Form 8-K filed May 18, 2005

Exhibit No.	Description
10.4	Employment Agreement - Joshua Tosteson (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.4)
10.5	Employment Agreement - Scott Schecter (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.5)
10.6	Employment Agreement - Scott Wilshire (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.6)
10.7	Employment Agreement - Greg Morris (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.7)
10.8	Option Agreement - Scott Schecter (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.8)
10.9	Option Agreement - Scott Wilshire (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.9)
10.10	Option Agreement - Greg Morris (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.10)
10.11	Form of General Investor Stock Purchase Agreement, including voting agreement (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.11)
10.12	Form of Preferred Shares Investor Stock Purchase Agreement for institutional investors (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.12)
10.13	Preferred Shares Investor Registration Rights Agreement for institutional investors (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.13)
10.14	Stock Option Plan (Incorporated by reference from Form 8-K dated July 7, 2005, Exhibit 10.15)
10.15	Agreement Department of Development of the State of Ohio dated August 26, 2005 (Incorporated by reference from Form 8-K dated July 26, 2005, Exhibit 10.1)
10.16	Patent License from US Department of Energy dated August 26, 2005 (Incorporated by reference from Form 8-K dated July 26, 2005, Exhibit 10.2)
14.1	Code of Ethics (Incorporated by reference from Form 10-KSB for fiscal year ended December 31, 2005)
21.1	Subsidiaries of HydroGen Corp. (Incorporated by reference from Form 10-KSB for fiscal year ended December 31, 2005)
31.1	Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Leo Blomen*
31.2	Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Joshua Tosteson*
31.3	Certificate pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Scott Schecter*

Exhibit No.	Description
32.1	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Leo Blomen*
32.2	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Joshua Tosteson*
32.3	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Scott Schecter*
99.1	Year end release

* Filed herewith

b. Reports on Form 8-K.

On October 12, 2006 the Company filed a Form 8-K stating that it had issued a press release in connection with the installation of a 400kW fuel cell demonstration power plant at the ASHTA Chemicals chlor-alkali manufacturing plant in Ashtabula, Ohio. A copy of the press release was filed with the 8-K.

On December 22, 2006, HydroGen filed a Form 8-K stating that it had elected three new independent directors of the Company. All three persons are financially literate, and each is considered a financial expert by the Company.

Item 14. Accountants Fees and Services

Through September 30, 2005, Goldstein Golub Kessler LLP (the Firm) had a continuing relationship with American Express Tax and Business Services Inc. (TBS), from which it leased auditing staff who were full time, permanent employees of TBS and through which its partners provide non-audit services. Subsequent to September 30, 2005, this relationship ceased and the firm established a similar relationship with RSM McGladrey, Inc. (RSM). The Firm has no full time employees and therefore, none of the audit services performed were provided by permanent full-time employees of the Firm. The Firm manages and supervises the audit and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination.

The following table shows the fees paid or accrued for the audit and other services provided by Goldstein Golub Kessler LLP for the years ended December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Audit Fees	$ 92,387	$ 71,616
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	$ 92,387	$ 71,616

Audit services of Goldstein Golub Kessler LLP for the years 2006 and 2005 consisted of the audit of the year end financial statements and the review of the quarterly financial statements of HydroGen and registration statements and other SEC filings.

Because the board of directors of HydroGen does not have an audit committee, the above services and engagements were approved by the Chairman of the board of directors.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 15, 2007.

HYDROGEN CORPORATION

By: /s/ Leo Blomen

Leo Blomen
Chairman and Chief Executive Officer

In accordance with the Exchange Act, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, on March 15, 2007.

Signature	Capacities	Date
/s/ Leo Blomen **Leo Blomen**	Chairman and Chief Executive Officer (Principal Executive Officer)	March 15, 2007
/s/ Joshua Tosteson **Joshua Tosteson**	President (Principal Executive Officer) and Director	March 15, 2007
/s/ Scott M. Schecter **Scott M. Schecter**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2007
/s/ Brian Bailys **Brian Bailys**	Director	March 15, 2007
/s/ Michael E. Basham **Michael E. Basham**	Director	March 15, 2007
/s/ John Freeh **John Freeh**	Director	March 15, 2007
/s/ Philip J. Kranenburg **Philip J. Kranenburg**	Director	March 15, 2007
/s/ Brian T. McGee **Brian T. McGee**	Director	March 15, 2007
/s/ Howard Yana-Shapiro **Howard Yana-Shapiro**	Director	March 15, 2007

Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HydroGen Corporation

We have audited the accompanying consolidated balance sheet of HydroGen Corporation (a development stage company) as of December 31, 2006 and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2006 and 2005 and for the period from November 11, 2001 (inception) through December 31, 2006. These consolidated financial statements are the responsibility of HydroGen Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HydroGen Corporation as of December 31, 2006 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, and for the period from November 11, 2001 (inception) through December 31, 2006, in conformity with United States generally accepted accounting principles.

As discussed in Note 10, the Company changed its method of accounting for stock-based compensation effective January 1, 2006.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

February 16, 2007

HYDROGEN CORPORATION AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

	Common Stock		Series B Preferred Stock		Additional Paid-in	Deficit *Accumulated* During the Development	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficiency)
Balance, November 11, 2001 (Inception)	-	-	-	-	-	-	-
Capital contributed on November 11, 2001	-	-	377,704	$ 378	$ 476	$ -	$ 854
Net loss	-	-	-	-	-	(5,564)	(5,564)
Balance, December 31, 2001	-	$ -	$377,704	$ 378	$ 476	$ (5,564)	$ (4,710)
Net loss	-	-	-	-	-	(104,354)	(104,354)
Balance, December 31, 2002	-	$ -	$377,704	$ 378	$ 476	$ (109,918)	$ (109,064)
Net loss	-	-	-	-	-	(163,128)	(163,128)
Balance, December 31, 2003	-	$ -	$377,704	$ 378	$ 476	$ (273,046)	$ (272,192)
Equity issued for compensation in January and June, at $22.81 per preferred share	-	-	28,012	28	638,802	-	638,830
Issuance of equity in connection with issuance of convertible notes from November 24 - December 20, at $16.36 per preferred share	-	-	27,850	28	455,480	-	455,508
Net loss	-	-	-	-	-	(1,734,654)	(1,734,654)
Balance, December 31, 2004	-	$ -	$433,566	$ 434	$ 1,094,758	$ (2,007,700)	$ (912,508)
Vesting of equity issued for compensation in January and June, 2004 at $22.81 per preferred share	-	-	21,731	22	513,319	-	513,341
Equity issued on March 8 to existing shareholders electing antidilution protection, at $23.18 per preferred share	-	-	4,862	5	112,674	-	112,679
Issuance of equity in connection with issuance of convertible notes from January 4 - February 23, at $16.82 per preferred share	-	-	6,147	6	103,397	-	103,403
Conversion of convertible notes on July 7, 2005	-	-	60,446	60	1,999,940	-	2,000,000
Repricing of convertible notes	-	-	-	-	875,000	-	875,000
Forgiveness of debt by significant shareholder on July 7, 2005	-	-	-	-	150,000	-	150,000
Chiste shareholders' interest on July 7, 2005, post-reverse merger	375,865	376	-	-	(376)	-	-

	Common Stock		Series B Preferred Stock		Additional Paid-in	Deficit Accumulated During the Development	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficiency)
Sale of equity securities on July 7, 2005 at $31.70 per preferred share	-	-	427,072	427	12,394,137	-	12,394,564
Conversion of preferred securities into common stock on August 29, 2005, valued at $4.46 per common share	7,071,735	7,072	(953,824)	(954)	(6,118)	-	-
Dividend - round up of odd-lot shareholders on August 29, September 14 and November 1, valued at $4.53 per share	32,865	33	-	-	148,778	(148,811)	-
Sale of common shares on September 29, 2005 for $4.46 per share	134,439	134	-	-	584,746	-	584,880
Net loss	-	-	-	-	-	(5,741,197)	(5,741,197)
Balance, December 31, 2005	7,614,904	$ 7,615	$ -	$ -	$17,970,255	$ (7,897,708)	$10,080,162
Sale of common shares on May 2, 2006 for $5.00 per share	5,155,000	5,155	-	-	24,064,229	-	24,069,384
Net Loss	-	-	-	-	-	(7,423,300)	(7,423,300)
Stock based compensation	-	-	-	-	561,331	-	561,331
Balance, December 31, 2006	12,769,904	$ 12,770	$ -	$ -	$42,595,815	$ (15,321,008)	$27,287,577

See accompanying notes to the financial statements

HYDROGEN CORPORATION AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET

		December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	14,170,530
Short-term investments		9,889,603
Accounts receivable		262,408
Other current assets		1,289,995
TOTAL CURRENT ASSETS		25,612,536
Property and equipment, net		3,469,533
Other assets		57,017
TOTAL ASSETS	$	29,139,086
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	1,659,441
Capital lease obligations, current portion		72,295
TOTAL CURRENT LIABILITIES		1,731,736
LONG-TERM LIABILITIES		
Capital lease obligations, net of current portion		119,773
TOTAL LIABILITIES	$	1,851,509
Common stock, par value $0.001, authorized 65,000,000 shares, 12,769,904 and 7,614,904 issued and outstanding at December 31, 2006 and 2005, respectively		12,770
Additional paid-in capital		42,595,815
Deficit accumulated during the development stage		(15,321,008)
TOTAL SHAREHOLDERS' EQUITY		27,287,577
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	29,139,086

See accompanying notes to the financial statements

HYDROGEN CORPORATION AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the Years Ended December 31, 2006	For the Years Ended December 31, 2005	November 11, 2001 (Inception) through December 31, 2006
Demonstration Grant Revenue	$ 610,721	$ 40,042	$ 747,423
Costs and expenses (including stock-based compensation expense of $561,331, $626,019, and $1,826,180, respectively)	8,985,568	4,538,347	15,518,154
LOSS FROM OPERATIONS	(8,374,847)	(4,498,305)	(14,770,731)
Interest and other income	1,046,602	196,253	1,244,019
Interest and other financing charges	(95,055)	(564,145)	(770,485)
Charge for repricing conversion price of convertible debt	-	(875,000)	(875,000)
NET LOSS	$ (7,423,300)	$ (5,741,197)	$ (15,172,197)
Weighted average common shares outstanding (basic and diluted)	11,060,986	2,631,633	-
Net loss per share (basic and diluted)	$ (0.67)	$ (2.18)	-
PRO FORMA			
Pro forma weighted average common shares outstanding (basic and diluted)	-	5,380,180	-
Pro forma net loss per share (basic and diluted)	$ -	$ (0.49)	-

See accompanying notes to the financial statements

HYDROGEN CORPORATION AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

	Common Stock		Series B Preferred Stock		Additional Paid-in	Deficit Accumulated During the Development	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficiency)
Balance, November 11, 2001 (Inception)	-	-	-	-	-	-	-
Capital contributed on November 11, 2001	-	-	377,704	$ 378	$ 476	$ -	$ 854
Net loss	-	-	-	-	-	(5,564)	(5,564)
Balance, December 31, 2001	-	$ -	$ 377,704	$ 378	$ 476	$ (5,564)	$ (4,710)
Net loss	-	-	-	-	-	(104,354)	(104,354)
Balance, December 31, 2002	-	$ -	$ 377,704	$ 378	$ 476	$ (109,918)	$ (109,064)
Net loss	-	-	-	-	-	(163,128)	(163,128)
Balance, December 31, 2003	-	$ -	$ 377,704	$ 378	$ 476	$ (273,046)	$ (272,192)
Equity issued for compensation in January and June, at $22.81 per preferred share	-	-	28,012	28	638,802	-	638,830
Issuance of equity in connection with issuance of convertible notes from November 24 - December 20, at $16.36 per preferred share	-	-	27,850	28	455,480	-	455,508
Net loss	-	-	-	-	-	(1,734,654)	(1,734,654)
Balance, December 31, 2004	-	$ -	$ 433,566	$ 434	$ 1,094,758	$ (2,007,700)	$ (912,508)
Vesting of equity issued for compensation in January and June, 2004 at $22.81 per preferred share	-	-	21,731	22	513,319	-	513,341
Equity issued on March 8 to existing shareholders electing antidilution protection, at $23.18 per preferred share	-	-	4,862	5	112,674	-	112,679
Issuance of equity in connection with issuance of convertible notes from January 4 - February 23, at $16.82 per preferred share	-	-	6,147	6	103,397	-	103,403
Conversion of convertible notes on July 7, 2005	-	-	60,446	60	1,999,940	-	2,000,000
Repricing of convertible notes	-	-	-	-	875,000	-	875,000
Forgiveness of debt by significant shareholder on July 7, 2005	-	-	-	-	150,000	-	150,000
Chiste shareholders' interest on July 7, 2005, post-reverse merger	375,865	376	-	-	(376)	-	-

	Common Stock		Series B Preferred Stock		Additional Paid-in	Deficit Accumulated During the Development	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Capital	Stage	(Deficiency)
Sale of equity securities on July 7, 2005 at $31.70 per preferred share	-	-	427,072	427	12,394,137	-	12,394,564
Conversion of preferred securities into common stock on August 29, 2005, valued at $4.46 per common share	7,071,735	7,072	(953,824)	(954)	(6,118)	-	-
Dividend - round up of odd-lot shareholders on August 29, September 14 and November 1, valued at $4.53 per share	32,865	33	-	-	148,778	(148,811)	-
Sale of common shares on September 29, 2005 for $4.46 per share	134,439	134	-	-	584,746	-	584,880
Net loss	-	-	-	-	-	(5,741,197)	(5,741,197)
Balance, December 31, 2005	7,614,904	$ 7,615	$ -	$ -	$17,970,255	$ (7,897,708)	$10,080,162
Sale of common shares on May 2, 2006 for $5.00 per share	5,155,000	5,155	-	-	24,064,229	-	24,069,384
Net Loss	-	-	-	-	-	(7,423,300)	(7,423,300)
Stock based compensation	-	-	-	-	561,331	-	561,331
Balance, December 31, 2006	12,769,904	$ 12,770	$ -	$ -	$42,595,815	$ (15,321,008)	$27,287,577

See accompanying notes to the financial statements

HYDROGEN CORPORATION AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005	November 11, 2001 (Inception) through December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (7,423,300)	$ (5,741,197)	$ (15,172,197)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	230,956	14,343	245,790
Amortization of discount on convertible notes	-	491,242	558,911
Stock-based compensation	561,331	626,019	1,826,181
Financing cost recognized upon change in terms of convertible debt	-	875,000	875,000
Loss on disposal of property and equipment	35,416	-	35,416
Changes in operating assets and liabilities			
Increase in accounts receivable	(222,366)	(40,042)	(262,408)
Increase in other current assets	(973,361)	(314,118)	(1,289,995)
Increase in other assets	(42,644)	(14,373)	(57,017)
Increase in accounts payable and accrued expenses	1,046,480	322,989	1,659,441
NET CASH USED IN OPERATING ACTIVITIES	$ (6,787,488)	$ (3,780,137)	$ (11,580,878)
CASH FLOW FROM INVESTING ACTIVITIES			
Purchase of short-term investments	(24,691,930)	(6,493,482)	(31,185,412)
Maturity of short-term investments	21,295,809	-	21,295,809
Purchase of property and equipment	(2,475,467)	(1,042,196)	(3,522,569)
NET CASH USED IN INVESTING ACTIVITIES	$ (5,871,588)	$ (7,535,678)	$ (13,412,172)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock for cash, net of expenses, including the exchange of member's units and preferred stock	24,069,384	12,979,443	37,049,682
Proceeds from notes payable, related parties	-	(467,360)	150,000
Principal payments on capital lease obligations	(36,102)	-	(36,102)
Proceeds from issuance of convertible notes payable including amount allocated to equity component	-	370,000	2,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 24,033,282	$ 12,882,083	$ 39,163,580
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,374,206	1,566,268	14,170,530
CASH AND CASH EQUIVALENTS, beginning of period	2,796,324	1,230,056	-
CASH AND CASH EQUIVALENTS, end of period	$ 14,170,530	$ 2,796,324	$ 14,170,530
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid for interest	$ 11,038	$ 116,493	$ 127,531
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Equipment acquired under capital lease	$ 228,170	$ -	$ 228,170
Capital stock issued upon conversion of convertible notes	$ -	$ 2,000,000	$ 2,000,000
Reduction in note payable to related party credited to paid in capital	$ -	$ 150,000	$ 150,000
Issuance of equity in connection with issuance of convertible notes	$ -	$ 103,403	$ 103,403
Dividend - roundup of odd-lot shareholders	$ -	$ 148,811	$ 148,811

See accompanying notes to the financial statements

NOTE 1 - *DESCRIPTION OF THE COMPANY*

The business of HydroGen Corporation (the "Company") commenced in November, 2001 to conduct the business of designing and manufacturing air-cooled Phosphoric Acid Fuel Cell ("PAFC") power generation systems. On July 7, 2005, the Company became a wholly-owned subsidiary of Chiste Corporation, which was renamed "HydroGen Corporation" on August 18, 2005.

The Company is a manufacturer of multi-megawatt fuel cell systems utilizing proprietary 400-kilowatt (kW) phosphoric acid fuel cell (PAFC) technology. The technology was developed by Westinghouse Electric Corporation, and was acquired in 1993 by Fuel Cell Corporation of America ("FCA") the Company's predecessor. In 2001, FCA assigned all of its ownership rights to the technology to the Company.

NOTE 2 - *RECAPITALIZATION*

Effective February 23, 2005, the Company entered into a Non-Binding Letter of Intent ("LOI") with Chiste Corporation, a Nevada corporation ("Chiste"), setting forth the preliminary terms by which Chiste acquired the Company. Chiste was a reporting company under the Securities and Exchange Act of 1934, and its shares of common stock were traded on the OTC Bulletin Board. On July 7, 2005, the Company and Chiste consummated a definitive exchange agreement ("Exchange Agreement") whereby Chiste acquired all the membership interests of the Company ("LLC Units") outstanding as of the closing date by an exchange of 742,255 shares of Series B Preferred Stock for LLC Units. The Preferred Stock had voting rights equivalent to its voting rights on an as converted basis. On August 16, 2005, the Company's shareholders voted to change its name from Chiste to HydroGen Corporation. In addition, shareholders also approved a 1:25 reverse stock split and the Company's 2005 Performance Equity Plan, as amended. Coincident with the reverse stock split, the Series B Preferred Stock was converted into common stock.

HydroGen LLC remains a wholly-owned limited liability company of HydroGen Corporation, and continues to be the operating entity through which the Company principally conducts its business operations.

Prior to the closing of the Exchange Agreement, HydroGen raised gross proceeds of approximately $6,500,000 through the sale of membership units. In addition, in connection with the exchange, Chiste sold 211,569 preferred shares to an institutional investor for $7,000,000. The shareholders of Chiste prior to this transaction owned, immediately after the transaction on a fully diluted basis, common shares amounting to approximately 5% of the common stock of Chiste, and the holders of Company LLC Units and new investors held approximately 95% of the outstanding common stock on a fully diluted basis. In September, 2005, the Company registered for resale shares of common stock of certain holders into which the Series B Preferred Stock was converted. The above described exchange transaction is being treated as a recapitalization of HydroGen, and the accompanying financial statements reflect the impact of the recapitalization for all periods presented.

NOTE 2 - *RECAPITALIZATION - Continued*

As described in Note 9, the Company had outstanding $2,000,000 in principal amount of convertible notes which bore interest at 6% per annum. Although the conversion rate was $222,222 per membership unit of the Company, as part of the transactions described above, the Company extended an offer to the holders of the bridge notes to convert the outstanding principal for units in the Company at the conversion rate of $125,000 per Unit. The revised conversion price was equivalent to the price paid for membership units in the fund raise described above. All of the notes were subsequently converted on July 7, 2005, and the Company paid approximately $69,000 in interest expense to the note holders at that time. In the third quarter of 2005, the Company recorded a non-cash charge of $875,000 related to the repricing of the convertible notes.

NOTE 3 - *PRIVATE PLACEMENT OF EQUITY SECURITIES*

On May 2, 2006, the Company sold in a private placement an aggregate of 5,155,000 shares of its common stock, and warrants to purchase up to an aggregate of 1,288,750 shares of common stock for aggregate gross proceeds of $25,775,000. The Company paid approximately $1,705,000 in commissions and expenses. The Company issued to its placement agent a warrant to purchase up to 128,875 shares of common stock as additional compensation.

The warrants issued to investors and the placement agent are exercisable at $6.60 per share at any time until May 2, 2011. On July 19, 2006, a registration statement that the Company filed covering the re-offer and re-sale of the common stock issued in the private offering and the Common Stock underlying the warrants was declared effective by the Securities and Exchange Commission. The Company was committed to file the registration statement within 45 days of closing and have it declared effective within 90 days of closing, or otherwise be subject to liquidated damages, not to exceed 10% of the subscription amount for the shares. Liquidated damages related to this private placement of securities were therefore not incurred by the Company. There was no requirement to pay liquidated damages in respect of the shares of common stock underlying the warrants if those shares were not registered. In connection with the liquidated damages provision of the registration rights agreement, HydroGen evaluated the classification of the equity subject to liquidated damages under Emerging Issues Task Force Topic D-98. It concluded that the equity should be classified as permanent equity because the damages were capped at 10% of the value of the common shares sold which is no more than a reasonable estimate of the difference in the fair values between registered shares and unregistered shares.

The Company intends to use the proceeds of the private placement for commercial demonstration of the Company's products, advanced manufacturing development efforts, sales and marketing efforts and general working capital purposes.

NOTE 4 - *BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Principles of Consolidation

The consolidated financial statements include the accounts of HydroGen Corporation and its wholly-owned subsidiary, HydroGen LLC. All significant intercompany balances have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104). Revenue is recognized when persuasive evidence of a sale exists, the product has been delivered, the rights and risks of ownership have passed to the customer, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. For arrangements which include customer acceptance provisions, revenue is not recognized until the terms of acceptance are met. Reserves for sales returns and allowances are estimated and provided for at the time of shipment. Demonstration grant revenue is recognized as the Company incurs reimbursable costs as set forth under the contract. All of the Company's revenue in 2006 and 2005 is from grant agreements with State of Ohio government agencies.

Accounts Receivable

Accounts receivable consist of obligations due from government agencies for the demonstration of our fuel cell power generator under a development grant. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may not be collectible. At December 31, 2006 and 2005 the Company had outstanding accounts receivable of $262,000 and $40,000, respectively. The Company recorded no bad debt expense during the years ended December 31, 2006 and 2005 for accounts receivable.

Credit Risk

From time to time the Company maintains cash deposits with its principal bank in excess of FDIC insured limits. The Company has not experienced any losses in these accounts.

At December 31, 2006, substantially all of HydroGen's cash and short-term investments are on deposit within three financial institutions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of related assets as follows:

NOTE 4 - *BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued*

Computer equipment and software - three to seven years
Machinery and equipment - three to fifteen years
Leasehold improvements - the shorter of the lease term or the asset's useful life
Office equipment - three to seven years

Research and Development Expenses

Research and development expenditures are charged to operations as incurred. Research and development expense for the years ended December 31, 2006 and 2005 and the period from November 11, 2001 (inception) to December 31, 2006, was approximately $4,081,000, $1,164,000, and $5,538,000, respectively.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers its short-term cash investments, which have an original maturity of three months or less, to be cash equivalents.

Loss and Pro Forma Loss Per Share

Loss per common share is computed by dividing the loss by the weighted-average number of common shares outstanding during the period. Shares to be issued upon the exercise of options and warrants aggregating 2,472,627 and 420,880, respectively, as of December 31, 2006 and 2005 are not included in the computation of loss per share as their effect is antidilutive. Prior to August 19, 2005, the Company had no common shares outstanding. From inception to July 7, 2005, the Company was a limited liability company and accordingly did not have any shares of common stock outstanding during that time period.

Effective August 19, 2005, the Company's shareholders approved a 1 for 25 reverse stock split, whereby the number of outstanding shares of common stock was decreased and the outstanding Series B Preferred Shares were converted into an aggregate of 7,447,600 common shares. All share and per share amounts have been restated to retroactively reflect the reverse stock split. Additionally, individuals holding less than 100 shares after the reverse split were issued an additional dividend of shares to bring them up to 100 shares. The Company has reflected this as a dividend to these shareholders.

Pro forma weighted average shares for the year-ended December 31, 2005 assumes that all equity outstanding and/or issued during those periods that were subsequently converted into common shares on August 29, 2005, were common share equivalents at the original date of issuance.

Equity-Based Compensation

Prior to January 1, 2006, the Company accounted for stock option awards granted under the Company's 2005 Performance Equity Plan in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123"). Share-based employee compensation

NOTE 4 - *BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued*

expense was not recognized in the Company's consolidated statements of operations prior to January 1, 2006, as all stock option awards granted had an exercise price equal to or greater than the market value of the common stock on the date of the grant. As permitted by SFAS 123, the Company reported pro-forma disclosures presenting results and earnings per share as if the Company had used the fair value recognition provisions of SFAS 123 in the Notes to Consolidated Financial Statements. Share-based compensation related to non-employees and modifications of options granted were accounted for based on the fair value of the related stock or options in accordance with SFAS 123 and its interpretations. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. HydroGen adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, share-based compensation expense recognized during the year ended December 31, 2006 included: (a) compensation expense for all share-based awards granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based awards granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R).

The following table illustrates the effect on net loss for the year ended December 31, 2005 as if we had applied the fair value method to our stock-based compensation:

	December 31, 2005
Net loss, as reported	$ (5,741,197)
Pro forma stock compensation expense, net of tax benefit	(161,957)
Pro forma net loss	$ (5,903,154)
Net loss per share, basic and diluted, as reported	$ (2.18)
Pro forma stock compensation expense	(0.06)
Pro forma	$ (2.24)

As a result of adopting SFAS 123R, the Company recorded pretax compensation expense of $561,331 for the year ended December 31, 2006. Stock-based compensation is included in each expense category that includes salary expense. The Company has recorded a full valuation allowance on the deferred tax asset related to stock-based compensation and therefore, no tax benefit is recognized for the year ended December 31, 2006.

NOTE 4 - *BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued*

Investments

The Company follows Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Debt and Equity Securities." The Company invests its excess cash in short-term debt obligations of various agencies of the United States Government, and has classified each security purchased as "held to maturity," as it has the positive intent and ability to hold these instruments to maturity. As per SFAS 115, securities so classified are appropriately carried at amortized cost in the financial statements. Therefore, the Company does not recognize unrealized gains and losses on such investments in its financial statements.

Recently Issued Accounting Standards

SFAS No. 157, "Fair Value Measurements" In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company January 1, 2008. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and sets forth recognition, derecognition and measurement criteria for tax positions taken or expected to be taken in a tax filing. For HydroGen, this guidance will apply to all tax positions taken or expected to be taken beginning on January 1, 2007. We do not expect the adoption of FIN 48 to have a significant impact on our financial statements.

The Company does not believe that any other recently issued, but not yet effective accounting standards will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2005 Financial Statements to conform to the 2006 presentation.

NOTE 5 - *INVESTMENTS*

At December 31, 2006, investments consisted of the following:

Security	Carrying Amount	Unrealized Gain/(Loss)	Fair Value
Federal Home Loan Bank Bonds, 2.35%, January 16, 2007 maturity	$ 224,716	$ (29)	$ 224,687
Federal Home Loan Bank Bonds, 3.25%, January 30, 2007 maturity	199,679	(18)	199,661
Federal National Mortgage Association Notes, 4.00%, February 23, 2007 maturity	1,497,666	(915)	1,496,751
Federal National Mortgage Association Notes, 3.625%, March 15, 2007 maturity	2,990,605	(2,324)	2,988,281
Federal National Mortgage Association Notes, 4.25%, July 15 2007 maturity	4,976,937	(6,624)	4,970,313
	$ 9,889,603	$ (9,910)	$ 9,879,693

NOTE 6 - *PROPERTY AND EQUIPMENT*

Property and equipment consisted of the following at December 31, 2006.

	December 31, 2006
Computer equipment and software	$ 138,948
Machinery and equipment	1,836,982
Leasehold improvements	1,277,665
Office equipment	73,505
Assets under construction	677,814
	4,004,914
Less accumulated depreciation	535,381
	$ 3,469,533

Assets under construction include assets related to leasehold improvements of the Company's manufacturing facility, manufacturing equipment, and equipment for the Company's first commercial demonstration power plant. Depreciation of these assets will begin when they are placed in service.

NOTE 6 - *PROPERTY AND EQUIPMENT - Continued*

Depreciation expense of property and equipment for the years ended December 31, 2006 and 2005 and for the period November 11, 2001 (inception) to December 31, 2006 was $ $231,000, $14,000, and $246,000, respectively.

NOTE 7 - *ACCOUNTS PAYABLE AND ACCRUED EXPENSES*

At December 31, 2006, accounts payable and accrued expenses include the following:

Accounts payable	$ 769,874
Accrued payroll & bonuses	638,795
Other	250,772
	$1,659,441

NOTE 8 - *INCOME TAXES*

Subsequent to the consummation of the Exchange Agreement in July 2005, HydroGen LLC became a wholly-owned subsidiary of HydroGen Corporation; and for tax purposes, the Company is being treated as a C corporation rather than a limited liability company. At this time, the Company began accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that such portion of the deferred tax asset will not be realized.

Significant components of deferred tax assets and liabilities are as follows:

	December 31, 2006	December 31, 2005
Deferred tax assets		
Net operating losses	$ 4,455,000	$ 1,488,000
Compensation & Benefits	228,000	0
Other	49,000	0
Total deferred tax assets	4,732,000	1,488,000
Deferred tax liabilities		
Depreciation	112,000	0
Total deferred tax liabilities	112,000	0
Net deferred tax asset	$ 4,620,000	$ 1,488,000
Valuation allowance	4,620,000	1,488,000
Net deferred tax asset	$ 0	$ 0

NOTE 8 - *INCOME TAXES - Continued*

A reconciliation between the statutory and effective tax rates follows:

	Years ended December 31,	
	2006	2005
Statutory tax rate	(34.0)%	(34.0)%
Increases (decreases) resulting from		
State taxes, net of federal benefit	(6.6)	(5.3)
Permanent Differences	1.1	5.3
Loss incurred as a Limited Liability Company	0	14.3
Increase in valuation allowance	39.5	19.7
Effective Tax Rate	0%	0%

The Company has accumulated federal operating losses of approximately $11.2 million and $3.8 million as of December 31, 2006 and December 31, 2005 respectively, which will expire between 2012 and 2026, if not utilized. The Company has accumulated state operating losses of approximately $9.8 million and $3.8 million as of December 31, 2006 and December 31, 2005 respectively, which will expire between 2015 and 2016, if not utilized. The Company's recapitalization, described in Note 2, may have significantly impaired the Company's ability to utilize pre-recapitalization net operating losses as a result of limitations imposed under Internal Revenue Code Section 382. As of December 31, 2006, the Company has weighed the available evidence and determined that it is appropriate to carry a full valuation allowance against its net deferred tax asset until such time as management is reasonably certain that these assets will be realizable.

NOTE 9 - *CONVERTIBLE NOTES*

The Company completed a $2,000,000 private placement of securities whereby, for each $10,000 received, it issued investment units consisting of a $10,000 convertible note and a .045 membership unit. The Company received proceeds of $370,000 and $1,630,000 during the years ended December 31, 2005 and 2004, respectively.

The convertible notes bore interest at the rate of 6% per annum and were convertible into membership units of the Company on the basis of .045 units per $10,000 of convertible amount. If not converted into membership units, the convertible notes, including accrued interest, were payable in full on June 30, 2005.

A value of approximately $559,000 was allocated to the issuance of membership units which was based on the value of LLC Units previously sold in a private transaction. This amount was reflected as a discount to the convertible notes payable and was amortized over the life of the loan. For the year ended December 31, 2005, $491,000 was amortized to the debt component and included as additional interest expense. As discussed in Note 2 above, the convertible notes were converted into membership units as part of HydroGen's private placement, which closed on July 7, 2005.

NOTE 10 - *SHARE-BASED COMPENSATION*

HydroGen has granted stock options under its 2005 Performance Equity Plan, as amended ("2005 Plan"). Under the 2005 Plan, awards may be granted to participants in the form of Non-Qualified Stock Options, Incentive Stock Options, Restricted Stock, Deferred Stock, Stock Reload Options and other stock-based awards. Subject to the provisions of the plan, awards may be granted to employees, officers, directors, advisors and consultants who are deemed to have rendered or are able to render significant services to us or our subsidiaries and who are deemed to have contributed or to have the potential to contribute to our success. Incentive stock options may only be awarded to individuals who are our employees at the time of grant. According to the 2005 Plan, the amount of shares that may be issued or reserved for awards to participants is 1,100,000.

In 2005, 78,535 stock options were granted to employees under the 2005 Plan, leaving 1,021,465 remaining stock options available for grant. Prior to the adoption of the 2005 Plan, the Company's members voted to issue options on membership units to key employees and advisors, the agreements of which were subsequently amended to represent common stock options on 342,345 shares. No options of any kind were granted or outstanding at December 31, 2004.

As discussed in Note 3, Basis of Presentation and Summary Significant Accounting Policies - Equity-Based Compensation, effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. The adoption of SFAS 123(R) resulted in share-based compensation expense for the year ended December 31, 2006 of $561,331 of which $237,205 was recorded to research and development and $324,127 to selling, general and administrative expenses. These expenses increased basic and diluted loss per share by $0.05 for the year ended December 31, 2006.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Because the Company's common shares have only traded publicly since July, 2005, expected volatility for the years ended December 31, 2006 and 2005 is estimated based on an arithmetic average of the volatility of 5 publicly-traded companies that operate in HydroGen's space or sell into similar markets. As the Company was not a publicly traded company before July 7, 2005, 0% volatility was used in accordance with SFAS 123 for options issued to employees prior to becoming a public company. We have insufficient history by which to estimate the expected term of the options, but used an estimate for grants of "plain vanilla" stock options based on a formula proscribed by the Securities and Exchange Commission's Staff Accounting Bulletin No. 107. Because HydroGen's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

NOTE 10 - ***SHARE-BASED COMPENSATION - Continued***

The following table summarizes the assumptions used for options granted during the years ended 2006 and 2005.

	2006	2005
Expected life (in years)	3.5 - 5.0	5.0
Risk-free interest rate	3.67% - 5.04%	3.90%
Volatility	66.0% - 74%	0.0 - 119.0%
Dividend yield	--	--

The following table summarizes the Company's stock option activity for the years ended December 31, 2006 and 2005:

	Number of Options	Weighted Average Option Price	Aggregate Intrinsic Value
Outstanding at December 31, 2004	--	$ --	
Granted	420,880	$ 4.48	
Exercised	--	--	
Forfeited/Cancelled	--	--	
Outstanding at December 31, 2004	420,880	$ 4.48	$ 744,879
Exercisable at December 31, 2005	178,235	$ 4.37	$ 334,485
Vested and expected to vest at December 31, 2006	399,836	$ 4.48	$ 707,635
Outstanding at December 31, 2005	420,880	$ 4.48	
Granted	783,422	$ 4.96	
Exercised	--	--	
Forfeited/Cancelled	(149,300)	$ 5.32	
Outstanding at December 31, 2006	1,055,002	$ 4.73	$ 297,020
Exercisable at December 31, 2006	397,912	$ 4.55	$ 184,947
Vested and expected to vest at December 31, 2006	895,348	$ 4.71	$ 278,460

NOTE 10 - *SHARE-BASED COMPENSATION - Continued*

A summary of the status of the Company's non-vested stock options as of December 31, 2006, and of changes during the year ended December 31, 2006, is presented below:

	Number of Options	Weighted Average Option Price
Non-vested at December 31, 2005	242,645	$ 4.56
Granted	783,422	4.96
Vested	(219,677)	4.70
Forfeited/Cancelled	(149,300)	5.32
Outstanding at December 31, 2006	657,090	$ 4.84

As of December 31, 2006, there was $1,086,000 of total unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a remaining weighted average life of 2.05 years.

The weighted average grant-date fair value of options granted during the year ended December 31, 2006 and 2005 was $2.52 and $1.40, respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable	
Exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$4.34	342,345	8.13	$ 4.34	261,444	$ 4.34
$4.50	200,260	4.94	4.50	69,500	4.50
$4.90	271,480	4.81	4.90	7,500	4.90
$5.10	68,535	8.96	5.10	33,868	5.10
$5.15	87,247	4.54	5.15	-	5.15
$5.25	44,500	9.29	5.25	-	-
$5.56	16,535	3.25	5.56	3,100	5.56
$6.05	22,500	4.38	6.05	22,500	6.05
$6.20	1,600	4.38	6.20	-	6.20
	1,055,002	6.31	$ 4.73	397,912	$ 4.55

NOTE 11 - *GRANTS FROM THE STATE OF OHIO*

State of Ohio Development Grant

On August 26, 2005, the State of Ohio, Department of Development, provided to HydroGen Corporation, $1,250,000 as a development grant for a three phase program to deploy, demonstrate and commercialize the Company's 400 kW phosphoric acid fuel cell system. The grant is under an Ohio Fuel Cell Initiative Demonstration Program and is to be used towards the costs associated with the commercial demonstration and validation of the Company's air-cooled phosphoric acid fuel cell module technology and for the procurement and preparation of the plant equipment, system engineering, plant construction and initial operations. The grant is given on the understanding that the Company will establish the corporation headquarters in Ohio within the next two years, locate manufacturing facilities in Ohio by 2008, and create new full-time jobs at both the skilled and unskilled level. The development work is expected to be undertaken during the period 2005 to 2008. The grant was also contingent on the Company raising its own capital, which it achieved in July 2005.

The grant of the funds is on a reimbursement basis, provided the Company meets the objectives of the grant and is carrying out the terms of the defined project as represented to the state. The grant reimbursement period runs from September 1, 2005 to July 31, 2007. The grant is a deployment of federal development funds and as such, the Company will be required to adhere to various federal regulations on their use and accountability for deployment.

The grant may be terminated if the State of Ohio determines that the Company is not in compliance with certain federal regulations governing the grant or federal employment laws, the requirements of any other applicable program statute or rule or with the terms of the grant agreement, after suitable notice and the passage of cure periods. Performance under the agreement is subject to a force majeure limitation. If there is a termination, the Company may not continue to incur expenses under the grant, it may be directed by the State of Ohio to dispose of various property, data, studies and reports, and the Company may be liable for damages to the State of Ohio. The Company may also request a termination of the grant if it is unable or unwilling to comply with the conditions of the grant.

The Company has submitted requests for payment under this grant totaling approximately $597,000, $372,000 of which was paid through December 31, 2006.

State of Ohio Third Frontier Fuel Cell Program

On March 7, 2006, the Company was notified that it would be awarded $1,000,000 (the "Grant") by the State of Ohio Third Frontier Fuel Cell Program (TFFCP) to support the Company's advanced manufacturing development program. On June 8, 2006 the Company entered into a Grant Agreement with the State of Ohio which instrument sets forth the terms and conditions pursuant to which the Grant funds are to be awarded. Under the terms of the Grant Agreement, the Company may recoup from the State the full $1,000,000 as Grant activities take place, and as the costs are incurred and reported. The Company has pledged a total of $555,000 in cost share. The Company will use the funds to dedicate appropriate personnel, consultants and infrastructure to optimize decisions and resource allocations for its planned advanced manufacturing facility to be located in Ohio. The proposed facility will be where the Company will mass produce its standard 400 kilowatt (kW) air-cooled PAFC modules, which will serve as the building block of its core product, a 2 megawatt (MW) power island. Initial production capacity will be 25 MW per year of the Company's 400 kW modules, and is subsequently expected to be expanded to 100 MW per year capacity.

NOTE 11 - *GRANTS FROM THE STATE OF OHIO - Continued*

All disbursements from the Grant are on a reimbursement basis, after documentation has been provided evidencing the expenses were incurred in furtherance of the Grant. The period for which Grant activities shall take place runs from April 10, 2006 until April 10, 2008; however, the term of the Grant Agreement, including reimbursement period, runs until April 10, 2009. At the close of the Grant term, the Company will own all equipment valued over $5,000 purchased with Grant money.

The Grant may be terminated if the State of Ohio determines that the Company is not in compliance with the applicable program rules, State of Ohio law, or with the terms of the Grant Agreement, after suitable notice and the passage of cure periods. Performance by the State is also subject to the availability of funds. If there is a termination, the Company may not continue to incur expenses under the Grant, and it may be directed by the State of Ohio to dispose of various property, data, studies and reports. The Company may further be liable for damages to the State of Ohio in the event of default. The Company may also request a termination of the Grant if it is unable or unwilling to comply with the conditions of the Grant.

Work under the Grant commenced in late June of 2006. The Company has submitted requests for payment under this grant totaling approximately $53,000, $17,000 of which has been paid through December 31, 2006.

NOTE 12 - *COMMITMENTS AND CONTINGENT LIABILITIES*

Operating Leases

Through January, 2005, the Company subleased its manufacturing facility in Jefferson Hills, PA, on a month to month basis. In February, 2005, an entity controlled by the same party that has a controlling interest in FCA purchased the industrial complex that includes this facility. In April, 2005, the Company increased the amount of space it rented from approximately 10,500 square feet to approximately 35,000 square feet. In October 2005, subsequent to signing a lease on a new manufacturing facility (see below), the Company began to significantly decrease the amount of space it leased at this location. As of March 2006, the Company fully vacated these premises. The lease with the related party does not create any exposure with a variable interest entity.

On August 15, 2005, the Company executed a 5 year agreement to lease approximately 34,500 square feet of industrial space in Versailles, PA, to house its manufacturing operations and certain administrative functions. Terms of the lease provide for minimum lease payments of $14,373 per month, plus increases in real estate taxes and insurance costs over 2005 "Base Year" costs. The Company took occupancy of the space in October 2005, after the landlord made certain improvements to the property. The Company has the option to extend the lease for an additional 5 years, with certain adjustments made to the base rent.

On October 19, 2005, the Company entered into an agreement to lease approximately 1,700 square feet of office space in New York City for 61 months at a base rent of approximately $69,700 in the first year, increasing by 2.5% in each subsequent year. The lease includes provisions for additional payments related to the Company's pro rata share of annual increases in real estate taxes. The Company's occupancy of this space commenced on December 1, 2005.

NOTE 12 - *COMMITMENTS AND CONTINGENT LIABILITIES - Continued*

In November 2006, the Company executed a 1 year agreement to lease office space in Cleveland, Ohio, which will serve as the Company's headquarters, consistent with the terms of the development grant provided to the Company by the State of Ohio (see Note 11). The Company is renting the space at a base rent of approximately $2,300 per month.

Rent expense for the years ended December 31, 2006 and 2005, and for the period from November 11, 2001 (inception) to December 31, 2006 were approximately $246,000, $168,000 and $528,000, respectively.

Future minimum lease payments under operating leases are as follows:

Years Ending December 31,		Amount
2007	$	270,000
2008		251,000
2009		253,000
2010		190,000
Total	$	964,000

Capital Leases

During November of 2006, the Company executed two capital leases for equipment that is expected to be delivered during March of 2007. The lease term will begin on the date the Company inspects and accepts receipt of the equipment. A capital lease obligation of $67,000 and $68,000 will result upon acceptance of the equipment.

NOTE 13 - *DEFINED CONTRIBUTION PLAN*

The Company initiated a defined contribution plan in January of 2006. The retirement savings plan was made available to all U.S. employees who have met minimum length-of-service requirements. The Company matches employees' contributions at the rate of 50% of the first 8% contributed. Pension expense for the year ended December 31, 2006 was $76,000.

NOTE 14 - *DEVELOPMENT STAGE OPERATIONS, RISKS AND UNCERTAINTIES*

The Company commenced operations on November 11, 2001, with the transfer of assets and PAFC technology from FuelCell Corporation of America (FCA), the Company's then majority member. The Company was formed to commercialize the PAFC technology developed by Westinghouse Corporation. In addition to the technology, the Company owns the manufacturing assets for production of commercial-ready 400 kW air-cooled modules.

The Company is at an early stage of business development. As a result, the Company is subject to all the risks inherent in starting a new business. The Company has neither sold nor installed any fuel cell systems in its operating history. The Company will require additional financing to commercialize its fuel cell power plants. The Company's ability to market its products and related technology and to obtain research and development contracts depend, in part, on its ability to attract and retain key scientific and management personnel. Market acceptance of fuel cells and related products is still uncertain. In addition, acceptance of the Company's products will be determined in large part by the Company's ability to demonstrate the safety and efficiency, cost effectiveness and performance features of such products. The Company may encounter significant competition in the markets for its products. Many of the Company's competitors and potential competitors may have substantially greater resources, including capital, name recognition, research and development experience and manufacturing and marketing capabilities.

The Company has experienced losses from operations and anticipates incurring substantial losses in the future. The Company expects to continue to make significant capital expenditures and to increase expenses to build manufacturing operations, develop sales and distribution networks, improve manufacturing technologies, implement internal systems and infrastructure, and hire additional personnel.

Without additional financing, the Company would need to delay certain of these activities and defer certain capital expenditures.

NOTE 15 - *RELATED PARTY TRANSACTIONS AND EQUITY ISSUED IN EXCHANGE FOR SERVICES*

FCA provided short-term working capital loans evidenced by promissory notes from the Company. These notes were payable on demand and accrued interest at 8% per annum. Outstanding borrowings were $267,360 as of December 31, 2004. Additionally, FCA provided an interest free line of credit to the Company of $350,000, all of which was drawn and was also outstanding at December 31, 2004. FCA agreed that, upon repayment of the $350,000 non-interest bearing note, it would forgive the principal balance of the interest-bearing loans by $150,000. On July 7, 2005, upon the closing of the Exchange Agreement and the receipt of proceeds from the sale of equity, as described in Note 2, the $350,000 non-interest bearing note held by FCA was repaid in full, and the working capital notes held by the same party were also repaid, less $150,000 which, as described above, was forgiven. For the year ended December 31, 2005 interest expense to FCA approximated $11,000.

NOTE 15 - *RELATED PARTY TRANSACTIONS AND EQUITY ISSUED IN EXCHANGE FOR SERVICES - Continued*

Additionally, the Company made payments to a company controlled by the same party that has a controlling interest in FCA for laboratory and administrative support services, which amounted to approximately $17,000 for the years ended December 31, 2005. The amount paid during the year ended December 31, 2005 was accrued by the Company in periods prior to the year ended December 31, 2004.

In February, 2005, an entity controlled by the same party that has a controlling interest in FCA purchased the industrial complex that includes the Company's former manufacturing facility. In April, 2005, the Company increased the amount of space it rented in its former facility from approximately 10,500 square feet to approximately 35,000 square feet. In October 2005, the Company moved its manufacturing operations and certain administrative functions to a new facility in Versailles, PA (see Note 12). In March 2006 the Company fully vacated the Jefferson Hills facility. The Company paid this entity approximately $92,000 in rent expense during the year ended December 31, 2005.

The Company and HMR were parties to an agreement dated June 30, 2004 that provides for the payment to HMR of fees totaling $100,000 payable over a 5-month period beginning in September, 2004, in consideration of financial consulting services. Additionally, at that time, the Company issued to HMR 4 LLC Units in the Company, subject to a 12-month vesting schedule through January 2005. The value of the LLC Units at the date of issuance was charged to expense ratably over the vesting period. The fair value of the LLC Units at the date of issuance was based on the value of LLC Units previously sold in a private transaction.

The Company granted two executive officers an aggregate of 5.278 LLC Units for services to be rendered, subject to a 12 month vesting schedule. One individual received 2.0 LLC Units in January, 2004, and was fully vested in those units at December 31, 2004. The second individual received 3.278 LLC Units in June, 2004 and, at December 31, 2005 and 2004, had a 100% and 50% vested interest in those units, respectively. The value of the LLC Units at the date of issuance was charged to expense ratably over the vesting period. The fair value of the LLC Units at the date of issuance was based on the value of LLC Units previously sold in a private transaction.

The vested portion of these units has been included in general and administrative expenses for the years ended December 31, 2005 and 2004, respectively.

In March and April, 2005, the Company issued options to certain employees and advisors for an aggregate of 12.22 Membership Units. The options had an exercise price of $121,500 per unit, which reflected fair market value at the time of the grant, and vest over a 36 month period. These agreements were subsequently amended to reflect the recapitalization of the Company, and are now options on the Company's common stock. The exercise price of these options, on a per share basis, is $4.34.

In May, 2005, the Company amended an agreement with a consultant whereby the Company agreed to pay the consultant for services to be rendered for the 12 month period beginning November, 2004, by granting the consultant 3.888 LLC Units and, accordingly, recognized approximately $335,000 of consulting expense during the year ended December 31, 2005.

NOTE 15 - *RELATED PARTY TRANSACTIONS AND EQUITY ISSUED IN EXCHANGE FOR SERVICES - Continued*

Related to the amended agreement with a consultant, described above, the Company issued 1,287 LLC Units to certain members who elected not to be diluted by the LLC Units issued to the consultant. The Company recognized approximately $112,000 in expense in the second quarter of 2005 related to this issuance. The fair value of the LLC Units at the date of issuance was based on the value of LLC Units previously sold in a private transaction.

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OVERHEAD

HYDROGEN



HYDROGEN




GRIEVE
GRIEVE
HOT

HYDROGEN






HYDROGEN CORPORATION
2 JUNIPER STREET
VERSAILLES, PENNSYLVANIA 15132

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 22, 2006

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of HydroGen Corporation will be held at 2 Juniper Street, Versailles, Pennsylvania 15132 on Friday, June 22, 2007 at 10:00 a.m. local time, for the following purposes:

1. To elect eight directors to serve for the ensuing one-year period or until their successors are elected and qualified;

2. To approve the 2007 Performance Equity Plan; and

3. To transact such other business as may properly come before the meeting, and any adjournment(s) thereof.

The transfer books will not be closed for the annual meeting. Only shareholders of record at the close of business on May 10, 2007, will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

You are urged to read the attached proxy statement, which contains information relevant to the actions to be taken at the meeting. In order to assure the presence of a quorum, whether or not you expect to attend the meeting in person, please sign and date the accompanying proxy card and mail it promptly in the enclosed addressed, postage prepaid envelope. Alternatively, you may vote electronically, either by the internet or telephone. You may revoke your proxy if you so desire at any time before it is voted.

By Order of the Board of Directors

Scott Schecter
Secretary

Versailles, Pennsylvania
May 15, 2007

HYDROGEN CORPORATION

PROXY STATEMENT

GENERAL INFORMATION

This proxy statement and the enclosed form of proxy are being furnished in connection with the solicitation of proxies by our board of directors to be used at the annual meeting of shareholders to be held at 10:00 a.m. local time, on Friday, June 22, 2007, and any adjournments. The annual meeting will be held at 2 Juniper Street, Versailles, Pennsylvania 15132. The matters to be considered at the meeting are set forth in the attached Notice of Meeting.

Our offices are located at 2 Juniper Street, Versailles, Pennsylvania 15132. This proxy statement and the enclosed form of proxy are first being sent to shareholders on or about May 15, 2007.

Record Date; Voting Securities

Our board of directors has fixed the close of business on May 10, 2007, as the record date for determination of shareholders entitled to notice of, and to vote at, the annual meeting. As of May 10, 2007, we had issued and outstanding 12,769,904 shares of common stock, par value $.001 per share, our only outstanding class of voting securities.

Each common stock holder is entitled to one vote for each share of common stock registered in his or her name on the record date.

Solicitation, Voting and Revocation of Proxies

Proxies in the form enclosed are solicited by and on behalf of our board of directors. Shareholders may vote any of three ways. They may return the proxy card which is provided with this proxy statement in the envelope provided. Alternatively, shareholders may vote electronically, either by internet or by telephone. If voting electronically, proxies must be received by 1:00 a.m. Central Time, on June 22, 2007. To vote by internet, log on to the internet and go to www.investorvote.com, and then follow the instructions on the secured website. To vote by telephone, call toll free 1-800-652-8683 within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is no charge to the shareholder for this call. Once you have connected, follow the instructions provided by the recorded message.

The persons named in the proxy have been designated as proxies by our board of directors. Any proxy given pursuant to this solicitation and received in time for the meeting will be voted as specified in the returned proxy. If no instructions are given, proxies returned by shareholders will be voted "FOR" the election of the director nominees set forth herein, "FOR" approval of the 2007 Performance Equity Plan, and as the proxies named in the proxy determine in their discretion with respect to any other matters properly brought before the meeting. Any proxy may be revoked by written notice received by our secretary at any time prior to the voting at the meeting, by submitting a subsequent proxy or by attending the annual meeting and voting in person. Attendance by a shareholder at the annual meeting does not alone serve to revoke his or her proxy.

The presence, in person or by proxy, of a majority of the votes entitled to be cast at the meeting will constitute a quorum at the meeting.

A proxy submitted by a shareholder of common stock may indicate that all or a portion of the common shares represented by his or her proxy are not being voted ("shareholder withholding") with respect to a particular matter. Similarly, a broker may not be permitted to vote stock ("broker non-vote") held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock. The shares of common stock subject to a proxy which are not being voted on a particular matter because of either a shareholder withholding or a broker non-vote will not be considered shares present and entitled to vote on the matter. These common shares, however, may be considered present and entitled to vote on other matters and will count for purposes of determining the presence of a quorum, unless the proxy indicates that the shares are being withheld from being voted on any matter at the meeting, in which case the shares will not be counted for purposes of determining the presence of a quorum.

The election of directors requires a plurality vote of the votes cast at the meeting. "Plurality" means that the individuals who receive the largest number of votes cast "FOR" are elected as directors. Consequently, any shares not voted "FOR" a particular nominee, whether as a result of a direction of the shareholder to withhold authority, abstentions or a broker non-vote, will not be counted in the nominee's favor. There is no cumulative voting for directors of our company. As there are eight directors to be elected; the eight persons receiving the highest votes will be elected if nominees other than those nominated by the board are presented.

The 2007 Performance Equity Plan and all other matters that may be brought before the shareholders must be approved by the affirmative vote of a majority of the votes cast at the meeting. Abstentions from voting in this case are counted as "votes cast" with respect to the proposal and, therefore, have the same effect as a vote against the proposal. Shares deemed present at the meeting but not entitled to vote because of either shareholder withholding or broker non-vote are not deemed "votes cast" with respect to the proposal and therefore will have no effect on the vote.

Annual Report

Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, which contains our audited financial statements for the years ended December 31, 2005 and 2006, is being mailed along with this proxy statement.

We will provide to you exhibits to the Annual Report upon payment of a fee of $.25 per page, plus $5.00 postage and handling charge, if requested in writing to the Secretary, HydroGen Corporation, 2 Juniper Street, Versailles, Pennsylvania 15132.

Security Ownership of Certain Beneficial Owners [update chart]

The following table sets forth certain information regarding our common stock beneficially owned on May 10, 2007 for (i) each shareholder known to be the beneficial owner of 5% or more of outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. The table assumes a total of 12,769,904 shares of common stock outstanding.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Leo Blomen[(1)(2)]	429,919	3.4%
Joshua Tosteson[(1)(3)]	559,430	4.4%
Scott Schecter[(1)(4)]	185,417	1.4%
Scott Wilshire[(1)(5)]	73,375	0.5%
Brian Bailys[(1)(6)]	120,406	0.9%
John J. Freeh[(1)(6)]	11,500	--
Howard-Yana Shapiro[(1)(6)]	11,500	--
Michael E. Basham[(1)(7)]	8,500	--
Philip J. Kranenburg[(1)(7)(8)]	140,000	--
Brian T. McGee[(1)(7)]	7,500	--
FuelCell Holdings, LLC[(9)]	757,445	5.9%
Alysheba Funds[(10)]	875,000	6.8%
Ardsley Partners Funds[(11)]	1,100,000	8.5%
Federated Investors, Inc.[(12)]	1,250,000	9.6%
Magnetar Capital Master Fund, Ltd.[(13)]	1,498,305	11.5%
Pequot Capital Management, Inc.[(14)]	866,313	6.8%
All Executive Officers and Directors as a group (seven persons)[(15)]	1,392,547	10.6%

* Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

---

(1) c/o 2 Juniper Street, Versailles, PA 15132.

(2) Includes 18,333 shares of common stock subject to options that vest as of June 30, 2007, but does not include 36,667 shares of common stock that are subject to options that may vest in the future.

(3) Includes 15,833 shares of common stock subject to options that vest as of June 30, 2007, but does not include 31,667 shares of common stock that are subject to options that may vest in the future.

(4) Includes 93,586 shares of common stock subject to options that vest as of June 30, 2007, but does not include 44,529 shares of common stock that are subject to options that may vest in the future.

(5) Includes 73,375 shares of common stock subject to options that vest as of June 30, 2007, but does not include 60,740 shares of common stock subject to options that may vest in the future.

(6) Includes 11,500 fully vested stock options that were received upon joining the Board of Directors, as well as a subsequent annual grant.

(7) Includes 7,500 fully vested stock options that were received upon joining the Board of Directors.

(8) Includes 132,500 shares indirectly held by Mr. Kranenburg through The Kranenburg Fund, L.P. of which Mr. Kranenburg is the general partner and over which he has dispositive and voting control.

(9) FuelCell Holdings, LLC has an address at 3201 Enterprise Parkway, Suite 460, Beachwood, Ohio 44122. Mr. Saul Siegel has investment authority over these shares.

(10) Each of Alysheba QP Fund L.P., Alysheba Fund L.P. and Alysheba Fund Ltd. are registered companies pursuant to the Investment Company Act of 1940. John A. Murphy, manager of the funds and Philip C. Furse, co-manager of the funds, have dispositive and voting authority of all the shares held by the aforementioned investors. Amount includes 175,000 shares of common stock subject to warrants.

(11) Ardsley Partners Fund II, L.P., Ardsley Institutional Fund, L.P. and Ardsley Offshore Fund, Ltd. are managed by Ardsley Partners, a partner of which, Steven N. Napoli, has the dispositive and voting authority of all the shares held by the aforementioned investors. Amount includes 200,000 shares of common stock subject to warrants.

(12) Federated Kaufman Fund, a Portfolio of Federated Equity Funds, is a registered company pursuant to the Investment Company Act of 1940. The fund is an affiliate of Federated Securities Corp., a NASD or a broker-dealer registered pursuant to Section 15 of the Exchange Act through common ownership by the parent corporation of each Federated Investors. Amount includes 250,000 shares of common stock subject to warrants.

(13) Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. ("Magnetar Master Fund") and consequently has voting and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares. Amount includes 250,000 shares of common stock subject to warrants.

(14) Shares beneficially owned by Pequot Capital Management, Inc. represent 490,442 shares of common stock held of record by Pequot Scout Fund, L.P. and 275,871 shares of common stock held of record by Pequot Mariner Master Fund, L.P. Pequot Capital Management, Inc., which is the investment manager to the above named funds exercises sole dispositive, voting and investment power for all the shares. Arthur J. Samberg is the sole shareholder of Pequot Capital Management, Inc. and disclaims beneficial ownership of the shares except for his pecuniary interest.

(15) Includes 244,522 shares of common stock subject options that vest as of June 30, 2007, but does not include 184,708 shares of common stock that are subject to options that may vest in the future.

Officers and Directors

The following table sets forth certain information about each of the members of the Board of Directors and each executive officer:

Name	Age	Positions	Director Since
Dr. Leo Blomen	52	Chairman and Chief Executive Officer	2005
Joshua Tosteson	35	President and Director	2005
Dr. Howard Shapiro(1)	59	Director	2005
Brian Bailys	47	Director	2005
John Freeh(1)(3)	55	Director	2005
Michael Basham(2)(3)	57	Director	2006
Philip J. Kranenburg(2)	46	Director	2006
Brian T. McGee(2)	47	Director	2006

Executive Officers	Age	Positions	Officer Since
Scott M. Schecter	50	Chief Financial Officer	2005
Scott Wilshire	44	Chief Operating Officer	2005

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee

Dr. Leo Blomen is the Chairman and Chief Executive Officer of HydroGen, and has been active in fuel cells and energy related management for almost 23 years. From 1996 to 2000, Dr. Blomen served as Executive Director and Head of the International Division of NUON, the largest electric, gas, water and telecom utility company in the Netherlands serving millions of customers and with over $4 billion in revenues. Dr. Blomen was responsible for starting and building a portfolio of over 20 companies in countries such as USA, UK, China, Czech Republic, and Romania. He served on the Boards of most of those companies, and invested several $100's million successfully. Among his responsibilities were a number of fuel cell projects, including the installation and operation of the world's first 100 kW solid oxide fuel cell (SOFC) system, supplied by Westinghouse to a consortium led by NUON. Prior to his NUON assignment, he worked on several energy companies through his own consulting company Blomenco B.V., including the Dutch company Heron, which has built a compact 1.4 MW gas turbine with 43% net electrical efficiency. Dr. Blomen was also responsible for making the first designs of fuel cell/gas turbine combination systems under contract from Westinghouse. He was the primary editor of a book on Fuel Cell Systems (Plenum Press, 1993). From 1983 to 1992, Dr. Blomen served in several capacities for the engineering contractor KTI (Kinetics Technology International), a world leader in hydrogen plant construction, most of the time on its Board and as Group VP. He initiated and managed over 40 research, development and demonstration projects in Europe and the USA, including the construction of the first two PAFC power plants in Europe, as well as several steam reformer developments. Dr. Blomen is a co-founder of the EFCG (European Fuel Cell Group) and has served as its Treasurer throughout its existence. EFCG merged with FuelCell Europe in 2004. He holds a doctorate of medicine from Leiden University and an engineering degree in chemical technology from Delft University. Dr. Blomen devotes a minimum of 50% of his professional time to Hydrogen, augmenting the day-to-day full time management activities of Mr. Tosteson with his decades of experience in portfolio management of companies. The Messrs. Blomen and Tosteson have developed this management model over the past three years of intensive collaboration in developing HydroGen.

Mr. Joshua Tosteson is a Director and President of HydroGen, and has been active in the fields of earth systems science, education, public outreach, management consulting, and environmental entrepreneurship for over 10 years. He is a co-founder of FullCircle LLC, a New York-based company that deployed facilities to remediate organic waste streams and produce high-value organic soil amendments, and which consulted to international development and aid organizations. Over 2000-2001, Mr. Tosteson served on assignment as Eco-Industrial Development Manager for the redevelopment of a deactivated army ammunition site in Louisiana. In this capacity on behalf of the Operations Support Command of the US Army, Mr. Tosteson and colleagues attracted over $20MM in private and Federal investment to establish two new commercial manufacturing operations on the site utilizing regionally available waste streams as feedstock. From 1994 to 1997, Mr. Tosteson served in various capacities as a management consultant for the Biosphere 2 facility in Oracle, AZ, supporting a comprehensive effort to re-tool and reorganize the project that culminated in a long-term facility management contract with Columbia University. Concurrently to that assignment he served as an Adjunct Fellow and researcher at the Kennedy School of Government, Harvard University. He has published widely in the peer-reviewed and popular literature. He holds degrees in environmental science and public policy (BA, Harvard University) and atmospheric science (MA, Columbia University).

Mr. John J. Freeh, Director of HydroGen, served as president of LM Systems Management and as an officer of Lockheed Martin from July 2001 until his retirement in February 2007. Mr. Freeh was responsible for Lockheed Martin's Defense, Energy and National Security Services businesses. From January, 1993 to 2001, Mr. Freeh was the president and general manager of KAPL, Inc. KAPL, Inc designed, developed and tested naval nuclear reactors and propulsion systems and operated land passed nuclear power prototypes to test reactor and propulsion system designs. From 1974 to 1993, Mr. Freeh held other positions with KAPL, Inc., including Manager - Computer Information Systems, Manager - Special Projects, Manager - Prototype Programs and Design and Manager - Prototype Engineering.

Mr. Brian D. Bailys, Director of HydroGen, has been the principal of The Bailys Group, a consulting and strategic and financial planning company that he formed in January 1993. Mr. Bailys is also a certified public accountant. The consulting firm has been involved in strategic planning with numerous early stage companies and their funding requirements and works with high net worth individuals in many different capacities. From June 1981 to 1993, Mr. Bailys was with Plant & Moran, an accounting and consulting firm where he acted as a tax accountant, personal financial planner and business planner. Mr. Bailys is a director of Life Settlement Insights, a life settlement company, and Life-X, an on-line exchange for the sale of life insurance policies.

Dr. Howard-Yana Shapiro, Director of HydroGen, was appointed Director of External Research of Mars, Incorporated in 2005, and has served as its Director of Plant Science since 2000. Mars, Incorporated operates in over 65 countries, with business units in snack food, pet care, main meal food, drinks, and electronics. Within Mars, Dr. Shapiro is responsible for plant genetics, integrated pest management/biological control of diseases, water conservation and the sustainability/production models for agroecology, agro-forestry and agro-economics of cacao. Additionally, he is the Director of the Multi-Disciplinary Research Unit, a collaboration between Mars, Incorporated, and the University of California, Davis. In 1991, Dr. Shapiro joined Seeds of Change, a leading supplier of organic seeds, garden products, and specialty foods, as its Vice-President for Agriculture, and later served as its Vice-President of Research and Development/Agriculture before leading the company's acquisition by Mars, Incorporated in 1997. Dr. Shapiro has twice been named a Fulbright Scholar, twice a Ford Foundation Fellow, and was winner of the National Endowment for the Humanities Award.

Mr. Brian T. McGee, Director of HydroGen, serves as Senior Vice President and Chief Financial Officer for Intellon Corporation, a designer and seller of integrated circuits for powerline communications for home networking, networked entertainment, commercial and broadband over powerline applications. From May 2003 to January 2006, Mr. McGee served as Chief Financial Officer and Vice President, Finance of Lexar Media, Inc., a developer, manufacturer and marketer of high-performance digital media. From May 2000 to May 2003, Mr. McGee was Chief Financial Officer of Equator Technologies, Inc., a fabless semiconductor company that designs, develops, and markets programmable system-on-a-chip processors for video applications. From August 1999 to May 2000, Mr. McGee was Vice President, Finance of SmartAge.com, an internet provider of business-to-business products and services. From November 1998 to August 1999, Mr. McGee was Vice President, Finance and Chief Financial Officer of Academic Systems Corporation, a provider of education software products. From January 1987 to November 1998, he served in a variety of finance positions at Raychem Corporation, a material science company. Mr. McGee holds a B.S. in business administration from California Polytechnic State University, San Luis Obispo and a Certificate in Management Accounting.

Mr. Michael E. Basham, Director of HydroGen, has over 30 years of experience in the energy and finance industries. Mr. Basham currently serves as executive vice president for finance and planning for Howard Energy & Co., Inc., a privately held energy company with a diversified portfolio of both domestic and international energy investments in the oil and gas exploration, natural gas marketing and storage, energy services, hydroelectric power generation, and drilling services industries. Prior to joining Howard Energy in 1999, Mr. Basham served as a principal in the consulting practice of Ernst &Young from 1996 to 1999. From 1994 to 1996, Mr. Basham served as an executive vice president with First Fidelity Bank. From 1991 to 1994, Mr. Basham was a managing director at Shearson Smith Barney, now owned by Citigroup, where he headed up the Privatization investment banking group and the International division. From 1989 to 1991, Mr. Basham served as Deputy Assistant Secretary and Acting Assistant Secretary of the United States Treasury. From 1987 to 1989, Mr. Basham worked as a senior professional at Wertheim Schroder, an investment bank. From 1982 to 1986, Mr. Basham founded and served as chief executive officer of Norden Capital, an investment management firm. From 1972 to 1982, Mr. Basham served in various roles, including vice president of the investment division and manager of fixed income, trading, and sales, for South Carolina National Bank. Mr. Basham attended the United States Air Force Academy, received a Bachelor of Science degree from the University of Southern Mississippi, and received an MBA from the University of South Carolina.

Mr. Philip J. Kranenburg, Director of HydroGen has served as Managing Director of Kranenburg Capital Management and as a Partner in Kranenburg Certified Public Accountants since 2002. In 2001, Mr. Kranenburg served as Vice President of Marketing at Virtual Purchase Card, Inc.; and from 1999 to 2000 served as Director of Marketing at Xcert International, a provider of electronic security solutions. Mr. Kranenburg also held management positions at Gemplus International, Framdrive Corp., and Shearson Lehman Hutton. He earned his CPA while with Price Waterhouse and is a graduate of Stanford University.

Mr. Scott Schecter was the interim Chief Financial Officer of HydroGen from June 2004 to April 2005, when he became the Chief Financial Officer on a full time basis. From 1994 to 2004, Mr. Schecter, a CPA, served as Vice President, Chief Financial Officer and Treasurer of Fuel-Tech N.V., a publicly-traded technology company in the air pollution control, fuel treatment and software businesses. He also served as Chief Financial Officer of Clean Diesel Technologies, Inc., a publicly-traded development stage company in the specialty chemical business from 1995 through 1999. In 1990, Mr. Schecter participated in a management buyout of American Vision Centers, Inc., a retail optical chain, and served as that company's Senior Vice President and Chief Financial Officer through January 1994. After graduating with his MBA from the Wharton School of the University of Pennsylvania, Mr. Schecter served as a corporate development officer for W. R. Grace & Co. from 1986 to 1990, focusing on acquisitions, strategic investments and divestitures. After receiving his B.S. in Accounting from the State University of New York at Albany, Mr. Schecter practiced for 6 years as a CPA, the last 4 of which were with Goldstein Golub Kessler & Co. Mr. Schecter was previously a member of the Board of Directors of Fuel Tech, Inc. (the operating subsidiary of Fuel-Tech N.V.) and American Vision Centers, Inc. Mr. Schecter currently serves as a Director and Chairman of the Audit Committee of DayStar Technologies, Inc. (NASDAQ SmallCap: DSTI), a manufacturer and developer of photovoltaic products.

Mr. Scott Wilshire has been HydroGen's Chief Operating Officer since March 2005. From November 2000 to March 2005, Mr. Wilshire was Director of Marketing Engagement of Plug Power Inc., a development stage company that designs, develops and manufactures on-site electric power generation systems using proton exchange membrane fuel cells for stationary applications. From March 1999 to November 2000, Mr. Wilshire was the Director of Large Stationary Systems/GE Interface of Plug Power Inc., responsible for a joint venture with General Electric Company working in the development of a residential fuel cell product and directing marketing and product development for Plug Power's first successful large-scale fuel cell system. From April 1986 to March 1999 Mr. Wilshire was employed at KAPL Inc, a Lockheed Martin Company, in various capacities, including Principal Field Engineer from 1986 to 1993, Lead Engineer, Materials and Maintenance from 1993 to 1995 relating to engineering, planning and execution of an inactivation of a nuclear reactor test facility, Manager of S9G Servicing Development from 1995 to 1997 responsible for design and development of major systems and equipment support for the installation and servicing of advanced submarine power plants, and Manager of Pressure Vessel Removal from 1997 to 1999 responsible for removal and disposal of three expended naval nuclear power plant reactor vessels. Mr. Wilshire was employed by GE Nuclear Energy as a nuclear field engineer from 1984 to 1986. He received a Bachelor of Science degree in Marine Engineering/Nuclear Engineering from the United States Merchant Marine Academy, a Master of Business Administration from Rensselaer Polytechnic Institute, and completed the U.S. Navy Nuclear Power Engineering School.

Independence of Directors

Our common stock is listed on the NASDAQ Capital Market. As a result, we follow the rules of NASDAQ in determining if a director is independent. The board of directors also consults with our counsel to ensure that its determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Consistent with these considerations, the board of directors affirmatively has determined that Messrs. Shapiro, Freeh, Basham, Kranenburg and McGee will be our independent directors for the upcoming year. The other remaining directors may not be deemed independent under the NASDAQ rules because they are currently employed by us or have other prior or existing relationships with us that may result in them being deemed not "independent." All members of our audit, compensation and nominating committees are independent.

Board and Committee Information

During the fiscal year ended December 31, 2006, our board of directors met nine times and acted by unanimous written consent one time. All the members of our board of directors attended our last annual meeting. Although we do not have any formal policy regarding director attendance at annual shareholder meetings, we attempt to schedule our annual meetings so that all of our directors can attend. In addition, we expect our directors to attend all board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. We have standing nominating, compensation and audit committees of the board of directors. Each of our current directors attended at least 75% of the aggregate number of meetings of the board and of each committee of which he was a member held in 2006.

Copies of the nominations and audit committee charters are available on the company web site, under the governance section, at www.hydrogenllc.com.

Nominating Committee Information

The Nominating Committee is comprised of Messrs. Freeh and Basham. The committee held no meetings during fiscal year 2006 having been appointed January 16, 2007. Members of the Nominating

Committee are appointed by the Board of Directors. The principal duty of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors and recommend the persons to be nominated by the Board of Directors for election as directors at the annual meeting of stockholders.

The Nominating Committee will consider nominees for the Board of Directors recommended by stockholders. Nominations by stockholders must be in writing, and must include the full name of the proposed nominee, a brief description of the proposed nominee's business experience for at least the previous five years, and a representation that the nominating stockholder is a beneficial or record owner of the Company's common stock. Any such submission must also be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as director if elected. Nominations must be delivered to the Nominating Committee at the following address:

Nominating and Corporate Governance Committee
HydroGen Corporation
10 East 40th Street, Suite 3405
New York, NY 10016

The Nominating Committee is required to review the qualifications and backgrounds of all directors and nominees (without regard to whether a nominee has been recommended by stockholders), and recommend a slate of directors to be nominated for election at the annual meeting of stockholders, or in the case of a vacancy on the Board of Directors, recommend a director to be elected by the Board of Directors to fill such vacancy.

The Nominating Committee nominated the sitting directors for re-nomination as directors to be elected at the annual stockholders meeting of 2007.

Audit Committee Information and Report

The Audit Committee of our Board of Directors is composed of three directors and was formed on December 11, 2006. The members of the Audit Committee are Michael E. Basham, Brian T. McGee and Philip J. Kranenburg. Mr. Basham is the Chairman of the Committee. Except pursuant to limited exceptions, our audit committee is required to be comprised of at least three "independent directors" who are also "financially literate" as defined in the NASDAQ standards. These listing standards define an "independent director" generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director's exercise of independent judgment. The listing standards define "financially literate" as being able to read and understand fundamental financial statements (including a company's balance sheet, income statement and cash flow statement). Our board of directors has determined that each member of the audit committee is an independent director and is financially literate as required by the applicable rules of NASDAQ and the Securities and Exchange Commission. Our Board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" under federal securities laws, by virtue of his relevant experience, and is independent.

The Audit Committee is appointed by our board of directors to assist the board in monitoring: (i) the integrity of our annual, quarterly and other financial statements; (ii) our independent auditor's qualifications and independence; (iii) the performance of our independent auditor; and (iv) our compliance with legal and regulatory requirements. The Audit Committee is also responsible for reviewing and approving all related-party transactions.

Meetings and Attendance

The Audit Committee was established on December 11, 2006 and held no meetings during the year ended December 31, 2006. During the fiscal year ended December 31, 2006, the Board of Directors took actions that normally would be taken by the Audit Committee.

Audit Fees

Through September 30, 2005, Goldstein Golub Kessler LLP (the Firm) had a continuing relationship with American Express Tax and Business Services Inc. (TBS), from which it leased auditing staff who were full time, permanent employees of TBS and through which its partners provide non-audit services. Subsequent to September 30, 2005, this relationship ceased and the firm established a similar relationship with RSM McGladrey, Inc. (RSM). The Firm has no full time employees and therefore, none of the audit services performed were provided by permanent full-time employees of the Firm. The Firm manages and supervises the audit and audit staff, and is exclusively responsible for the opinion rendered in connection with its examination.

The following table shows the fees paid or accrued for the audit and other services provided by Goldstein Golub Kessler LLP for the years ended December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Audit Fees	$ 92,387	$ 71,616
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	$ 92,387	$ 71,616

Audit services of Goldstein Golub Kessler LLP for the years 2006 and 2005 consisted of the audit of the year end financial statements and the review of the quarterly financial statements of HydroGen and registration statements and other SEC filings.

Audit Committee Pre-Approval Policies and Procedures

In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before we engage Goldstein Golub Kessler LLP to render audit or non-audit services, the engagement for fiscal year 2007 was approved by our Audit Committee. Our Audit Committee will approve all of the types of fees for work normally undertaken by our auditors.

Review of Audited Financial Statements

Pursuant to the Audit Committee's written charter, which was adopted by the Board of Directors on September 13, 2006, its responsibilities include, among other things:

- reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-KSB;

- discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

- discussing with management and the independent auditor the effect on our financial statements of (i) regulatory and accounting initiatives and (ii) off-balance sheet structures;

- discussing with management major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;

- reviewing disclosures made to the audit committee by our chief executive officer and chief financial officer during their certification process for our Form 10-KSB and Form 10-QSB about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in our internal controls;

- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

- reviewing and approving all related-party transactions;

- inquiring and discussing with management our compliance with applicable laws and regulations;

- pre-approving all auditing services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

- appointing or replacing the independent auditor;

- determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

During 2006, members of the Board of Directors fulfilled the functions of an audit committee and since December 2006 the Audit Committee acted in its own right. Each, in the relevant time frame met and held discussions with management and Goldstein Golub Kessler LLP. Management represented to the board and Audit Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the board and Audit Committee reviewed and discussed the consolidated financial statements with management and the independent auditors. The board and Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). Our independent auditors also provided the board and Audit Committee with the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the board and Audit Committee discussed with the independent auditors and management the auditors' independence, including with regard to fees for services rendered during the fiscal year and for all other professional services rendered by our independent auditors. Based upon the Audit Committee's discussion with management and the independent auditors in 2007 and its review of the representations of management and the report of the independent auditors to the Audit Committee, it recommended that the audited consolidated financial statements be included and presented in our annual report on Form 10-KSB for the fiscal year ended December 31, 2006.

The Members of the Audit Committee

Michael Basham
Philip J. Kranenburg
Brian T. McGee

Compensation Discussion and Analysis

Our Compensation Committee was established on December 8, 2005 and is currently comprised of Howard Shapiro and John Freeh, each of whom is an independent director. During the fiscal year ended December 31, 2006, the compensation committee met four times. The responsibilities of the committee include:

- establishing the general compensation policy for our executive officers, including our chief executive officer;

- administering our stock performance plans; and

- in administering each of these plans, determining who participates in the plans, establishing performance goals, if any, and determining specific grants and bonuses to the participants.

Our compensation policies are generally designed to provide competitive levels of compensation that integrate pay with our annual performance and reward above average corporate performance, recognize individual initiative and achievements, and assist us in attracting and retaining qualified executives. In addition to the guidance provided by our Compensation Committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive officers. This could include subscriptions to executive compensation surveys and other databases.

The Compensation Committee will make all final determinations with respect to executive officers' compensation, based on an appraisal of our financial status. Our chief executive officer may make recommendations to the Compensation Committee relating to the compensation of executive officers, but the Compensation Committee has full autonomy in determining executive compensation.

Our Compensation Committee is charged with performing an annual review of our executive officers' cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies. The review is subject to the terms of outstanding written employment agreements, which in some cases provide for periodic review, periodic increases and bonuses.

Section 162(m) of the Internal Revenue Code generally disallows a public company's tax deduction for compensation paid to the chief executive officer and the four other most highly compensated officers in excess of $1 million in any taxable year. The effect of Section 162(m) is substantially mitigated by our net operating losses, although the amount of any deduction disallowed under Section 162(m) could increase our alternative minimum tax by up to 2% of such disallowed amount. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are satisfied. In determining executive compensation, our Compensation Committee considers, among other factors, the possible tax consequences. Tax consequences, including tax deductibility, are subject to many factors (such as changes in the tax laws) that are beyond our control. In addition, the Compensation Committee believes that it is important for it to retain maximum flexibility in designing compensation programs that meet its stated objectives. For these reasons, the committee , while considering tax deductibility as one of the factors in determining compensation, does not limit compensation to those levels or types of compensation that will be deductible by us.

Our agreements with our executive officers have generally included compensation in the form of (i) a base salary, which was not anticipated to be the sole component of our executives total annual cash compensation, (ii) bonus evaluation, and (iii) a grant of equity awards under out Performance Equity

Plans. Although our Compensation Committee reviews total compensation, the various elements of compensation are not necessarily inter-related. A full description of the agreements we have with our executive officers is set forth elsewhere in this proxy statement.

Compensation Committee Report

The compensation committee has reviewed and discussed with management the information contained in the Compensation Discussion and Analysis section of this proxy statement and, based upon the review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Members of the Compensation Committee

Howard Shapiro
John Freeh

Notwithstanding anything to the contrary set forth in our previous filings under the Securities Act or the Exchange Act that might incorporate future filings made by us under those statutes, the sections set forth above under the captions entitled "Review of Audited Financial Statements" and "Compensation Committee Report" will not be incorporated by reference in any of those prior filings or any future filings by us.

Director Compensation

Each of the non-employee directors of HydroGen are paid an annual fee of $10,000 and paid $1,000 per face-to-face meeting or $500 per telephonic meeting attended. Non-employee directors are also paid $500 for each committee meeting attended, either in person or telephonically. Non-employee directors are also granted options to purchase 7,500 shares of common stock on their initial appointment or election to the Board of Directors and each year thereafter they will be granted options to purchase 4,000 shares of common stock so long as they continue as directors of HydroGen. Any options will vest immediately on grant and be exercisable for a period of up to five years. Alternatively, HydroGen may issue restricted securities or deferred securities under the stock option plan with a restricted period or deferred period to be determined.

The following Director Compensation Table summarizes the compensation of our non-employee directors for services rendered by HydroGen during the year ended December 31, 2006.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Option Awards[1]	Total
John Freeh	$ 17,000	$ 37,165	$ 54,165
Brian Bailys	17,000	37,165	54,165
Howard Yana-Shapiro	14,000	37,165	54,165
Michael Basham	-	-	-
Philip J. Kranenburg	-	-	-
Brian McGee	-	-	-

Executive Compensation

The table below sets forth for the calendar year ending December 31, 2006, the compensation of HydroGen's Chief Executive Officer and the three other most highly compensated executive officers of HydroGen during the calendar year 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Leo Blomen,[1] Chairman and Chief Executive Officer	2006[2]	-	-	125,015	-	-	-	125,015
Joshua Tosteson, President	2006[2]	215,295	89,696	107,967	-	-	13,951	426,909
Scott M. Schecter, Chief Financial Officer	2006[2]	243,000	55,450	54,552	-	-	27,642	380,644
Scott Wilshire, Chief Operating Officer	2006[2]	173,019	47,160	119,956	-	-	23,060	363,195

(1) HydroGen has a relationship with Blomenco B.V., a Dutch management services company organized under Dutch law and making available, among other things, the management services of Dr. Leo Blomen, along with the necessary support staff, office and infrastructure. Dr. Blomen spends a minimum of 80% of his time on HydroGen business activities.

(2) From January 2006 to April 2006, Blomenco B.V. charged a management fee of €185,000 per annum, but was paid in US dollars at a conversion rate equal to 50% of the difference between the dollar and the euro. From April 2006 to October 2006, Blomenco B.V. charged a management fee of €225,000 per annum, but was paid in US dollars at a conversion rate equal to 50% of the difference between the dollar and the euro. From November 2006 – December 2006, Blomenco B.V. charged a management fee of €252,000 per annum and was paid in US dollars at the market conversion rate between the dollar and the euro. In 2006, Blomenco B.V earned fees totaling $349,188, which includes a bonus earned of $115,239.

The following table sets forth information concerning the other compensation granted to the named executive officers for the year ending December 31, 2006.

Name	Year	Medical Premiums	401K Employer Match
Leo Blomen	2006	-	-
Joshua Tosteson	2006	6,451	7,500
Scott M. Schecter	2006	18,842	8,800
Scott Wilshire	2006	16,223	6,837

The following table sets forth information concerning the outstanding equity awards granted to the named executive officers at December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END OPTION AWARDS

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Leo Blomen	18,333	36,667	36,667	4.50	12/11/2011
Joshua Tosteson	15,833	31,667	31,667	4.50	12/11/2011
Scott M. Schecter	66,567	47,548	47,548	4.34	04/01/2014
	8,000	16,000	16,000	4.50	12/11/2011
Scott Wilshire	52,414	33,354	33,354	4.34	03/01/2014
	-	28,347	28,347	5.15	06/15/2010
	6,667	13,333	13,333	4.50	12/11/2011

Employment Agreements

Each officer serves at the discretion of our board of directors. We have entered into employment agreements with Joshua Tosteson, President and Director, Scott Schecter, Chief Financial Officer, and Scott Wilshire, Chief Operating Officer. Under each such employment agreement, the executive is entitled to participate in an annual bonus program, which program must be adopted by the Board on an annual basis. Each executive's receipt of bonus compensation is within the sole discretion of the Compensation Committee of the board of directors, which consists entirely of non-employee Directors. The Compensation Committee has the right to alter, amend or eliminate all or any part of any bonus or incentive plans at any time, without compensation. Each executive is also entitled to participate in all of our employee benefit plans. As part of each agreement, each executive has signed a general employment agreement, which inter alia contain nondisclosure, development and nonsolicitation provisions, in which he has agreed, among other things, to protect HydroGen's confidential information, not to solicit Company employees, and not to breach any agreements with third parties.

Dr. Leo Blomen is the Chairman and Chief Executive Officer of HydroGen, and his services are made available through a Dutch management consulting firm that charges HydroGen a biweekly management fee for his services. The basic terms of an agreement between the management firm and HydroGen have been negotiated, and formalization of an agreement should be finalized in early 2007. Blomenco's current fee arrangement totals approximately €252,000 per annum for 80% of Dr. Blomen's time. Blomenco will also be reimbursed for benefits that it provides Dr. Blomen, so long as such benefits are similar to those provided to HydroGen's executive officers. Through Blomenco, Dr. Blomen can also earn bonuses from HydroGen, and HydroGen has agreed to provide Blomenco with its usual management fee, bonus payment and benefits for one year following termination without cause.

Joshua Tosteson, Director and the President of HydroGen, and HydroGen have entered into an employment agreement for a period of three years commencing April 1, 2005, renewable on an automatic basis annually thereafter. The agreement may be terminated for cause at any time by HydroGen. If the agreement is terminated without cause, HydroGen will owe Mr. Tosteson one year of severance pay. Mr. Tosteson earns an annual salary of $238,500, and is entitled to various bonuses upon HydroGen reaching various milestones, at the discretion of the Compensation Committee. Mr. Tosteson will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

Scott Schecter and HydroGen have entered into an employment agreement with Mr. Schecter as the

Chief Financial Officer of HydroGen for a period of three years. The agreement may be terminated at any time for cause, however if Mr. Schecter is terminated without cause, he is entitled to one year severance pay from HydroGen, plus the acceleration of certain rights to options that would have been otherwise earned. In addition, Mr. Schecter earns an annual salary of $260,000 and is entitled to bonuses based upon his performance and the performance of HydroGen, as determined by the Compensation Committee. Mr. Schecter has been granted an option commencing April 2005 to acquire 114,115 shares of HydroGen common stock, exercisable until April 2015 at approximately $4.34 per share. These options vest ratably each month until April 2008. He also will be eligible to receive awards of additional options to acquire future awards of common stock of HydroGen. Mr. Schecter will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

Scott Wilshire, the Chief Operating Officer of HydroGen, entered into an employment agreement with HydroGen in March of 2005 for a period of three years. Mr. Wilshire earns an annual salary of $201,600, and is entitled to bonuses based upon his performance and the performance of HydroGen, as determined by the Compensation Committee. Mr. Wilshire can be terminated at any time for cause. If Mr. Wilshire is terminated without cause, he is entitled to receive one year severance pay. Mr. Wilshire has been granted an option to acquire 85,768 shares of HydroGen common stock at an exercise price of approximately $4.34 per share, exercisable until January 31, 2015 once vested. These options vest ratably each month until March 2008. He also will be eligible to receive awards of additional options to acquire future awards of common stock of HydroGen. Mr. Wilshire will be eligible to participate in the standard benefits offered to all employees of HydroGen, including coverage under the company medical and disability plans.

2005 Performance Equity Plan

The 2005 Performance Equity Plan was adopted on July 6, 2005 by the board of directors and approved by the shareholders on August 16, 2005. The plan provides for the issuance of up to 1,100,000 shares of common stock under various awards, including incentive and non-incentive options, stock appreciation rights, restricted stock, deferred stock and other stock based grants. The plan is administered by the Board of Directors. The Board of Directors, at the time of an award, will determine the type of award, the exercise price, vesting schedule, and expiration date, as well as any other terms of the award. The minimum price of an award cannot be less than the market price on the date of the award. Incentive options may be granted only to employees, otherwise awards may be granted to officers, directors, employees and consultants who are individuals. The plan provides for acceleration of vesting of outstanding awards in the event of a non-approved acquisition of more than 35% of the combined voting power of HydroGen. The vesting may also be accelerated in the event of certain approved transactions. Currently, there are 766,157 shares subject to stock option awards under the plan at an weighted average exercise price of $4.28 and there are 333,843 shares available for future grants of awards.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

1) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2) Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to the Securities and Exchange Commission and in other public communications made by HydroGen;

3) Compliance with applicable government laws, rules and regulations;

4) The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

5) Accountability for adherence to the code.

The board of directors adopted a code of ethics that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the company files or submits to the SEC and others. A copy of the code of ethics was filed as an exhibit to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (Exhibit 14.1), and is available on the company web site at www.hydrogenllc.net.

Shareholder-Director Communication

The board of directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the boards' attention by virtue of the co-extensive employment by two of the members of the board of directors as management persons.

Indemnification

The laws of Nevada permit the indemnification of directors, employees, officers and agents of Nevada corporations. Our bylaws provide that we shall indemnify to the fullest extent permitted by Nevada law any person whom we are able to indemnify under that law.

The provisions of Nevada law that authorize indemnification limit their application only to circumstances where the indemnified person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

To the extent that we indemnify our management for liabilities arising under securities laws, we have been informed by the SEC that this indemnification is against public policy and is therefore unenforceable.

Certain Transactions

HydroGen has a relationship with Blomenco B.V., a Dutch management services company organized under Dutch law and making available, among other things, the management services of Dr. Leo Blomen, along with the necessary support staff, office and infrastructure. Dr. Blomen spends a minimum of 80% of his time on HydroGen business activities.

From January 2006 to April 2006, Blomenco B.V. charged a management fee of €185,000 per annum, but was paid in US dollars at a conversion rate equal to 50% of the difference between the dollar and the euro. From April 2006 to October 2006, Blomenco B.V. charged a management fee of €225,000 per annum, but was paid in US dollars at a conversion rate equal to 50% of the difference between the dollar and the euro. From November 2006 to December 2006, Blomenco B.V. charged a management fee of €252,000 per annum and was paid in US dollars at the market conversion rate between the dollar and the euro. In 2006, Blomenco B.V earned fees totaling $349,188, which includes a bonus earned of $115,239.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires HydroGen's officers and directors, and persons who own more than ten percent of a registered class of HydroGen's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and greater than ten percent beneficial owners are required by Commission regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company's review of the copies of such forms it received and written representations from reporting persons required to file reports under Section 16(a), to HydroGen's knowledge all of the Section 16(a) filing requirements applicable to such persons with respect to fiscal 2006 were complied with, except that on December 11, 2006, the Company granted stock options to Messrs. Freeh, Bailys, Tosteson, Schecter, Wilshire and Dr.'s Blomen and Yana-Shapiro, and the applicable Form 4's weren't filed until January 2007. The individual officers and directors who were obligated to file Form 4 were inadvertently late in such filing.

PROPOSAL 1: ELECTION OF DIRECTORS

Our by-laws currently provide for eight directors, each of whom will serve a term of one year or until their successor is elected and qualified or their earlier resignation or removal. At this annual meeting you are being requested to eight persons to serve a term expiring at the next annual meeting.

Unless authority is withheld, the proxies solicited by our board of directors will be voted "FOR" the election of Dr. Leo Blomen, Mr. Joshua Tosteson, Dr. Howard Shapiro, Mr. Brian Bailys, Mr. John Freeh, Mr. Michael Basham, Mr. Philip J. Kranenburg and Mr. Brian T. McGee. Each of the foregoing persons was nominated by the board of directors. Our management has no reason to believe that the aforementioned persons will not be a candidate or will be unable to serve. However, if any of the persons should become unable or unwilling to serve as a directors, your proxies will be voted for the election of another person as shall be designated by the board of directors.

PROPOSAL 2: 2007 PERFORMANCE EQUITY PLAN

Background

The Board of Directors approved by unanimous written consent the "2007 Performance Equity Plan" on April 13, 2007, subject to stockholder approval. The plan reserves 1,300,000 shares of common stock for issuance in accordance with the plan's terms. The purpose of the equity award plan is to enable the company to offer its employees, officers, directors and consultants whose past, present and/or potential contributions to the company have been, are or will be important to the success of the company, an opportunity to acquire a proprietary interest in the company. The various types of awards that may be provided under the stock option plan will enable the company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

No allocations of shares under the 2007 Plan have been made in respect of the executive officers or any other group. Currently, approximately four executive officers and all the other employees of the company are eligible to participate in plan awards at this time. All awards will be subject to the recommendations of management and the approval by the board of directors or the stock option committee or other administering committee.

A summary of the principal features of the equity award plan is provided below.

Administration

The plan is administered either by the board of directors or by a committee of the board of directors. Under the plan, the board of directors or committee has full authority, subject to the provisions of the plan, to award any of the following, either alone or in tandem with each other:

- stock options;
- stock appreciation rights;
- restricted stock;
- deferred stock;
- stock reload options; and
- other stock-based awards.

The board of directors or committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of award to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards. The interpretation and construction by the board of directors or committee of any provisions of, or of any questions arising under, the plan or any rule or regulation established by the board of directors or committee pursuant to the plan is final and binding on all persons interested in the plan.

Stock subject to the plan

The plan authorizes a total of 1,300,000 shares of common stock to be granted as awards under the plan. In order to prevent the dilution or enlargement of the rights of holders under the plan, the board of directors or committee may determine whether or not to adjust the terms of the awards or the number of shares reserved for issuance under the plan in the event of any stock split, reverse stock split, stock dividend payable on our shares of common stock, combination or exchange of shares, or other extraordinary event occurring after the grant of an award. Shares of our common stock that are awarded under the plan may be either treasury shares or authorized but unissued shares. If any award granted under the plan is forfeited or terminated, the shares of common stock reserved for issuance pursuant to the award will be made available for future award grants under the plan. As required by United States tax law, options may not be granted in excess of 1,300,000 shares of common stock to any one person in any one calendar year.

Eligibility

Subject to the provisions of the plan, awards may be granted to key employees, officers, directors and consultants to us or our subsidiaries. Notwithstanding the foregoing, an award may be granted to an individual in connection with his or her hiring or retention, or at any time on or after the date he or she reaches an agreement with us, either oral or in writing, with respect to his or her hiring, even though it may be prior to the date he or she first performs services for us or our subsidiaries. However, no portion of any award of this nature can vest prior to the date that the individual first performs the services he or she was hired or retained to perform.

Types of awards

Options. Under the plan, our board of directors or committee may award to participants either "incentive stock options" or unqualified stock options.

Incentive stock options may only be awarded to employees of us or our subsidiaries. To the extent that any stock option intended to qualify as an incentive stock option does not so qualify it will constitute a non-incentive stock option. An incentive stock option may be granted only within the ten-year period commencing from the effective date of the plan and may only be exercised within ten years from the date of grant, or five years from the date of grant in the case of a participant who at the time the stock option is granted owns more than 10% of the total combined voting power of all of our classes of voting securities. The exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of the shares on the last trading day prior to the date the stock option is granted. The number of shares covered by incentive stock options which may be exercised by participants in any year cannot have an aggregate fair market value in excess of $100,000, measured at the date of grant.

A participant has no rights as a stockholder with respect to the shares of our common stock underlying a stock option granted under the plan until shares are actually issued upon exercise of the stock option.

The board of directors or committee may establish provisions for the termination of a stock option grant upon the cessation of employment, including retirement, disability and death and provisions for continued exercise of vested options.

Stock appreciation rights. Under the plan, the board of directors or committee may grant stock appreciation rights to participants who have received stock options. A stock appreciation right entitles the holder to surrender to us all or a portion of a stock option in exchange for a number of shares of our common stock determined by multiplying the excess of the fair market value per share of our common stock on the exercise date over the exercise price per share by the number of shares subject to the stock option and then dividing it by the fair market value of the common stock on the date the stock appreciation right is exercised. A stock appreciation right will terminate upon termination or exercise of the related stock option.

Restricted stock. The board of directors or committee may award shares of our common stock which are subject to restrictions as the board of directors or committee may determine in addition to, or in lieu of, other awards granted to participants under the plan. A participant will have the right to vote the restricted stock granted to him and to receive dividend payments distributed on the shares in the form of cash or cash equivalents. However, during the time that restricted stock is subject to forfeiture and until the restricted stock is fully vested, we will retain custody of the stock certificate representing the restricted shares and will retain custody of all distributions, other than payment of dividends in cash or in cash equivalents, made or declared with respect to the restricted stock.

Deferred stock. The board of directors or committee may award shares of our common stock to be received at the end of a specified deferral period and upon satisfaction of any other applicable restrictions, terms and conditions provided for in the grant of the award. A participant will not have any rights as a stockholder by virtue of the award of deferred stock until the expiration of the applicable deferral period and the issuance by of a stock certificate evidencing the award of the deferred stock.

Stock reload options. The board of directors or committee may grant to a participant, concurrently with the grant of an incentive stock option, and at or after the time of grant in the case of a non-incentive stock option, an option covering a number of shares up to the amount of shares of common stock held by the participant for at least six months and used to pay all or part of the exercise price of an option, and any shares withheld by us as payment for withholding taxes.

Other stock-based awards. The board of directors or committee may award other stock-based awards, subject to limitations under applicable law, in addition to, or in lieu of, other awards granted to participants under the plan. These other stock-based awards may be payable in, valued in, or otherwise based on, or related to, our shares of common stock. These other stock-based awards may be in the form of the right to purchase shares of our common stock which are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of our common stock, as well as awards valued by reference to the value of securities of, or the performance of, one of our subsidiaries.

Accelerated Vesting and Exercisability

Unless otherwise provided in the grant of an award, if any "person," as is defined in Sections 13(d) and 14(d) of the Securities and Exchange Act of 1934, as amended ("Exchange Act"), is or becomes the "beneficial owner," as referred in Rule 13d-3 under the Exchange Act, directly or indirectly, of our securities representing 35% or more of the combined voting power of our then outstanding voting securities in one or more transactions, and our board of directors does not authorize or approve the acquisition, then the vesting periods with respect to options and awards granted and outstanding under the plan will be accelerated and will immediately vest, and each participant of an option and award will have the immediate right to purchase and receive all shares of our common stock subject to the option and award in accordance with the terms set forth in the plan and in the corresponding award agreements.

Unless otherwise provided in the grant of an award, the board of directors or committee may, in the event of an acquisition of substantially all of our assets or at least 50% of the combined voting power of our then outstanding securities in one or more transactions, including by way of merger or reorganization, which has been approved by our board of directors, accelerate the vesting of any and all stock options and other awards granted and outstanding under the plan.

Repurchases

Unless otherwise provided in the grant of an award, the board of directors or committee may, in the event of an acquisition of substantially all of our assets or at least 50% of the combined voting power of our then outstanding securities in one or more transactions, including by way of merger or reorganization, which has been approved by our board of directors, require a holder of any award granted under the plan to relinquish the award to us upon payment by us to the holder of cash in an amount equal to the fair market value of the award or $0.01 per share for awards that are out-of-the money.

Forfeitures

Unless otherwise provided in the grant of an award, if a participant's employment with us or a subsidiary of ours is terminated for any reason and within 12 months of the termination, the person either:

- accepts employment with any competitor of, or otherwise engages in competition with, our business;
- solicits any of our or our subsidiaries' customers or employees to do business with or render services to the person or any business with which the person becomes affiliated or to which the person renders services; or
- discloses to anyone outside our company or uses any of our or our subsidiaries' confidential information or material in violation of our policies or any agreement between the person and us or any of our subsidiaries,

the board of directors or committee may require the participant to return to us the economic value of any award which was obtained by the participant during the period beginning six months prior to the date the participant's employment with us was terminated. Unless otherwise provided in the grant of an award, if a participant is terminated for cause, the board of directors or committee may require that the participant return to us the economic value of any award which was obtained by the participant during the six month period.

Withholding taxes

We may withhold, or require participants to remit to us, an amount sufficient to satisfy any federal, state or local withholding tax requirements associated with awards under the plan.

Awards of stock appreciation rights, deferred shares, performance shares and performance units under the plan may, in some cases, result in the deferral of compensation that is subject to the requirements of Code Section 409A. To date, the U.S. Treasury Department and Internal Revenue Service have issued only preliminary guidance regarding the impact of Code Section 409A on the taxation of these types of awards. Generally, to the extent that deferrals of these awards fail to meet certain requirements under Code Section 409A, such awards will be subject to immediate taxation and tax penalties in the year they vest unless the requirements of Code Section 409A are satisfied. It is the intent of the Company that awards under the 2007 Plan will be structured and administered in a manner that complies with the requirements of Code Section 409A.

Agreements; Transferability

Awards granted under the plan will be evidenced by agreements consistent with the plan in a form as prescribed by the board of directors or committee. Neither the plan nor agreements confer any right to continued employment upon any holder. Further, except as provided in the plan or an agreement or provided by law, awards cannot be transferred.

Term and amendments

The plan will terminate when there are no awards outstanding and when no further awards may be granted, provided that incentive options may only be granted until April 16, 2017. The board of directors has the right to amend, suspend or discontinue any provision of the plan, provided that the action may not adversely affect awards previously granted between a participant and us without the participant's consent.

Federal income tax consequences

The following discussion of the federal income tax consequences of participation in the plan is only a summary of the general rules applicable to the grant and exercise of stock options and other awards and does not give specific details or cover, among other things, state, local and foreign tax treatment of participation in the plan. The information contained in this section is based on present law and regulations, which are subject to being changed prospectively or retroactively.

Incentive stock options

Participants will recognize no taxable income upon the grant or exercise of an incentive stock option. The participant will realize no taxable income when the incentive stock option is exercised if the participant has been an employee of our company or our subsidiaries at all times from the date of the grant until three months before the date of exercise, one year if the participant is disabled. The excess, if any, of the fair market value of the shares on the date of exercise of an incentive stock option over the exercise price will be treated as an item of adjustment for a participant's taxable year in which the exercise occurs and may result in an alternative minimum tax liability for the participant. We will not qualify for any deduction in connection with the grant or exercise of incentive stock options. Upon a disposition of the shares after the later of two years from the date of grant or one year after the transfer of the shares to a participant, the participant will recognize the difference, if any, between the amount realized and the exercise price as long-term capital gain or long-term capital loss, as the case may be, if the shares are capital assets.

If common stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of the holding periods described above:

- the participant will recognize ordinary compensation income in the taxable year of disposition in an amount equal to the excess, if any, of the lesser of the fair market value of the shares on the date of exercise or the amount realized on the disposition of the shares, over the exercise price paid for the shares; and

- we will qualify for a deduction equal to any amount recognized, subject to the limitation that the compensation be reasonable.

Non-Incentive stock options

With respect to non-incentive stock options:

- upon grant of the stock option, the participant will recognize no income provided that the exercise price was not less than the fair market value of our common stock on the date of grant;

- upon exercise of the stock option, if the shares of common stock are not subject to a substantial risk of forfeiture, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price, and we will qualify for a deduction in the same amount, subject to the requirement that the compensation be reasonable; and

- we will be required to comply with applicable federal income tax withholding requirements with respect to the amount of ordinary compensation income recognized by the participant.

On a disposition of the shares, the participant will recognize gain or loss equal to the difference between the amount realized and the sum of the exercise price and the ordinary compensation income recognized. The gain or loss will be treated as capital gain or loss if the shares are capital assets and as short-term or long-term capital gain or loss, depending upon the length of time that the participant held the shares.

Stock appreciation rights

Upon the grant of a stock appreciation right, the participant recognizes no taxable income and we receive no deduction. The participant recognizes ordinary income and we receive a deduction at the time of exercise equal to the cash and fair market value of common stock payable upon the exercise.

Restricted stock

A participant who receives restricted stock will recognize no income on the grant of the restricted stock and we will not qualify for any deduction. At the time the restricted stock is no longer subject to a substantial risk of forfeiture, a participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the restricted stock at the time the restriction lapses over the consideration paid for the restricted stock. A participant's shares are treated as being subject to a substantial risk of forfeiture so long as his or her sale of the shares at a profit could subject him or her to a suit under Section 16(b) of the Exchange Act. The holding period to determine whether the participant has long-term or short-term capital gain or loss begins when the restriction period expires, and the tax basis for the shares will generally be the fair market value of the shares on this date.

A participant may elect under Section 83(b) of the Code, within 30 days of the transfer of the restricted stock, to recognize ordinary compensation income on the date of transfer in an amount equal to the excess, if any, of the fair market value on the date of transfer of the shares of restricted stock, as determined without regard to the restrictions, over the consideration paid for the restricted stock. If a participant makes an election and thereafter forfeits the shares, no ordinary loss deduction will be allowed. The forfeiture will be treated as a sale or exchange upon which there is realized loss equal to the excess, if any, of the consideration paid for the shares over the amount realized on such forfeiture. The loss will be a capital loss if the shares are capital assets. If a participant makes an election under Section 83(b), the holding period will commence on the day after the date of transfer and the tax basis will equal the fair market value of shares, as determined without regard to the restrictions, on the date of transfer.

On a disposition of the shares, a participant will recognize gain or loss equal to the difference between the amount realized and the tax basis for the shares.

We generally will qualify for a deduction, subject to the reasonableness of compensation limitation, equal to the amount that is taxable as ordinary income to the participant, in its taxable year in which the income is included in the participant's gross income.

Deferred stock

A participant who receives an award of deferred stock will recognize no income on the grant of the award. However, he or she will recognize ordinary compensation income on the transfer of the deferred stock, or the later lapse of a substantial risk of forfeiture to which the deferred stock is subject, if the participant does not make a Section 83(b) election, in accordance with the same rules as discussed above under the caption "Restricted stock."

Other stock-based awards

The federal income tax treatment of other stock-based awards will depend on the nature and restrictions applicable to the award.

A majority of those shares present and entitled to vote at the meeting are required to approve the 2007 Performance Equity Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE 2007 PERFORMANCE EQUITY PLAN.

INDEPENDENT ACCOUNTANTS

Goldstein Golub Kessler LLP was our independent accountants for the fiscal year ending December 31, 2006, and have been retained for 2007. A representative of Goldstein Golub Kessler LLP will be available at the meeting or by telephone conference to answer questions by the shareholders.

SOLICITATION OF PROXIES

HydroGen is soliciting the proxies of shareholders pursuant to this proxy statement. We will bear the cost of this proxy solicitation. In addition to solicitations of proxies by use of the mail, some of our officers or employees, without additional remuneration, may solicit proxies personally or by telephone. We may also request brokers, dealers, banks and their nominees to solicit proxies from their clients where appropriate, and may reimburse them for reasonable expenses related thereto.

INCORPORATION BY REFERENCE

This proxy statement incorporates by reference certain information included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, including our audited financial statements and supplementary data, management's discussion and analysis of financial condition and results of operations and our quantitative and qualitative disclosures about market risk.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Proposals of shareholders intended to be presented at the annual meeting to be held in 2007 must be received at our offices within a reasonable time prior to our printing and mailing the proxy statement for that meeting. To assure consideration and inclusion of proposals, they must be received at our offices by January 15, 2008. Each proposal should include the exact language of the proposal, a brief description of the matter and the reasons for the proposal, the name and address of the shareholder making the proposal and the disclosure of that shareholder's number of shares of common stock owned, length of ownership of the shares, representation that the shareholder will continue to own the shares through the shareholder meeting, intention to appear in person or by proxy at the shareholder meeting and material interest, if any, in the matter being proposed.

Our by-laws contain provisions in it intended to promote the efficient functioning of our shareholder meetings. Under the by-laws, shareholders must provide us with at least 30 days and no more than 60 days notice of persons the shareholder intends to nominate for election as directors at the meeting. Shareholder nominations for persons to be elected as directors must include the name and address of the shareholder making the nomination, a representation that the shareholder owns shares of common stock entitled to vote at the shareholder meeting and the number held by both the shareholder and nominee, a description of all arrangements between the shareholder and each nominee and any other persons relating to the nomination, the information about the nominees required by the Exchange Act of 1934 and a consent to nomination of the person nominated.

Shareholder proposals or nominations should be addressed to Secretary, 2 Juniper Street, Versailles, Pennsylvania 15132.

DISCRETIONARY VOTING OF PROXIES ON OTHER MATTERS

We do not now intend to bring before the annual meeting any matters other than those specified in the Notice of the Annual Meeting, and we do not know of any business which persons other than the board of directors intend to present at the annual meeting. Should any business requiring a vote of the shareholders, which is not specified in the notice, properly come before the annual meeting, the persons named in the accompanying proxy intend to vote the shares represented by them in accordance with their best judgment.

Shareholders are advised that our management will be permitted to exercise discretionary voting authority under proxies that it solicits and obtains for the 2008 annual meeting of shareholders with respect to any proposal presented by a shareholder for consideration at the annual meeting received by the company at its principal office after March 31, 2008.

By Order of the Board of Directors

Scott Schecter
Secretary

Versailles, Pennsylvania
May 15, 2007

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Corporate Information

Corporate Headquarters
1819 East 101st Street
Cleveland, Ohio 44106, USA
tel. +1-216-368-4774
fax. +1-216-368-1622

Manufacturing Facility
2 Juniper Street
Versailles, Pennsylvania 15132, USA
tel. +1-412-405-1000
fax. +1-412-405-1005

Management Office
10 East 40th Street, Room 3405
New York, New York 10016, USA
tel. +1-212-672-0380
fax. +1-212-672-0393

Web Address
www.HydroGenLLC.net

Stock Transfer Agent
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401, USA
tel. +1-303-262-0600

Independent Registered Public Accounting Firm
Goldstein Golub Kessler LLP
New York, New York

Annual Meeting
Our 2006 Annual Meeting of Stockholders will be held at 10:00 a.m. Eastern Standard Time on June 22, 2007, at the Company's offices located at 2 Juniper Street, Versailles, Pennsylvania 15132, USA.

Annual Report on Form 10-KSB
A copy of our annual report on Form 10-KSB for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Scott Schecter at our Manufacturing Facility. In addition, we make available free of charge through our website at www.hydrogenllc.net annual reports on Form 10-KSB, quarterly reports on 10-QSB, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC and may be found under SEC filings in the "Investors" section of the website. You can download all of the current financial filings for HydroGen Corporation by visiting the SEC Filings section of this web site.

Stock Market Information
HydroGen Corporation is traded on the Nasdaq Capital Market under the symbol "HYDG."

Executive Team

Dr. Leo Blomen
Chairman and Chief Executive Officer

Joshua Tosteson
President and Director

Scott Schecter
Chief Financial Officer

Scott Wilshire
Chief Operating Officer

Gregory Morris
Senior Vice President

Board of Directors

Dr. Leo Blomen
Chairman and Chief Executive Officer
HydroGen Corporation

Joshua Tosteson
President and Director
HydroGen Corporation

Brian D. Bailys, CPA
Principal
The Bailys Group

Michael E. Basham
Executive Vice President for Finance & Planning
Howard Energy & Co.

John J. Freeh
Retired President
Lockheed Martin Systems Management

Philip J. Kranenburg
Managing Director
Kranenburg Capital Management &
Partner, Kranenburg Certified Public Accountants

Brian T. McGee
Senior Vice President & Chief Financial Officer
Intellon Corporation

Dr. Howard-Yana Shapiro
Director of External Research
Mars, Incorporated

Investor Inquiries
Makovsky + Company
575 Lexington Avenue, 15th Floor
New York, New York 10022, USA
tel. +1-212-508-9600
fax. +1-212-751-9710

General Inquiries
info@hydrogenllc.com



HYDROGEN

END